
03055171

2002 objectives

2002 results

PROVIDIAN

2002 ANNUAL REPORT

As a Company, we are working to reflect the values of the customers we serve and the people we employ – integrity, teamwork, clarity, respect and excellence. In 2002, these core values guided our management decisions, employee relations, investor communications, marketing initiatives and customer service.



Complete sale of Providian Master Trust
Strengthen management team
Complete sale of foreign operations
Further strengthened balance sheet
Hired Chaomei Chen, Susan Gleason, Tony Vuoto, Warren Wilcox
Sale resulted in $2.8 billion in liquidity; after-tax gain of over $300 million
Sale of higher-risk assets
Launch balanced marketing strategy
Achieve cost efficiencies
Closed Fairfield, Sacramento and Salt Lake
Initiated new product roll out. Booked 2.1 million accounts by year-end.
Structured $2.4 billion portfolio; reduced risk profile

Financial Highlights



loan receivables (dollars in billions)[1]
35
28
21
14
7
0
13.6
26.9
13.0
32.7
6.9
19.6
2000
2001
2002



customers (in millions)
20
16
12
8
4
0
16.0
18.4
12.0
2000
2001
2002



net revenue (dollars in billions)[2]
8.0
6.4
4.8
3.2
1.6
0
5.0
5.8
4.6
6.3
3.3
5.6
2000
2001
2002



earnings per share[3]
2.5
2.0
1.5
1.0
0.5
0
$2.23
$0.13
$0.75
2000
2001
2002

reported managed

[1] Reported loans receivable are loans receivable on the Company's balance sheet in conformance with GAAP. Managed loans receivable comprise reported loans receivable and loans receivable removed or reclassified from loans receivable on the Company's balance sheet due to our securitizations.

[2] Reported net revenue is comprised of net interest income and non-interest income on the Company's income statement in conformance with GAAP. Managed net revenue represents the interest income and non-interest income earned from our managed loans receivable less interest expense (including interest payable to securitization investors).

[3] Earnings per common share assuming dilution.

JOE SAUNDERS
Chairman of the Board,
President & Chief Executive Officer




Enhance new product development program
Maintain strong liquidity
Full-year 2002 profitability
BEGIN 2003
Four consecutive profitable quarters
2002 Providian Annual Report
Completed $750 million term series securitization; funded over $1 billion in variable funding series securitization
Offered new products: Providian AirPoints, Providian America's Choice card

Dear Shareholders:

Over the course of the last year, I've been asked by analysts, investors and employees if the current situation at Providian is what I expected and whether I would do it all again. The short answer to both is yes. Although we have faced and continue to face formidable challenges, as we rebuild our company, the accomplishments of the last year have strengthened my optimism about the future.

When I first joined Providian in November of 2001, the Company was in the early stages of implementing a five-point plan to stabilize the business. Pursuant to that plan, we spent the early months of 2002 executing a number of strategic initiatives with the goal of strengthening our balance sheet and improving the risk profile of the business.

Our foremost objective was to build a stronger financial foundation. We also needed to enhance the operational infrastructure, develop a dynamic new marketing and underwriting strategy and improve our collections and technology capabilities in order to stabilize losses, improve credit quality, become more efficient and create sustainable revenue streams.

Perhaps most critically, we needed to replenish the ranks of senior management with new executives whose industry experience and expertise in turnaround situations could be combined with the talent of key existing Providian employees to successfully navigate the short-term challenges we were facing and position the Company for the future. While the names of all those who have made important contributions are too numerous to list, I want to acknowledge my senior management team of Chaomei Chen (Credit and Collections), Susan Gleason (Operations and Systems), Richard Leweke (Human Resources), Ellen Richey (Legal, Compliance and Enterprise Risk Management), Tony Vuoto (Finance) and Warren Wilcox (Marketing and Strategic Planning).

Thanks to the hard work of these and many other Providian employees, we achieved our objectives for 2002. Among the year's highlights were the development of our three-year capital plans; the sale of a third of our domestic portfolio; the disposition of our United Kingdom and Argentina operations, which collectively enhanced our liquidity and capital positions and further reduced our risk; the strategic restructuring of the Company to bring our workforce in line with the reduced size of our portfolio; and the reconfiguration of our entire marketing and credit underwriting approach, which resulted in the recruitment of more than two million higher credit quality accounts and the development of new capabilities to better manage existing accounts.

-continued-


Set the stage for 2003 strategic focus
Host Providian Investor Day
Adopt new corporate governance guidelines
Publish guidelines and standards on providian.com
Maintain strong financial foundation
Meet or exceed 2002 earnings (excluding 2002 tax benefits)

Despite the difficult operating environment and a soft economy, we posted a profitable year in 2002, with net income of $218.2 million, or 75 cents per diluted share. Providian remained one of the top 10 bankcard issuers in the United States with over $6.9 billion in reported receivables, $19.6 billion in managed receivables, and just over 12 million accounts at year end 2002. We ended the year with approximately 6,200 employees in nine locations across the United States.

While we are proud of these accomplishments, we know that our work is far from complete. In 2003, we will focus in particular on improving the credit profile of our customer base, while continuing to generate positive risk-adjusted revenue. That said, I believe we have put a strong foundation in place, upon which we can build an exciting future. We have an outstanding management team that has restructured the Company and will continue to reshape it in the months ahead, and we have a talented and enthusiastic employee base, for whose dedication to building the new Providian I am most grateful.

Sincerely,

JOSEPH W. SAUNDERS

Chairman of the Board, President & Chief Executive Officer

Laying the Groundwork

This past year marked a turning point for Providian. In late 2001, faced with rising credit losses and falling earnings, we announced a five-point plan to restore investor confidence and rebuild shareholder value. The plan focused on revitalizing our core business by:

- Eliminating new lending to the standard market
- Improving credit line management
- Focusing marketing toward our best risk/return segments
- Implementing significant expense reductions
- Building/maintaining a strong balance sheet and liquidity

By December 2002, Providian had substantially completed the five-point plan and its related strategic initiatives. With the help of thousands of dedicated employees and the support of our customers and shareholders, we began to look beyond a difficult period and to chart a new course. Today, Providian is a stronger, leaner company with a renewed commitment to increasing shareholder value, achieving balanced, measured growth and serving our customers, one individual at a time.

EXECUTIVE TEAM
Top row left to right:
Susan Gleason, Warren Wilcox,
Ellen Richey, Richard Leweke
Bottom row left to right:
Tony Vuoto, Joe Saunders,
Chaomei Chen





Create infrastructure to meet new business model
Focus on serving middle America
Continue to enhance marketing strategy
Get the right products to the right people, at the right time at the right price
Continue expense-reduction efforts
Optimize outsourcing for cost flexibility

A Foundation for Success

In addition to the appointment of Joe Saunders as President and CEO in November 2001, the face of Providian's senior management team changed over the course of 2002. Providian's new leadership brought a blend of talented managers who have combined their broad-based financial industry experience and perspective with a dedicated and skilled existing employee base to energize the Company, identify its competitive opportunities and constructively address its weaknesses.

Refining Our Focus

The always competitive financial services industry, coupled with the uncertain economic climate of 2002 and our portfolio mix at the time, reinforced our belief that we needed a new marketing focus – one that would concentrate on adding higher credit quality customers to our portfolio while reducing our risk profile with current customers. In early 2002, we began implementing a new balanced acquisition strategy. At mid-year, we began to enhance the management of the current customer base to retain our best customers while reducing our exposure to higher-risk segments. By placing a higher priority on new product development and working to make a science out of getting the right products to the right people, at the right time and at the right price, we were able to achieve solid, measurable progress throughout the year.


Build on customer-centric focus
Focus on quality performance
Enhance credit and collections strategy
Drive quality improvements in all business units
Institutionalize a culture of customer care
Utilize technology to improve productivity and efficiency

Our Future Is in Middle America

There is still much work for Providian to do. At the heart of our new business model is a focus on future opportunities for the "new" Providian. In 2002, we completed a thorough analysis of our strengths, market prospects and risks, from which we determined that our greatest opportunity lies in continuing to serve our core middle to prime market and in enhancing how we do it. We think there is a great opportunity to create a better kind of company focused on serving middle America – real people who work hard, manage their money responsibly, and want a fair deal from the companies they choose to do business with. We hope to excel in this market by offering attractive credit products on reasonable terms, in a clear and straightforward fashion, supported by outstanding customer care.

Critical to this strategy is the recognition that each customer is a unique individual – with unique needs, interests and abilities – who wants to be treated fairly and whose responsible financial behavior should be recognized and rewarded.

Supporting Our Communities

Despite the challenges of 2002, we were still able to extend a hand to organizations in the communities where our employees live and work through our *Providian Cares* community giving program. Many of the organizations to which we contributed in 2002 focused on child care and financial literacy – areas in which we are fulfilling multiyear commitments. And perhaps most extraordinarily, in a year when our workforce was reduced by nearly half, charitable cash gifts given by Providian employees and matched by the corporation increased in number showing the spirit of Providian's employees, their heart and their deep commitment to their communities. For these efforts, the Child Care Action Campaign awarded Providian their 2002 Caring Corporation Award.

In Summary

Armed with our new business model and a renewed commitment to our shareholders, Providian will continue to evolve. As we move into 2003, our attention is shifting from the immediacy of stabilizing the Company to establishing a record of steady and consistent performance that will ultimately produce a prosperous company built upon attractive products, efficient operations, steady earnings, reduced losses, and superior customer service.

PROVIDIAN FINANCIAL CORPORATION
2002 ANNUAL REPORT

PROVIDIAN
Financial

PROVIDIAN FINANCIAL CORPORATION

2002 ANNUAL REPORT

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the "safe harbor" created by those sections. We also make written or oral forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 10-K, 10-Q and 8-K, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors, or employees to third parties. Forward-looking statements include, without limitation: expressions of the "belief," "anticipation," or "expectations" of management; statements as to industry trends or future results of operations of our company and our subsidiaries; and other statements that are not historical fact. Forward-looking statements are based on certain assumptions by management and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to, competitive pressures; factors that affect liquidity, delinquency rates, credit loss rates and charge-off rates; general economic conditions; consumer loan portfolio growth; changes in the cost and/or availability of funding due to changes in the deposit, credit or securitization markets; changes in the way we are perceived in such markets and/or conditions relating to existing or future financing commitments; the effect of government policy and regulation, whether of general applicability or specific to us, including restrictions and/or limitations relating to our minimum capital requirements, deposit-taking abilities, reserving methodologies, dividend policies and payments, growth, and/or underwriting criteria; changes in accounting rules, policies, practices and/or procedures; the success of product development efforts; legal and regulatory proceedings, including the impact of ongoing litigation; interest rates; one-time charges; extraordinary items; the ability to recruit or replace key personnel; and the impact of existing, modified, or new strategic initiatives. These and other risks and uncertainties are described under the heading "Risk Factors" and are also described in other parts of this document, including "Legal Proceedings" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Readers are cautioned not to place undue reliance on any forward-looking statement, which speaks only as of the date thereof. We undertake no obligation to update any forward-looking statements.

DESCRIPTION OF OUR BUSINESS

General

Providian Financial Corporation, a Delaware corporation based in San Francisco, California, was incorporated as a subsidiary of Providian Corporation in 1984 under the name First Deposit Corporation. Our name was changed from First Deposit Corporation to Providian Bancorp, Inc. in 1994 and to Providian Financial Corporation in 1997. We conducted our operations as a wholly owned subsidiary of Providian Corporation until June 10, 1997, when all of the then outstanding shares of common stock of Providian Financial Corporation were spun off to the stockholders of Providian Corporation.

We are listed on the New York Stock Exchange and the Pacific Exchange under the symbol PVN. Our Internet address is www.providian.com. Through our Internet Web site, we make available free of charge our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

Through our subsidiaries we provide credit card and deposit products to customers throughout the United States. Our lending and deposit taking activities are conducted primarily through Providian National Bank ("PNB") and Providian Bank ("PB"). We are among the top ten bankcard issuers in the United States (based on managed credit card loans outstanding as of December 31, 2002).

During 2002, we took a number of significant actions designed to further our goals under the five-point plan announced in October 2001 and our goal of establishing and maintaining a strong capital position under our banking subsidiaries' Capital Plans, which are described under "Regulatory Matters." These actions include:

Sale of Our Interests in the Providian Master Trust. The sale of PNB's interests in the Providian Master Trust, which was completed in February 2002, generated cash proceeds of approximately $2.8 billion.

Sale of Our International Operations. PNB completed the sale of its United Kingdom business in April 2002. This sale generated over $600 million in cash proceeds. We completed the sale of our Argentina operations in May 2002.

Sale of Certain Higher Risk Receivables. We completed the structured sale, through a limited liability subsidiary of PNB, of a higher risk credit card portfolio in June 2002. Cash proceeds from the sale were approximately $1.2 billion. A limited liability subsidiary of PNB holds approximately $81.3 million, or 51%, of the outstanding amount of BBB/Baa2 rated certificates, and approximately $63.5 million, or 43%, of the outstanding amount of BB-/Ba2 rated notes, issued in conjunction with the securitization of the portfolio, as of December 31, 2002. PNB continues to serve as the interim owner of the related credit card accounts under an agreement to do so for up to 18 months, with transfer of ownership to occur when a successor owner has been appointed.

Securitization Transactions. In the fourth quarter of 2002, PNB completed a $1.085 billion variable funding series securitization in Series 2002-A, and the sale of $750 million of three-year floating rate asset backed certificates in Series 2002-B, of the Providian Gateway Master Trust. We also obtained commitments for $1.365 billion of additional funding under Series 2002-A.

Augmenting our Management Team. In addition to Joseph Saunders, who joined us as President and Chief Executive Officer in November 2001, during 2002 we hired Susan Gleason (who joined as Vice Chairman, Operations and Systems), Warren Wilcox (who joined as Vice Chairman, Marketing and Strategic Planning), Anthony Vuoto (who joined as Vice Chairman and Chief Financial Officer) and Chaomei Chen (who joined as Vice Chairman, Credit and Collections). Richard Leweke joined us as Executive Vice President, Compensation and Benefits in January 2003 and was promoted to Vice Chairman and Chief Human Resources Officer in March 2003 upon the retirement of John Rogers.

Refocusing of Marketing. In June 2002, we launched our rollout program to put into effect a balanced marketing strategy designed to generate a balanced mix of new business originated across the broad middle to prime market segments in order to achieve more stable earnings and lower, less volatile credit loss rates.

Expense Reduction Efforts. In 2002 we closed our operations facilities in Fairfield, California, Sacramento, California and Salt Lake City, Utah. We reduced the number of our employees from 12,808 as of December 31, 2001 to 6,261 as of December 31, 2002.

We continue to be strongly committed to the success of the Capital Plans, and we intend to take appropriate measures to ensure compliance with the commitments, strategies, restrictions, and limitations contained in the Capital Plans.

Business Strategy and Marketing

Our primary line of business is our credit card business, which generates consumer loans through Visa and MasterCard credit cards.

We target creditworthy customers across the broad middle to prime market segments, with a particular focus on middle market customers who are underserved and undermarketed by many large, prime-oriented card issuers. Under our balanced strategy, we originate new loans from the middle and the prime market segments by selectively recruiting higher quality customers from the most attractive parts of the market. We believe we can leverage distinctive competencies in marketing and underwriting to better serve our customers and create competitive advantage in these market segments.

To acquire new customers, we use proprietary targeting and analytics to identify the most attractive credit card prospects and match them with the most compelling and profitable product offering. Currently we utilize prescreened direct mail as the primary new customer acquisition channel, augmented by online and telemarketing activities. In the future, we anticipate prudently and deliberately diversifying our distribution channels to achieve better market penetration.

In addition to credit cards, we market a variety of cardholder service products to our customer base. These products, which we may originate ourselves or distribute for others, include debt suspension, auto- and health-related services, credit-related services, and selected insurance products.

The Credit Process

Our prescreened account solicitation process uses information from credit reporting agencies to identify consumers who are likely to be interested in and eligible for an account. Customers who respond are reviewed according to our credit and underwriting criteria. Although we continue to use internally generated risk technology and scoring models for new accounts, we have broadened our analytics to include widely accepted metrics devised by Fair Isaacs & Co. We establish pricing and credit limits based on the customer's credit profile and loan feature preferences and on our profitability and risk guidelines.

After an account is opened, we monitor the customer's risk profile regularly and may adjust product features and/or pricing as the relationship evolves, in order to strengthen profitability and reduce loss exposure over time. In cases where the customer fails to comply with the account agreement, we may increase the interest rate. For higher risk customers, we may also reduce the credit line or close the account.

We charge late fees, returned check fees, and overlimit fees, and may charge other fees when appropriate, in accordance with the terms of the account agreement. Under our account agreements we reserve the right to change or terminate at any time, subject to applicable notice requirements, any terms, conditions, services, or features of the account (including increasing or decreasing interest rates, other fees and charges, or minimum payment requirements).

Portfolio Management

We historically focused on three market segments: the standard market segment (higher risk and generally underserved customers who might not ordinarily qualify for credit cards, including customers with past credit problems or limited credit history); the middle market segment (customers whose credit is typically superior to the standard market segment but inferior to platinum and prime market segment customers); and the platinum market segment (customers with generally good credit history). In 2001, we discontinued new account marketing to the standard market segment. In addition, we tightened credit line increases in all segments and selectively repriced loans that exhibited increased risk levels.

As of December 31, 2002, approximately $5.0 billion of reported loans and $17.70 billion of managed loans were outstanding to customers in the standard and middle market segments, which we treat as subject to increased risk weightings under the guidance for subprime lending programs issued by our banking subsidiaries' regulators. See "Regulatory Matters." When we refer to "managed" loans, we are referring to loans reported on our financial statements as loans and loans removed or reclassified from loans receivable through our securitizations. Although securitized loans have been removed from our balance sheet, we retain interests in them that affect our financial performance, and we therefore use managed financial information to supplement our GAAP information in evaluating our business. For a discussion of managed financial information and our exposure to the performance of securitized loans, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Managed Financial Information."

A key component of our current business strategy focuses on improving the performance of the credit card portfolio that was in place before our new account acquisition strategy was implemented. To strengthen our relationships with our best customers, we upgrade relationships by providing product upgrades and more competitive pricing and increasing credit lines. To reduce our exposure to riskier accounts, we increase pricing to compensate for the higher credit risk and may decrease credit lines. We have converted a substantial portion of our receivables from fixed to variable rates.

As our balanced strategy takes root and evolves, we expect a more stable loan portfolio with more stable earnings and lower, less volatile credit loss rates.

Collections

An account is contractually delinquent if the minimum payment is not received by the next billing date. We use a delinquency lifecycle strategy to manage delinquent accounts in combination with event-driven approaches, consumer counseling, and consumer debt management programs. Under the delinquency lifecycle approach, we prioritize collections to focus on delinquency status, with attention to customer events within each stage of delinquency. We believe that this facilitates management and collector accountability for, and ownership of, results.

When loans become delinquent, we recognize the credit loss by charging off the principal balance no later than the last day of the calendar month in which the account becomes 180 days past due under the terms of the account agreement. Loans that are restructured under our consumer debt management program are charged off no later than 120 days after they become contractually past due. We recognize charge-offs for accounts of deceased customers within 60 days after verification of death, and we batch process notifications of bankruptcy and charge off the related amounts once a month. When the principal amount of a loan is charged off, any accrued finance charges and fees included in the loan balance are removed from our balance sheet and charged against income. However, we do not include in our loan balances or our revenues the portion of finance charges and fees that we estimate to be uncollectible. For a more detailed discussion of our charge-off and revenue recognition policies, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Asset Quality" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview of Critical Accounting Policies—Finance Charge and Fee Income Recognition." Fraud losses (losses due to the unauthorized use of credit cards) are charged to non-interest expense after an investigation period of up to 90 days.

Other Products and Services

In addition to our core credit card business, we operate GetSmart.com, an online marketplace designed to match individual consumers seeking a specific product—such as a credit card, home loan or auto loan—with lenders offering those products.

Funding and Liquidity

Our primary sources of funding are deposit funding, asset securitizations, and, to a lesser extent, debt issuances. We maintain a substantial liquidity portfolio, which consists of federal funds sold, securities purchased under resale agreements, available-for-sale investment securities, and cash and cash equivalents. Ensuring appropriate liquidity continues to be at the forefront of our business strategy. For a discussion of our funding and liquidity, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Funding and Liquidity."

Competition

We compete against the full spectrum of credit card issuers, including issuers whose core business is credit cards, issuers who are subsidiaries of larger diversified financial services companies, and issuers who are regional or local banks. In addition to competition from issuers of Visa and MasterCard credit cards, we face competition from issuers of other general purpose credit cards, private label retail cards, and, to a certain extent, debit cards. Many of these institutions are substantially larger and have more resources than we do. Competition is more intense in the prime and lower risk middle market segments, where we are currently focusing our marketing efforts, than in the standard and higher risk segments that were a source of growth for us in 2000 and 2001. We compete opportunistically, leveraging our distinctive targeting, analytics, underwriting, and marketing techniques to select and better serve our customer segments and manage our customer relationships.

Geographic Diversity

Our loan portfolios are geographically diverse, with no significant regional concentration of credit risk.

Employees

As of December 31, 2002, we had 6,261 employees and a total workforce, including temporary and contract employees, of 6,412.

Organizational Structure

We operate principally through the following wholly owned subsidiaries:

Providian National Bank. Headquartered in Tilton, New Hampshire, PNB is a national banking association organized under the laws of the United States and is a member of the Federal Deposit Insurance Corporation (the "FDIC"). PNB was originally organized as a state bank in 1853 and converted to a national bank charter in 1865.

Providian Bank. Headquartered in Salt Lake City, Utah, PB is an industrial loan corporation organized under the laws of Utah and is a member of the FDIC. PB and PNB submitted an application to the Office of the Comptroller of the Currency (the "Comptroller") to merge PB with and into PNB. The application is awaiting approval from the Comptroller, and we expect to complete the merger as and when that approval is received.

REGULATORY MATTERS

Following the deterioration in our delinquency and credit loss experience announced in the fall of 2001, we and our banking subsidiaries entered into written regulatory agreements. As required by those agreements, our banking subsidiaries have prepared and submitted to their regulators three-year capital plans (the "Capital Plans") that provide goals and strategies with respect to their capital and liquidity positions. We and our banking subsidiaries are also subject to extensive banking-related supervision and regulation, as well as to numerous federal and state laws relating to consumer protection and privacy matters. See "—Supervision and Regulation Generally."

Our Regulatory Agreements

Under the written agreements our banking subsidiaries entered into with their regulators on November 21, 2001, the boards of directors of PNB and PB each created a written agreement compliance committee responsible for ensuring, monitoring, and coordinating the bank's compliance and implementation of the agreements. Under the agreements, our banking subsidiaries agreed that they would not declare or pay dividends, or make any capital distributions, without obtaining the prior consent of their regulators. They also agreed to cease originating new accounts in the standard market segment, develop growth restriction plans that include limitations on credit line increases within the standard market segment and generally impose appropriate limitations on new accounts and credit line increases in other market segments, and develop capital plans as described in more detail below under "—Our Capital Plans." In addition they agreed, among other things, to review their allowances for credit losses for loans on their books and ensure that they maintained allowances consistent with regulatory requirements.

Under the capital assurances and liquidity maintenance agreements that we entered into with each of our banking subsidiaries, we agreed to provide certain capital and liquidity support to them, subject to our ability to retain funds to meet specified near-term cash obligations. In particular, with respect to capital support, we agreed to provide such capital to our banking subsidiaries as may be necessary from time to time to ensure that they achieve and maintain the capital ratios set forth in the Capital Plans. See "—Our Capital Plans." Our obligations under these agreements will continue in effect unless terminated by mutual agreement between us and our banking subsidiaries, with our banking subsidiaries reserving the right to seek prior regulatory consent before terminating the agreements.

Our Capital Plans

In February 2002 our banking subsidiaries prepared and submitted to their regulators a combined capital and liquidity plan and separate growth restriction plans pursuant to their respective written agreements. Each quarter, they have updated the plan and have submitted those updates to the regulators. Beginning with the update prepared and submitted in the third quarter of 2002, PNB and PB have utilized separate Capital Plans that incorporate and include their growth projections and growth restriction plans.

The Capital Plans provide a comprehensive strategy for maintaining a strong capital position at our banking subsidiaries. The business and operational strategies reflected in the Capital Plans include a focus on maintaining strong levels of liquidity while reducing reliance on insured deposits as a source of funding, maintaining strong credit loss reserves, improving the overall risk profile of their loan portfolios, maintaining an appropriate and measured level of growth, reducing overhead and related operating expenses, and achieving a more stable level of long term profitability. This strategy builds upon our pre-existing strategic initiatives, including the refocusing of our business on the middle market and prime market segments.

Under the original combined capital plan, our banking subsidiaries committed to achieve "well capitalized" status as shown on their Call Reports as of March 31, 2002 and to maintain "adequately capitalized" status on a Call Report basis until that date. In addition, PNB and PB on a combined basis committed to achieve by March 31, 2002, and to maintain thereafter, capital ratios associated with "adequately capitalized" status after applying increased risk-weightings consistent with the Expanded Guidance for Subprime Lending Programs ("Subprime Guidance") issued by the federal banking regulators in 2001. PNB and PB further committed on a combined basis to achieve by June 30, 2003, and maintain thereafter, capital ratios associated with "well capitalized" status after applying the Subprime Guidance risk weightings. In the Capital Plans prepared in the third quarter of 2002, PNB and PB each committed to achieve the foregoing capital goals on an individual basis.

In connection with PNB's December 2002 adoption of new regulatory accounting and capital guidance regarding the accrued interest receivable asset related to securitizations ("AIR"), PNB's commitment to achieve capital ratios associated with "well capitalized" status, after applying Subprime Guidance risk-weightings, was modified so that (a) the June 30, 2003 commitment applies to capital ratios that are calculated so as to exclude the impact of the AIR guidance, and (b) the date for achieving capital ratios associated with "well capitalized" status, including the impact of the AIR guidance, was extended to June 30, 2004. PB was not affected by the AIR guidance, so it did not seek any modification of its capital commitments.

To date, our banking subsidiaries have achieved all of the capital ratio goals they committed to achieve by the dates they committed to achieve them.

The Capital Plans identify a number of strategies designed to meet the goals of the Plans, including:

Balance Sheet and Liquidity Management. We are committed to maintaining strong liquidity positions at our banking subsidiaries. Our consolidated liquidity position (securities purchased under resale agreements, federal funds sold, available-for-sale investment securities, and cash and cash equivalents) totaled $5.8 billion as of December 31, 2002, even though we reduced the level of deposits at our banking subsidiaries by approximately $3.2 billion during the 15 months ended December 31, 2002. In 2003, the Capital Plans project a more modest reduction in aggregate insured deposits, and include an objective to improve the quality of assets funded by insured deposits.

Refocusing New Business. In 2002 PNB began implementing a strategy aimed at achieving a balanced mix of new business originated from both the middle and prime market segments in order to achieve a more stable loan portfolio with more stable earnings and lower, less volatile credit loss rates. PB has ceased originating new accounts pending completion of its planned merger into PNB.

Capital Contributions and Related Matters. In June 2002, we contributed to PNB the stock of Providian Bancorp Services ("PBS"), which performs a variety of servicing activities (such as human resources, legal, accounting, data processing, customer service and collections) for us and our banking subsidiaries. This contribution placed the assets and property rights necessary to the ongoing operation of the banks into a bank operating subsidiary. In the third and fourth quarters of 2002, we made cash contributions totaling $148 million to PNB and $22 million to PB.

Other Matters

In June 2000 we reached settlements with the San Francisco District Attorney, the California Attorney General, and the Connecticut Attorney General, and PNB reached a settlement with the Comptroller, regarding certain alleged unfair and deceptive business practices. We and certain of our subsidiaries stipulated to the entry of a judgment and the issuance of a permanent injunction, and PNB stipulated to the issuance by the Comptroller of a Consent Order, both of which prohibit specified practices. Those prohibitions remain in effect.

Supervision and Regulation Generally

Holding Company Status. We are the holding company of PNB, which is a national banking association, and PB, which is an industrial loan corporation organized under the laws of Utah. However, we are not required to register as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Before 1987, PNB was a so-called "nonbank bank." This means that it was not a "bank" under the BHCA because it did not both accept demand deposits and make commercial loans. The Competitive Equality Banking Act of 1987 ("CEBA") revised the definition of "bank" to include generally all FDIC-insured institutions. However, CEBA grandfathered the rights of companies that owned "nonbank banks" on March 5, 1987, allowing them to retain ownership of such nonbank banks without registering as bank holding companies, subject to certain restrictions. PB is not a "bank" as defined in the BHCA because it qualifies for an exemption under CEBA as an industrial loan corporation organized under the laws of Utah and acquired by us on or before August 10, 1987.

The restrictions on CEBA-grandfathered banks were liberalized by the Gramm-Leach-Bliley Act of 1999 (the "GLB Act"). The GLB Act repealed the Glass-Steagall Act of 1933, which separated commercial and investment banking, and eliminated the BHCA's prohibition on insurance underwriting by bank holding companies. Under the GLB Act, PNB is permitted to engage in new activities, which it was not permitted to do under CEBA, so long as it does not both accept demand deposits and make commercial loans. The GLB Act also eased CEBA restrictions on PNB's ability to cross-market its products and services with the products and services of its affiliates. In addition, the GLB Act increased our ability to acquire the assets of additional insured depository institutions, effectively eliminating the CEBA restriction that prevented us from acquiring more than 5% of the assets of another insured depository institution. However, our ability to take advantage of these opportunities is significantly limited by the written agreements between our banking subsidiaries and their regulators and by the Capital Plans.

We could be required to register as a bank holding company under the BHCA if PNB ceases to observe the CEBA restrictions, as modified by the GLB Act, or if we or any of our affiliates acquires control of an additional insured depository institution (excluding exempt institutions such as credit card banks). If we were required to register as a bank holding company, we would be subject to the restrictions set forth in the BHCA. These restrictions, if they were to apply to us, would among other things limit our activities to those deemed by the Federal Reserve Board to be closely related to banking and a proper incident thereto, but would not be expected to have a material adverse effect on our business as currently conducted. We could voluntarily elect to become a financial holding company under the GLB Act if we met certain eligibility requirements. If we were to become a financial holding company, we would be permitted to engage in a broader range of activities than would be permitted if we were a bank holding company under the BHCA.

Investment in Our Company and Our Subsidiary Banks. Each of PNB and PB is an "insured depository institution" within the meaning of the Change in Bank Control Act of 1978 (the "CIBC

Act"). Consequently, an individual or entity must obtain written approval of the applicable primary federal regulator before it may acquire "control" (as defined in the CIBC Act) of PNB or PB. A change in control of PB would also require approval from the Utah Commissioner of Financial Institutions under the Utah Financial Institutions Act.

For purposes of the BHCA, an individual or entity may not acquire "control" of us, and a bank holding company may not directly or indirectly acquire ownership or control of more than 5% of our voting shares, without the prior written approval of the Federal Reserve Board. Our CEBA grandfather rights are nontransferable. Thus, if an individual or entity acquired "control" of us or if a bank holding company acquired ownership or control of more than 5% of our voting shares, we would be required to limit our activities and our non-banking subsidiaries' activities to those deemed by the Federal Reserve Board to be closely related to banking and a proper incident thereto. As noted above, however, if we became a financial holding company under the GLB Act, we would be permitted to engage in a more expansive list of activities than are permitted for bank holding companies under the BHCA, subject to our banking subsidiaries' regulatory agreements and the Capital Plans.

Dividends and Transfers of Funds. A primary source of our funds is dividends from our banking subsidiaries. Federal law limits the extent to which PNB or PB can supply funds to us and our affiliates through dividends, loans, or otherwise. These limitations include minimum regulatory capital requirements, restrictions concerning the payment of dividends, and Sections 23A and 23B of the Federal Reserve Act of 1913, as amended, governing transactions between a banking organization and its affiliates. In addition, PNB and PB are subject to federal regulatory oversight to assure safety and soundness. In general, federal banking laws prohibit an insured depository institution from making dividend distributions if such distributions are not paid out of available earnings or would cause the institution to fail to meet applicable capital adequacy standards. PB is subject to similar Utah laws governing industrial loan corporations. See "—Capital Requirements." Under the agreements PNB and PB entered into with their regulators and the terms of the Capital Plans, they may not declare or pay dividends without first receiving the consent of their regulators. See "—Our Regulatory Agreements" and "—Our Capital Plans."

Capital Requirements. PNB is subject to risk-based capital guidelines contained in regulations adopted by the Comptroller. PB is subject to risk-based capital guidelines contained in regulations adopted by the FDIC. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to several risk weighted categories. Higher levels of capital are required for the categories defined as representing greater risk.

Under current banking regulations, institutions generally are required to maintain a minimum total risk-based capital ratio (total Tier 1 and Tier 2 capital to risk-weighted assets) of 8%, and a Tier 1 risk-based capital ratio (Tier 1 capital to risk-weighted assets) of 4%, which correspond to the minimum levels needed to be adequately capitalized. See "—Federal Deposit Insurance Corporation Improvement Act of 1991." These risk-based capital guidelines are subject to change by the applicable regulators and may be increased from time to time, generally or with respect to specific types of assets. The Comptroller and the FDIC have established guidelines prescribing a minimum "leverage ratio" (Tier 1 capital to adjusted total assets as specified in the guidelines) of 3% for institutions that meet certain criteria, including the requirement that they have the highest regulatory rating, and prescribing a minimum leverage ratio of 4% for institutions that do not meet the criteria.

The Comptroller and the FDIC may, however, set higher capital requirements when an institution's particular circumstances warrant. As described in detail under "—Our Capital Plans," our banking subsidiaries have committed to achieve and maintain capital ratios exceeding the regulatory minimums otherwise applicable, and the Comptroller and the FDIC may pursue a number of actions restricting our operations if we do not achieve the required ratios. See "Risk Factors—We Are Required to Operate in Accordance with our Capital Plans." For information regarding our capital ratios as of December 31, 2002, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Adequacy."

In January 2001, the Basel Committee on Bank Supervision proposed revisions to the global risk-based capital rules set forth in the 1988 Basel Accord. The proposal modifies the Basel Committee's June 1999 proposal for a new capital adequacy framework for banks. If implemented, the new rules, among other changes, would replace the current risk weightings for most credit risks with a system based on external and internal ratings, and expose banks that securitize assets to a capital system also based on external and internal ratings. Changes in U.S. capital standards resulting from the Basel Committee's proposal are expected no earlier than 2004. We are unable at this time to assess what impact, if any, this proposal may have on our business.

Federal Deposit Insurance Corporation Improvement Act of 1991. Among other things, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires federal bank regulatory authorities to take "prompt corrective action" in respect of insured depository institutions that do not meet minimum capital requirements. For these purposes, FDICIA established five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Under regulations adopted by the Comptroller and the FDIC, an institution is generally considered to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater; "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater and, generally, a leverage ratio of 4% or greater; and "undercapitalized" if it does not meet any of the "adequately capitalized" tests. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio under 3% and "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%.

An "adequately capitalized" institution is permitted to accept brokered deposits only if it receives a waiver from the FDIC and must limit the interest it pays on deposits to a rate that is not more than 75 basis points higher than the prevailing rate in its market for so long as it remains only "adequately capitalized." "Undercapitalized" institutions cannot accept brokered deposits, are subject to growth limitations, and must submit a capital restoration plan. "Significantly undercapitalized" institutions may be subject to a number of additional requirements and restrictions. "Critically undercapitalized" institutions are subject to appointment of a receiver or conservator and, beginning 60 days after becoming "critically undercapitalized," may not make any payment of principal or interest on their subordinated debt (subject to certain exceptions).

FDICIA also required federal banking agencies to revise their risk-based capital standards to adequately address concentration of credit risk, interest rate risk and risk arising from non-traditional activities. The Comptroller and the FDIC have identified these risks and an institution's ability to manage them as important factors in assessing overall capital adequacy, but have not quantified them for use in formula-based capital calculations. The Comptroller and the FDIC have further revised their risk-based capital rules to address market risk. Financial institutions with 10% or more of total assets in trading activity or $1 billion or more in trading activity are required to use internal risk measurement models to calculate their capital exposure for market risk and to hold capital in support of that exposure. Since PNB holds "dollar-for-dollar" capital under applicable regulatory guidance against certain retained interests in securitizations that are measured at fair value like debt securities held for trading under GAAP, and our banking subsidiaries' trading activity is otherwise below these thresholds, the market risk rules have not affected our capital requirement.

Deposit Insurance Assessments. PNB's and PB's deposits are insured up to applicable limits by the Bank Insurance Fund (the "BIF") of the FDIC. Accordingly, both PNB and PB are subject to assessment for deposit insurance premiums. Under the FDIC's risk-based insurance assessment system, each insured institution is placed in one of nine risk categories, based on its level of capital, supervisory evaluations, and other relevant information. The assessment rate applicable to PNB and PB depends in part on the risk assessment classification assigned to them by the FDIC and in part on the BIF assessment schedule adopted by the FDIC. BIF-insured institutions such as PNB and PB are currently assessed premiums at an annual rate between 0% and 0.27% of eligible deposits. PNB and PB are also subject to assessments for payment of Financing Corporation ("FICO") bonds issued in the 1980s as part of the resolution of the problems of the savings and loan industry. The FICO assessment rate applicable to BIF-insured deposits is 0.0168% per annum for the first quarter of 2003 and may be adjusted quarterly to reflect a change in the assessment base for the BIF.

Consumer Protection Laws. The relationship of our lending subsidiaries and their customers is extensively regulated by federal and state consumer protection laws. The most significant laws include the Truth-in-Lending Act of 1968, Equal Credit Opportunity Act of 1974, Fair Credit Reporting Act of 1970, Truth-in-Savings Act of 1991, Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994, Electronic Funds Transfer Act of 1978, the GLB Act, Federal Trade Commission Act, and unfair and deceptive practices laws of the various states in which we do business. These statutes, among other things, impose disclosure requirements when a consumer credit loan is advertised, when the account is opened and when monthly billing statements are sent. These statutes also limit the liability of credit card holders for unauthorized use, prohibit discriminatory practices in extending credit, impose limitations on the types of charges that may be assessed and on the use of consumer credit reports, regulate the privacy of consumer information, require disclosure of privacy policies, impose restrictions on the sharing of customer information among companies, and prohibit unfair and deceptive practices. The applicability to national banks of certain state laws governing these matters has recently been challenged in lawsuits asserting that they are preempted by the National Bank Act of 1864. We are unable to predict the outcome of these cases or the availability of federal preemption as a defense to state law claims.

The National Bank Act authorizes national banks to charge customers interest at the rates allowed by the laws of the state in which the bank is located, regardless of an inconsistent law of a state in which the bank's customers are located. PNB relies on this ability to "export" rates to facilitate its nationwide credit card business. State institutions such as PB enjoy a similar right under the Depository Institutions Deregulation and Monetary Control Act of 1980. In 1996, the United States Supreme Court held that late payment fees are "interest" and therefore can be "exported" under the National Bank Act, deferring to the Comptroller's interpretation that interest includes late payment fees, insufficient funds fees, overlimit fees and certain other fees and charges associated with consumer credit loans. This decision does not directly apply to state institutions such as PB. Although several courts have upheld the ability of state institutions to export certain types of fees, a number of lawsuits have been filed alleging that the laws of certain states prohibit the imposition of late fees. We are unable to predict the outcome of these cases or the effect of such outcome on PB's ability to impose certain fees.

Privacy. Under the GLB Act, a financial institution must disclose its privacy policy and provide consumers with the opportunity to opt out of certain types of information sharing with unaffiliated third parties. We regularly review our processes and keep abreast of new technology to keep consumers' information confidential. We maintain policies that prohibit access to and disclosure of consumer information without our authorization. In addition, our contracts with the firms and agencies we hire to help us with any part of our business, including servicing and data processing, require them to maintain the confidentiality of consumer information in accordance with our privacy policy and to comply with all applicable laws.

The GLB Act expressly permits states to adopt more stringent privacy requirements. Some states have adopted regulations imposing stricter limitations on information sharing, and we are complying with them. Various states are considering enacting enhanced privacy requirements. We cannot predict the nature and extent of any such additional privacy requirements, as they might be adopted. Legislative consideration has also been given to various proposals to limit the use of social security numbers by government and business. We cannot predict the outcome of these proposals nor their impact on us, should they become law.

Legislative Developments. Over the last several years, members of Congress have proposed legislation to substantially revise the laws governing consumer bankruptcy. In 2002, both the U.S. House of Representatives and the U.S. Senate approved separate versions of bankruptcy reform legislation and worked out the differences between them in conference. However, the conference report was not considered on the Senate floor before the session ended, and the reform legislation was not enacted into law. In general, the bankruptcy reform legislation contains provisions intended to curb abuse in the current bankruptcy system, including a means test for consumer bankruptcy filings, and includes new requirements for consumer lending disclosures. We cannot predict whether the proposed bankruptcy reform legislation will be enacted or its impact, if it is enacted.

In 2003, Congress is expected to consider the Fair Credit Reporting Act ("FCRA") in the context of several provisions of FCRA that were granted a temporary federal preemption in 1996. These provisions, including those relating to prescreening and affiliate information sharing practices, establish national standards that cannot be changed by state legislation. The federal preemption will expire on January 1, 2004, unless Congress extends such preemption. If preemption is not extended, our business may become subject to multiple restrictions imposed by state law. We cannot predict the outcome of congressional deliberations on this matter.

From time to time, members of Congress have introduced proposals for the regulatory restructuring of the financial services industry and the reform of the federal deposit insurance system, as well as legislation to impose a statutory cap on credit card interest rates and fees, to require additional disclosures, or to prohibit certain practices with respect to open-ended credit plans. In recent years state legislatures have entertained similar proposals as well as others to expand consumer protection laws, such as laws regulating information sharing, identity theft, and marketing and underwriting practices. We cannot predict the outcome of these proposals nor their impact on us, should they become law.

See "Risk Factors—Changes in Government Policy and Regulation Can Negatively Affect Our Results," "—We are Required to Operate in Accordance with Our Capital Plans," "—We Could Be Required to Provide Support to Our Banking Subsidiaries" and "—Our Banking Subsidiaries' Regulators Can Impose Restrictions on Our Operations."

RISK FACTORS

We Have Experienced Increases in Delinquencies and Credit Losses.

We face the risk that our revenues will be reduced by losses incurred when customers do not repay their credit card loans. A high credit loss rate (the rate at which we charge off uncollectible loans) hurts our overall financial performance and increases our cost of funds. Both the delinquency rate and the credit loss rate on our consumer loans increased significantly in 2002. Key factors affecting these rates include portfolio "seasoning," portfolio composition, and general economic conditions.

"Seasoning" refers to the average age of a loan portfolio. Credit card accounts tend to experience increased delinquencies and credit losses as they "season," or age, until they reach a peak period following which, with appropriate portfolio management, losses may stabilize or moderate. A large segment of our portfolio was originated before we implemented our balanced strategy of selectively recruiting higher quality customers. As those loans season, while our portfolio growth rate has slowed, our credit loss rates may be negatively affected.

The composition of our portfolio changed significantly in 2002. The sale of our interests in the Providian Master Trust, which generally had lower delinquency and loss rates, resulted in an increase in the percentage of accounts in our remaining portfolio with higher delinquency and loss rates. Although we have discontinued new account marketing to customers in the highest risk standard market segment and are currently refocusing our business on the middle and prime market segments, the impact of these changes will be realized only over time.

The continuing economic downturn has contributed substantially to our credit loss rate as borrowers fail to make payments and, in some instances, seek protection under the bankruptcy laws. The impact of the economic downturn on our credit loss rate has been exacerbated by the higher risk loans in the standard and middle market segments that remain in our managed loan portfolio, and a worsening economy could adversely affect our delinquency and credit loss rates.

We maintain an allowance for credit losses, which we believe to be adequate to cover expected credit losses on our reported loans, but we cannot assure you that the allowance will be sufficient to cover actual credit losses.

We Face Reduced Funding Availability and Increased Funding Costs.

Our major sources of funding are retail deposits, asset securitizations, our liquidity portfolio, and, to a lesser extent, debt issuances. As part of their Capital Plans, our banking subsidiaries have committed to reduce reliance on insured deposits and to improve the quality of assets funded by deposits. We have substantially reduced our usage of the broker channel as a source of retail deposits as a result of our credit rating downgrades, performance problems, and regulatory commitments, and we cannot assure you that this channel will remain open to us. Moreover, regulatory requirements could prohibit us from taking any deposits if our banking subsidiaries fail to meet regulatory capital requirements, and our regulators could prohibit us from taking deposits even under circumstances where current regulations would not otherwise prohibit deposit taking. Our ability to raise funds through deposit taking could also be diminished if the rates that we have to pay on deposits in order to attract deposit customers increase. This could happen, for example, as a result of increased competition in the deposit market.

In addition to retail deposits, we rely heavily on the securitization of credit card receivables to fund our business. The deterioration we experienced in our asset quality and the downgrades in our debt ratings during 2001 and 2002 reduced our access to securitization funding and resulted in higher funding costs and less favorable terms than were previously available to us. If our asset quality further deteriorates, or our debt ratings or those of our banking subsidiaries are further downgraded, our funding capabilities would be negatively affected. Economic, legal, regulatory, accounting and tax changes as well as regulatory actions and other events affecting our competitors, can also make future securitizations as well as other sources of funding more difficult, less efficient, more expensive, or unavailable.

Although we were able to complete new securitization transactions and maintain a substantial liquidity portfolio in 2002 and from time to time may sell non-essential assets to generate cash to run our business, we cannot assure you that we will be able to do so in the future. Competition for funding sources comes from a wide variety of institutions, many of which have more capital and resources and higher credit ratings than we do. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Funding and Liquidity."

We Face Intense Competition.

We face intense and aggressive competition from other consumer lenders in all of our product lines. As we have refocused our business on more creditworthy customers, we compete with a broader set of competitors than we have in the past, many of which are larger than we are and have greater resources than we have. In addition, in many market segments, customer loyalty is often limited. The GLB Act, which permits the affiliation of commercial banks, securities firms, and insurance companies, may increase the number of competitors in the banking industry and the level of competition for banking products, including credit cards.

Our competitors have taken and may in the future take competitive actions such as offering lower interest rates and fees, larger credit lines, and other incentives to customers to use our competitors' credit cards and other products and/or transfer existing balances to our competitors' credit cards. These and other competitive practices could result in decreases in account and balance growth, the loss of existing customers and/or reductions in account balances, increased customer acquisition costs, and reductions in the finance charges and fees that we charge.

Interest Rate Fluctuations Can Hurt Our Profitability.

We borrow money from institutions and depositors in order to lend money to our customers. The difference between the rates we pay to borrow money and the rates we earn on the loans we make to our customers (the "spread") affects our earnings and the value of our assets and liabilities. Accordingly, interest rate movements that affect this spread affect our business. If the interest rates we pay on our deposits and borrowings increase to a greater extent than the rates our customers pay to us, or if the interest rates that we charge customers are reduced (as a result of competition or otherwise) to a greater extent than the interest rates we pay on our deposits and borrowings, our profits could be negatively affected.

We have converted a substantial portion of our receivables from fixed to variable rates, and we may seek to revise the rates that we charge our customers in order to limit changes in the spread. However, these actions could result in customers using our credit cards less frequently, carrying smaller balances, or looking to other credit sources, which could negatively affect our earnings as accounts and account balances decrease. See "—Fluctuations in Our Accounts and Account Balances Will Affect Our Financial Results."

We attempt to manage the risk of interest rate fluctuations through derivative financial instruments and other techniques. However, these instruments and techniques rely on the exercise of significant judgment, are subject to numerous uncertainties, and may not protect against certain risks. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Interest Rate Sensitivity."

Our Financial Results Could Be Hurt by the Performance of Securitized Loans and Changes in the Valuation of Our Interests in Securitizations.

In connection with our securitizations, we retain certain interests in the assets created in the securitization, including retained subordinated interests, spread accounts, and other residual interests. These interests are described in greater detail under "Management's Discussion and Analysis of Financial Condition and Results of Operations—The Impact of Securitizations." The income we earn from these interests depends on many factors, including the performance of the securitized loans, interest paid to certificateholders, and other expenses. The performance of the securitized loans is subject to the same risks and uncertainties that affect the loans that we have not securitized. These risks and uncertainties include, among others, delinquencies and credit losses, economic downturns and social factors, interest rate fluctuations, changes in government policies and regulations, competition, expenses, dependence on third party vendors, fluctuations in accounts and account balances, and industry risks.

In recent periods, we have retained larger subordinated interests in securitizations than in the past, due to increased levels of credit enhancement required in our securitization transactions. Retained subordinated interests represent a significant portion of our reported assets. In general, these interests are reported at fair value. The value of the retained interests may vary over time based on the amount of loans securitized, market rates of expected interest income, the performance and credit risk of the securitized loans, and market conditions. Adjustments to the value of those interests or the methods used to calculate or record those adjustments in our financial statements may affect our income and our capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—The Impact of Securitizations."

Our Growth Rate Has Changed and Is Subject to Continued Uncertainty.

Prior to 2001, our credit card portfolios grew rapidly, and that growth was a major contributor to growth in our earnings. In 2001, we discontinued new account marketing to our standard market segment, reduced lending to the highest risk customers within the middle market segment, and discontinued our international operations, resulting in a decrease in the size of our loan portfolio. The size of our loan portfolio is expected to grow more slowly as a result of the implementation of our balanced strategy of selectively recruiting higher quality customers.

We cannot assure you that we will be able to retain existing customers or attract new customers, or that we will be able to increase account balances for new and existing customers. Many factors could adversely affect our ability to retain or attract customers, and our ability to grow account balances. These factors include general economic factors, competition, higher unemployment, the effectiveness of our marketing initiatives, negative press reports regarding our industry or our company, the general interest rate environment, our ability to recruit or replace experienced management and operations personnel, the availability of funding, and delinquency and credit loss rates.

An important contributor to our growth and earnings has been the development and expansion of new credit card products and related cardholder service products. Aggregate sales of cardholder service products have declined from historical levels and are expected to continue to decline, reflecting reduced rates of account growth and our changing asset mix. If we are unable to implement new cardholder products and features, our ability to grow will be negatively affected. Declining sales of cardholder service products would likely result in reduced income from fees.

Fluctuations in Our Accounts and Account Balances Will Affect Our Financial Results.

Our accounts and account balances fluctuate from time to time. Among other things, the strategic asset sales we executed in 2002 substantially changed the scope of our business and operations. In addition, our marketing initiatives, competition, the economy, consumer payment and spending patterns, delinquencies and charge-offs, and the rate at which our business grows contribute to fluctuations in accounts and balances.

All other factors being equal, reduced loan balances will reduce earnings because the finance charges that accrue on the loans we make to our customers are based on a percentage of the applicable outstanding loan balance. In addition, lower loan balances may result in fewer customers who use our cardholder service products. Accordingly, lower loan balances will likely result in reduced aggregate income from finance charges, fees and other charges.

We May Not be Able to Successfully Originate Profitable New Middle and Prime Market Loans.

Although we are proud of the success we have had in implementing our strategic initiatives, we may not be successful in our efforts to refocus the business and maintain strong capital and liquidity positions. Competition in the higher credit quality segments of the market is particularly intense, which results in generally lower returns on assets because of lower interest rates, fees, and sales of cardholder service products within those segments. If we are not successful in executing our balanced strategy of originating new loans from the middle and prime market segments, we may not be able to achieve a more stable loan portfolio with more stable earnings and lower, less volatile credit loss rates. The failure to successfully execute our balanced loan origination strategy would have a material adverse effect on our financial results and on our ability to achieve our goals under the Capital Plans (see "—We are Required to Operate in Accordance with Our Capital Plans") and could result in continued performance and asset quality problems.

We Are Required to Operate in Accordance with Our Capital Plans.

We and our banking subsidiaries have entered into the regulatory agreements and are operating under the Capital Plans, as described under "Regulatory Matters," and are generally under close scrutiny by our banking subsidiaries' regulators, who have broad authority to regulate the operations and management of the banks to assure safety and soundness.

Among other things, the Capital Plans require our banking subsidiaries to maintain total risk-based capital ratios, after applying the Subprime Guidance risk weightings and calculated, in the case of PNB, to exclude the impact of the AIR guidance, of at least 10% by June 30, 2003. In addition, PNB must achieve the 10% ratio, calculated to include the impact of the AIR guidance, by June 30, 2004. Our banking subsidiaries' capital ratios could fall below the levels required under the Capital Plans if their assets grow faster than projected, or as a result of other factors, such as greater than expected credit losses. In addition, under the Capital Plans our banking subsidiaries have committed to maintaining substantial levels of liquidity while reducing reliance on insured deposits. We cannot assure you that these goals will continue to be met.

If our banking subsidiaries fail to adhere to the Capital Plans, they will face significant restrictions on growth and operating activities. Ultimately, if they fail to adhere to our regulatory agreements or the requirements of the Capital Plans, the regulators could order them to cease deposit taking and lending activities, and they could also assess civil money penalties, initiate proceedings to terminate deposit insurance, and assume control of our banking subsidiaries.

We Could be Required to Provide Support to Our Banking Subsidiaries.

Under our regulatory agreements and the Capital Plans, we could be required to contribute capital or otherwise provide support to our banking subsidiaries in order to maintain or meet their capital and liquidity needs. Since the third quarter of 2001, we have contributed a total of $398 million in cash to PNB, in addition to contributing the stock of PBS to PNB, and $32 million to PB. Predominantly as a consequence of these contributions, our investment in subsidiaries as a percentage of our total equity, which is referred to as our "double leverage," at December 31, 2002 was 132%, compared to 110% at the end of the third quarter of 2001. A double leverage ratio in excess of 100% indicates the degree to which an investment in subsidiaries has been funded with long-term borrowings and other liabilities of the parent company. The support we are required to provide to our banking subsidiaries in order to maintain or meet their capital and liquidity needs could limit our ability to service debt obligations and expend funds at the parent company level. The principal source of funds for us to make payments on parent company debt securities and to meet other parent company obligations comes from our cash investments and from dividends from our banking subsidiaries. Our banking subsidiaries have agreed not to pay any dividends to us during the term of their regulatory agreements without first obtaining regulatory consent. They currently do not have any plans to seek such consent.

We may determine to undertake capital raising strategies, such as our dividend reinvestment and direct stock purchase plan and other equity offerings, in order to raise capital to contribute to our banking subsidiaries or otherwise to support our operations. Such strategies could adversely affect our financial results and/or stock price for a variety of reasons, including dilution to existing equity holders.

Our Banking Subsidiaries' Regulators Can Impose Restrictions on Our Operations.

Our banking subsidiaries' regulators have broad discretion to issue or revise regulations, or to issue guidance, that may significantly affect us, our banking subsidiaries or the way we conduct our business. For example, the banking regulators have issued guidelines governing subprime lending activities that require financial institutions engaged in subprime lending (including our banking subsidiaries) to carry higher levels of capital and/or credit loss allowances, and in January, 2003, the Comptroller and the FDIC, in coordination with the Federal Financial Institutions Examination Council, issued new guidance to the industry on credit card account management and loss allowance practices.

In addition, our banking subsidiaries' regulators have imposed on us the restrictions discussed under "Regulatory Matters," and could impose further restrictions on our business, or increase existing restrictions. Any new or more restrictive requirements could include, among others, requirements relating to: minimum regulatory capital levels; the manner in which we calculate increased risk weightings for purposes of the Subprime Guidance; deposit taking and rates; extensions of credit; account management, risk management, and loss allowance practices; strategic acquisitions and asset growth; underwriting criteria; accounting policies and practices (including increases in allowances for credit losses, acceleration of loss recognition for finance charges and fees, and modifications to securitization accounting practices); enhanced scrutiny and consent requirements relating to our business plans and liquidity management; submission of special periodic regulatory reports; and additional supervisory actions or sanctions under applicable Prompt Corrective Action guidelines and other applicable laws and regulations.

Any new or more restrictive requirements could hurt our financial results, limit our growth prospects, reduce our returns on capital and/or require us to raise additional capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Adequacy."

We Could Experience a Change in the Status of Our Securitizations.

Our financial results, regulatory capital, and ability to fund ongoing operations could be negatively affected by certain changes in the status of our securitizations. This could lead to our banking subsidiaries' failure to meet their commitments under the Capital Plans.

When we securitize our consumer loans, we record the securitizations as sales for GAAP and for regulatory accounting purposes. At the time of sale, we receive the cash proceeds from the sale of securities to third parties and remove the securitized loans and related credit loss allowance from our balance sheet and record our retained interests in the transaction. If the securitization fails to meet the applicable criteria for sale treatment under GAAP, the securitized loans would be returned to our balance sheet, and we would be required to establish a credit loss allowance and maintain regulatory capital with respect to those loans.

During the revolving period of a securitization, the investors' share of monthly principal payments is used to fund replacement loans receivable and is not distributed to the investors. Certain events, called early amortization events, could accelerate the termination of the revolving period. Early amortization events include excess spread triggers (based on a formula that takes into account finance charge and fee yield, interest, servicing, and other administrative costs and credit losses allocated to a particular series), certain breaches of representations, warranties or covenants, insolvency or receivership, and servicer defaults, and, for some series, may include the occurrence of an early amortization with respect to our other securitization transactions. Our recent securitization transactions contain terms that are generally less favorable than those contained in our past securitization transactions. For example, under the Series 2002-B securitization completed in the fourth quarter of 2002, early amortization can be triggered based on a minimum shareholders' equity test, termination of a back up servicing agreement, or the failure of an interest rate cap provider to make required payments. If termination of the revolving period is accelerated, principal payments on securitized loans would be paid to investors to reduce their invested interest, and our "seller's interest" would correspondingly increase. As the seller's interest increases, we would need to obtain alternative sources of funding, establish additional credit loss allowances, and, depending on the level of retained interests, maintain additional regulatory capital. This would negatively affect our financial results and liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—The Impact of Securitizations."

In addition, banks that securitize assets are required to hold risk-based capital if the assets are sold with recourse, even if, for GAAP purposes, those assets have been removed from the bank's balance sheet. For regulatory purposes, "recourse" is an arrangement in which a bank sells assets but explicitly or implicitly retains a risk of loss that exceeds a pro rata share of the bank's interest in the sold assets. Implicit recourse can exist when, for example, a bank takes actions to improve the credit quality or market value of an asset-backed security after the related assets have been sold. Although our banking subsidiaries' regulators have not asserted that recourse exists with respect to any of our securitization transactions, there could be negative consequences if our regulators were to determine that any of our securitization transactions involved implicit recourse.

Changes in Government Policy and Regulation Can Negatively Affect Our Results.

Federal and state laws significantly limit the types of activities in which we may engage through our banking subsidiaries and the manner and terms on which we may offer, extend, manage and collect loans. Congress, the states and other governmental bodies in the jurisdictions in which we operate may enact new laws and regulations, or amend existing laws and regulations, relating to consumer protection, debtor relief, collection activities, and consumer privacy. Such laws and regulations could make it more difficult or expensive for us to make or collect our loans and could also limit the finance charges and fees that we may charge our customers or impose new disclosure requirements relating to pricing and other terms. In addition, failure to comply with laws and regulations could result in lawsuits, public relations problems and increased regulatory scrutiny, and might require us to pay substantial settlement costs, damages, or penalties. As a result, new laws or regulations or changes in existing laws or regulations could hurt our financial results. Changes in government fiscal or monetary policies, including changes in capital requirements and our rate of taxation, could also hurt our financial results.

Economic Downturns and Consumer Behavior Could Negatively Affect Our Financial Results.

Because our business is concentrated in the credit card sector, our financial performance may be affected by changes in consumer behavior based on economic conditions or social factors. In addition to increases in delinquencies and credit losses, economic downturns and recessions could cause a reduction in consumer demand and spending. Numerous social factors also affect credit card use, payment patterns, and the rate of defaults by accountholders. These social factors include changes in consumer confidence levels, the public's perception of the use of credit cards, and changing attitudes about incurring debt and personal bankruptcy. If accountholders carry reduced balances or fail to pay their balances because of economic downturns or recessions, finance charge and fee income could decline, credit losses could increase, and our financial performance could be negatively affected.

We Are Dependent Upon Our Management and Operations Personnel.

Our growth and profitability depend in part on our key management and operations personnel. We are currently not permitted to make key management changes without approval by our banking subsidiaries' regulators. If, for any reason, we are not able to recruit or replace key personnel, or if we are unable to recruit or replace capable employees generally, our operations and financial results could be negatively affected.

We Face Potential Fluctuations in Expenses That Could Hurt Our Profitability.

Our profitability depends in part on our ability to maintain and develop the systems necessary to operate our business and control the rate of growth of our expenses. As part of our strategic initiatives, we have taken actions, such as workforce reductions, to reduce expenses and streamline operations. However, as our business develops or changes, additional expenses can arise, including expenses from structural reorganizations, reevaluation of business strategies, product development, and increased funding costs. Expenses related to defending against legal proceedings and other legal and administrative costs could also increase. In addition, some of our expenses are fixed costs and cannot be reduced. These fixed costs represent a larger portion of our total expenses as our size has decreased due to asset sales and changes to our business focus. This relative increase, all else being equal, negatively affects our profit margins.

Legal Proceedings and Related Costs Could Negatively Affect Our Financial Results.

We face the risk of governmental proceedings and litigation, including class action lawsuits, challenging our product terms, rates, disclosures, collections or other practices, under state and federal consumer protection statutes and other laws, as well as actions relating to federal securities laws. In particular, state attorneys general and other government prosecutors have shown an increased interest in the enforcement of consumer protection laws, including laws relating to subprime lending, predatory lending practices, and privacy. We face the potential of litigation and compliance costs and may from time to time be required to change specific business practices, depending on the outcome of such litigation and other legal proceedings. For example, PNB continues to be subject to a consent order, issued by the Comptroller in June 2000, that obligated PNB to make certain changes in its business practices following allegations of unfair and deceptive business practices brought by the San Francisco District Attorney, the California Attorney General, and the Connecticut Attorney General. We and certain of our subsidiaries are also subject to an injunction effecting the terms of the settlements entered into in connection with those allegations.

Litigation and other proceedings may result in the adoption of business practices different from our competitors', as well as payment of settlement costs, damages, and in some cases penalties, which would affect our financial results. See "Legal Proceedings."

The Disputes Affecting MasterCard and Visa Could Have an Adverse Impact on Our Operations and Financial Results.

We are a member of MasterCard International Incorporated and Visa U.S.A. MasterCard and Visa are membership associations composed of financial institutions that issue MasterCard or Visa credit and debit cards. Both associations are currently defendants in lawsuits that could, if adversely decided, affect our operations or result in an increase in the fees we must pay as members.

In a lawsuit filed in 1998, the U.S. Justice Department challenged the associations' duality structure, which permits overlapping ownership and control of the associations by the same group of banks. The lawsuit also sought to invalidate the associations' rules that restrict member banks from joining competing networks such as American Express and Discover/Novus. The trial court rejected the duality claim, but ruled against the associations on the competing networks claim. Visa and MasterCard have appealed the trial court's ruling. If the ruling is upheld, it would allow banks to issue other types of cards, which could alter the structure of the credit card industry. In a separate lawsuit filed in 1996, a group of merchants, including Wal-Mart, filed class action lawsuits against the associations, alleging that the associations violated the antitrust laws by tying acceptance of debit cards to acceptance of credit cards under the associations' "Honor All Cards" rule and by conspiring to monopolize the "point-of-sale" debit card market. The merchants claim that the transaction charges they pay when consumers make MasterCard and Visa offline, signature-based, debit transactions are higher than those for online, PIN-based, debit transactions. The damages sought by the plaintiffs, if awarded, could be tripled. The trial judge has certified the class, and trial is scheduled to begin in April 2003.

We cannot predict the ultimate outcome of these cases or of other cases that have been filed against or may affect MasterCard or Visa. In the event of an adverse determination, the associations could be liable for significant amounts of damages and/or be forced to make changes in their pricing structures or other operational changes. The associations could, in turn, increase the fees they levy on their members. The outcome of these cases could negatively affect our operations and financial results in ways that we cannot currently predict.

We Rely on a Number of Third Party Vendors and Service Providers in the Operation of Our Business.

Our business depends on a number of third parties, including telemarketing and data processing providers, independent rating agencies (such as Standard & Poor's and Moody's Investors Service), which rate our securitizations, providers of credit enhancement, insurance, and liquidity in connection with our securitizations, nationwide credit bureaus, postal and telephone service providers, public utilities, bankcard associations, cardholder service providers, and transaction processing service providers. In our capacity as interim accounts owner for the higher risk asset portfolio, which we sold in a structured transaction during 2002, we are dependent on various third parties with respect to the servicing and management of the accounts. Problems with any of these relationships or disruption in one or more of these services could disrupt our operations, create legal exposure, or hurt our financial results.

Other Industry Risks Could Affect our Financial Performance.

We face many industry risks that could negatively affect our financial performance. For example, we face the risk of fraud by accountholders and third parties, as well as the risk that increased criticism from consumer advocates or the media could hurt consumer acceptance of our products. In addition, the financial services industry as a whole is characterized by rapidly changing technologies, and system disruptions and failures may interrupt or delay our ability to provide services to our customers. In particular, we face technological challenges in the developing online credit card and financial services market. We also face potential claims relating to widely used technologies that are alleged to be proprietary in nature, including smart cards and call center technology. The secure transmission of confidential information over the Internet is essential to maintain consumer confidence in certain of our products and services. Security breaches, acts of vandalism, and developments in computer capabilities could result in a compromise or breach of the technology we use to protect customer transaction data. Consumers generally are concerned with security breaches and privacy on the Internet, and Congress or individual states could enact new laws regulating the electronic commerce market that could adversely affect us.

OUR EXECUTIVE OFFICERS

Our executive officers and information regarding their positions and business experiences are as follows:

Name and Age	Principal Occupation and Business Experience
Joseph Saunders Age: 57	President and Chief Executive Officer since November 2001. Mr. Saunders was Chairman and Chief Executive Officer of Fleet Credit Card LLC from 1997 to November 2001. Prior to that, he was head of the credit card operations at Household Credit Services and held various executive positions at Household International, Inc. over a 12-year period.
Chaomei Chen Age: 44	Vice Chairman, Credit and Collections, since August 2002. From June 1998 to August 2002, Ms. Chen was Executive Vice President at Fleet Credit Card Services, responsible for credit risk management, credit policy, collections, and fraud operations; and from May 1996 to June 1998, she was Senior Vice President at PNC National Bank in Delaware, responsible for risk management, credit policy, and credit operations.
Susan Gleason Age: 55	Vice Chairman, Operations and Systems, since January 2002. Ms. Gleason was Executive Vice President, Operations and Information Technology at Fleet Credit Card Services from 1998 to January 2002. From 1985 to 1998, she held various executive positions at Household Credit Services, with responsibility in the areas of operations, information technology, human relations, facilities and security.
Richard Leweke Age: 49	Executive Vice President and Chief Human Resources Officer since March 2003. From January 2003 to March 2003, Mr. Leweke was Executive Vice President, Compensation and Benefits. Prior to joining Providian, he spent 11 years at California Federal Bank, where he served in a number of capacities, most recently as Executive Vice President, Director, Human Resources and Administrative Services, from 1997 to January 2003.
Ellen Richey Age: 54	Vice Chairman, Enterprise Risk Management, General Counsel and Secretary since March 2003. Ms. Richey has been a Vice Chairman since October 1999 and General Counsel and Secretary since January 1995. Ms. Richey was Executive Vice President from June 1997 to October 1999 and Senior Vice President from January 1995 to June 1997.
Anthony Vuoto Age: 51	Vice Chairman and Chief Financial Officer since April 2002. From April 2001 to April 2002, Mr. Vuoto was an independent consultant, and from February 2000 to April 2001, he was President and Chief Operating Officer, First USA Bank. From August 1999 to February 2000, he was President, Bank One Consumer Lending Division. He was Director, Distribution and Sales at Citibank Germany from February 1998 to August 1999; and he was General Manager, Credit Cards, at Citibank Germany from February 1996 to February 1998.
Warren Wilcox Age: 45	Vice Chairman, Marketing and Strategic Planning since January 2002. From 1998 to 2001, Mr. Wilcox was Executive Vice President, Planning and Development at Fleet Credit Card Services. From 1994 to 1998, he was Executive Director, Planning and Marketing at Household Credit Services. From 1993 to 1994, Mr. Wilcox was an executive at Fair, Isaacs & Co., with responsibilities in certain new business development activities.

PROPERTIES

We lease our executive offices at 201 Mission Street, San Francisco, California, currently totaling approximately 60,000 square feet. The current lease term expires on November 30, 2006. We own our processing centers at 4900, 4920, 4940, 5020 and 5040 Johnson Drive, Pleasanton, California, totaling approximately 283,000 square feet. PNB owns its headquarters office, which is located at 295 Main Street, Tilton, New Hampshire, and has a branch located at 44 Main Street, Belmont, New Hampshire, which is leased. PB's offices, which are leased, are located at 5215 Wiley Post Way, Salt Lake City, Utah. GetSmart.com, Inc.'s offices are located at 123 Mission Street, San Francisco, California.

Significant operations centers and other properties are located at the following leased premises: 150 Spear Street, San Francisco, California (42,000 square feet); 123 Mission Street, San Francisco, California (90,000 square feet); 1333 Broadway, Oakland, California (144,000 square feet); 2700 Gateway Oaks Drive, Sacramento, California (46,000 square feet); 3801 South Collins Boulevard, Arlington, Texas (239,000 square feet); 4300 Centerview, San Antonio, Texas (94,000 square feet); 6500 Tracor Lane, Austin, Texas (66,000 square feet); 1440 Goodyear Drive, El Paso, Texas (126,000 square feet); 53 and 54 Regional Drive, Concord, New Hampshire (28,000 square feet); and 1531 and 1600 Ormsby Road, Louisville, Kentucky (90,000 square feet).

LEGAL PROCEEDINGS

Following our third quarter earnings announcement in October 2001, a number of lawsuits were filed. These include Rule 10b-5 securities class actions, two shareholder derivative actions, and class actions relating to our 401(k) plan (the "401(k) Plan").

The Rule 10b-5 securities class actions were filed in the District Court for the Northern District of California against us and certain of our executive officers and/or directors. These consolidated actions (In re Providian Financial Securities Litigation) allege that we and certain of our officers made false and misleading statements concerning our operations and prospects for the second and third quarters of 2001, in violation of federal securities laws. The actions define the putative class as those persons or entities who acquired our stock between June 6 and October 18, 2001, and they seek damages, interest, costs, and attorneys' fees. Our motion to dismiss was denied on December 4, 2002 and the case is moving into the discovery phase.

The shareholder derivative actions were filed in December 2001 and January 2002 in California state court in San Francisco. These actions generally seek redress against the members of our board of directors and certain executive officers and allege breach of fiduciary duty, gross negligence, breach of contract and violation of state insider trading law. The complaints seek damages (in the name of the Company and to be awarded to the Company), attorneys' fees and other relief.

The class actions relating to the 401(k) Plan were filed beginning in December 2001 in the District Court for the Northern District of California against us and/or certain of our executive officers and directors. The purported class comprises all persons who were participants or beneficiaries of the Plan since July 17, 2001. These consolidated actions (In re Providian Financial ERISA Litigation) allege, among other things, that the defendants breached their fiduciary duties under the Employee Retirement Income Security Act by encouraging participants to invest in our common stock, and restricting sales of the common stock held under the Plan, at a time when the common stock was an unsuitable Plan investment. The parties have agreed to settle this litigation on a classwide basis for $8.6 million, which will be funded by our insurance carriers. The settlement must be approved by the Court.

Beginning in 1999, the Company was named as a defendant in a number of legal proceedings relating to allegedly unfair and deceptive business practices by our banking subsidiaries in the marketing of cardholder service products and other practices. In June 2000, the Company reached settlements with the Comptroller, the San Francisco District Attorney, the California Attorney General, and the Connecticut Attorney General with respect to these consumer claims. In December 2000, the Company announced that it had agreed to settle the consumer class action and other lawsuits pending in state and federal court relating to such practices. This settlement received final state court approval in November 2001 and the federal court actions were dismissed in March 2002. In connection with these settlements the Company agreed to make certain business practice changes and to pay restitution to affected customers. Approximately 6,400 class members opted out of participation in the class action settlement and approximately 1,500 of those class members have filed individual actions against the Company.

In addition, in February 2002 we agreed to settle a putative class action (In re Providian Securities Litigation) that had been filed against us and certain of our executive officers in June 1999. The complaints alleged, in general, that the defendants had made false and misleading statements in violation of the securities laws in connection with alleged unfair business practices similar to those at issue in the 1999 consumer lawsuits. The settlement totaled $38 million and was funded by our insurance carriers. In October 2002 we agreed to settle two shareholder derivative actions that had been filed against the members of our board of directors and certain executive officers beginning in June 2000, alleging breach of fiduciary duty and corporate waste arising out of alleged unfair business practices similar to those at issue in the 1999 consumer lawsuits. The settlement required the Company to adopt certain corporate governance measures and provided for payment of $1.75 million in attorneys' fees, which our insurance carriers funded.

In February 2001, the Company was named as a defendant in a putative consumer class action suit entitled Ross v. Visa, U.S.A., Inc., et al., which was filed in the United States District Court for the Eastern District of Pennsylvania against Visa, MasterCard and a number of credit card issuing banks. The suit alleges that uniform foreign currency surcharges allegedly imposed by the defendants are the result of a conspiracy in restraint of trade and violate the federal antitrust laws, and that the defendant banks failed to separately identify these surcharges to their customers on their monthly statements in violation of the federal Truth-in-Lending Act. A number of similar lawsuits have since been filed in California and New York. In August 2001, the Federal Judicial Panel on Multidistrict Litigation transferred all of these cases to the Southern District of New York. In January 2002, plaintiffs filed an amended consolidated complaint, which we moved to dismiss in March 2002. The parties are awaiting a ruling by the court.

In July 2002, the Company was named as a defendant in a putative class action suit entitled Shoars v. Providian Bancorp Services, Providian Financial Corporation, et al., which was filed against the Company in California state court, alleging that our Paid Time Off ("PTO") plan violates California Labor Code section 227.3 because the Company caps the payout of PTO benefits for terminated employees at 40 hours. We removed the case to federal court on the grounds that federal ERISA law governs the PTO plan and therefore preempts California law. The plaintiffs filed a motion to remand the case to state court, which we opposed. The parties are awaiting a ruling by the court.

Following the filing of a claim in arbitration, we have entered into settlement discussions with our former Chief Executive Officer, Shailesh Mehta, concerning severance and other benefits alleged to be due under Mr. Mehta's employment agreement in connection with the termination of his employment in November 2001.

In addition, we are commonly subject to various other pending and threatened legal actions arising in the ordinary course of business from the conduct of our activities. An informed assessment of the ultimate outcome or potential liability associated with our pending lawsuits and other potential claims that could arise is not feasible at this time.

Due to the uncertainties of litigation, we can give no assurance that we will prevail on all claims made against us in the lawsuits that we currently face or that additional proceedings will not be brought. While we believe that we have substantive defenses in the actions and claims described above and intend to defend those actions and claims vigorously, we cannot predict their ultimate outcome or their potential future impact on us. We do not presently expect any of these matters to have a material adverse effect on our financial condition or results of operations, but can give no assurance that they will not have such an effect.

QUARTERLY AND COMMON STOCK DATA

SUMMARY OF CONSOLIDATED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(dollars in thousands, except per share data)	March 31	June 30	September 30	December 31
2002				
Interest income	$ 532,335	$404,393	$388,476	$ 366,079
Interest expense	207,055	196,018	189,011	179,910
Net interest income	325,280	208,375	199,465	186,169
Provision for credit losses	880,079	80,385	192,366	138,908
Non-interest income	1,113,180	509,989	465,108	293,070
Non-interest expense	547,084	489,334	452,166	320,298
Income from continuing operations before income taxes	11,297	148,645	20,041	20,033
Income from continuing operations	$ 6,835	$ 89,930	$ 42,125	$ 12,120
Income from discontinued operations—net of taxes	3,184	63,972	-	-
Net Income	$ 10,019	$153,902	$ 42,125	$ 12,120
Earnings per common share—basic:				
Income from continuing operations	$ 0.02	$ 0.32	$ 0.15	$ 0.04
Income from discontinued operations—net of taxes	0.01	0.22	-	-
Net Income	$ 0.03	$ 0.54	$ 0.15	$ 0.04
Earnings per common share—assuming dilution:(1)				
Income from continuing operations	$ 0.02	$ 0.31	$ 0.15	$ 0.04
Income from discontinued operations—net of taxes	0.01	0.22	-	-
Net Income	$ 0.03	$ 0.53	$ 0.15	$ 0.04
Weighted average common shares outstanding—basic (000)	283,893	284,250	285,323	285,379
Weighted average common shares outstanding—assuming dilution (000)	288,540	294,172	294,094	289,236
2001				
Interest income	$ 711,989	$691,162	$644,889	$ 539,674
Interest expense	224,268	233,388	246,205	230,448
Net interest income	487,721	457,774	398,684	309,226
Provision for credit losses	411,595	369,316	549,923	683,508
Non-interest income	872,649	894,607	880,397	317,540
Non-interest expense	559,485	581,381	610,073	596,570
Income from continuing operations before income taxes	389,290	401,684	119,085	(653,312)
Income from continuing operations	$ 235,534	$243,005	$ 72,036	$(395,253)
Loss from discontinued operations—net of taxes	(6,916)	(10,645)	(14,792)	(85,918)
Cumulative effect of change in accounting principle—net of taxes	1,846	-	-	-
Net Income	$ 230,464	$232,360	$ 57,244	$(481,171)
Earnings per common share—basic:				
Income from continuing operations	$ 0.83	$ 0.85	$ 0.25	$ (1.39)
Loss from discontinued operations—net of taxes	(0.03)	(0.03)	(0.05)	(0.31)
Cumulative effect of change in accounting principle—net of taxes	0.01	-	-	-
Net Income	$ 0.81	$ 0.82	$ 0.20	$ (1.70)
Earnings per common share—assuming dilution:(1)				
Income from continuing operations	$ 0.80	$ 0.82	$ 0.25	$ (1.39)
Loss from discontinued operations—net of taxes	(0.03)	(0.03)	(0.05)	(0.31)
Cumulative effect of change in accounting principle—net of taxes	0.01	-	-	-
Net Income	$ 0.78	$ 0.79	$ 0.20	$ (1.70)
Weighted average common shares outstanding—basic (000)	284,794	284,602	283,864	283,402
Weighted average common shares outstanding—assuming dilution (000)	298,042	297,601	294,965	283,402

(1) The assumed conversion of the 3.25% senior convertible notes was excluded from the computation of diluted earnings per common share for the quarters ended March 31, 2002, December 31, 2002, and December 31, 2001 because their inclusion would be antidilutive. Excluded were 5.0 million shares and an interest adjustment of $1.7 million, net of taxes, for the quarters ended March 31, 2002 and December 31, 2002, and 6.1 million shares and an interest adjustment of $1.7 million, net of taxes, for the quarter ended December 31, 2001.

COMMON STOCK PRICE RANGES AND DIVIDENDS (UNAUDITED)

	High	Low	Dividends Declared Per Common Share
2002			
First quarter	$7.55	$3.13	-
Second quarter	8.28	5.43	-
Third quarter	6.00	2.84	-
Fourth quarter	6.57	3.55	-

	High	Low	Dividends Declared Per Common Share
2001			
First quarter	$59.75	$41.87	$ 0.03
Second quarter	60.91	44.83	0.03
Third quarter	59.80	18.56	0.03
Fourth quarter	21.04	2.01	-

Our common stock is traded on the New York Stock Exchange under the symbol "PVN." There were 9,890 common shareholders of record as of March 3, 2003. For additional information regarding dividends generally, see "Regulatory Matters—Our Regulatory Agreements."

SELECTED FINANCIAL DATA

(dollars in thousands, except per share data)	Year ended December 31, 2002	2001	2000	1999	1998
INCOME STATEMENT DATA					
Interest income	$ 1,691,283	$ 2,587,715	$ 2,686,205	$ 1,623,605	$ 842,579
Interest expense	771,994	934,309	874,779	448,370	247,266
Net interest income	919,289	1,653,406	1,811,426	1,175,235	595,313
Provision for credit losses	1,291,738	2,014,342	1,502,083	1,098,262	545,929
Non-interest income	2,381,347	2,965,193	3,236,669	2,412,121	1,266,179
Non-interest expense	1,808,882	2,347,510	2,406,020	1,558,332	825,000
Income from continuing operations before income taxes	200,016	256,747	1,139,992	930,762	490,563
Income tax expense	49,006	101,425	455,968	372,488	194,117
Income from continuing operations	151,010	155,322	684,024	558,274	296,446
Income (loss) from discontinued operations, net of taxes(1)	67,156	(118,271)	(32,262)	(8,002)	-
Cumulative effect of change in accounting principle, net of taxes	-	1,846	-	-	-
Net Income	$ 218,166	$ 38,897	$ 651,762	$ 550,272	$ 296,446
Income from continuing operations per common share—assuming dilution(2)	$ 0.52	$ 0.54	$ 2.34	$ 1.92	$ 1.02
Net Income per common share—assuming dilution(2)	$ 0.75	$ 0.13	$ 2.23	$ 1.89	$ 1.02
Cash dividends declared per common share	$ -	$ 0.090	$ 0.105	$ 0.100	$ 0.075
STATEMENT OF FINANCIAL CONDITION DATA					
Loans held for securitization or sale	$ -	$ 1,410,603	$ -	$ -	$ -
Loans receivable(3)	6,907,757	11,559,140	13,560,724	11,596,209	5,741,106
Allowance for credit losses	(1,012,461)	(1,932,833)	(1,436,004)	(1,027,512)	(451,245)
Total assets	16,710,389	19,938,166	18,055,313	14,307,837	7,231,215
Deposits	12,708,315	15,318,165	13,111,034	10,537,401	4,672,298
Borrowings	968,798	1,076,457	1,039,406	1,058,393	872,257
Equity	2,139,072	1,907,511	2,032,183	1,332,476	803,187
REPORTED FINANCIAL DATA					
Net interest margin on average loans(4)	11.51%	11.71%	13.78%	13.89%	12.76%
Delinquency rate(5)	10.00%	7.58%	9.02%	6.83%	5.69%
Net credit loss rate(6)	13.61%	10.70%	8.35%	6.38%	7.71%
MANAGED FINANCIAL DATA					
Credit card loans	$19,620,461	$32,643,139	$26,899,505	$19,035,846	$12,138,380
Other loans	7,047	10,278	13,877	1,976,862	1,106,568
Total loans outstanding(7)	$19,627,508	$32,653,417	$26,913,382	$21,012,708	$13,244,948
Net revenue(8)	5,599,627	6,294,909	5,758,606	4,194,909	2,373,012
Net interest margin on average loans(9)	15.46%	12.78%	12.60%	12.77%	11.80%
Delinquency rate(10)	11.11%	8.81%	7.54%	5.66%	5.33%
Net credit loss rate(11)	16.29%	10.78%	7.72%	6.94%	7.58%
OTHER STATISTICS					
Total accounts (000s) at year-end	12,020	18,397	15,968	12,394	7,904
Net income to managed average assets(12)	0.76%	0.11%	2.36%	3.02%	2.30%
Net income to average equity	10.66%	1.72%	39.21%	52.37%	42.76%
Equity to managed assets	8.06%	5.07%	6.58%	5.63%	5.50%

(1) The Company's discontinued operations in the United Kingdom and Argentina did not exist prior to the fiscal year ended December 31, 1999.

(2) For the years ended December 31, 2002 and 2001, the assumed conversion of 5.0 million and 5.6 million common shares, plus an interest expense adjustment of $6.8 million and $7.6 million, net of related taxes, related to the Company's 3.25% convertible senior notes were not included in the computation of diluted earnings per common share because their inclusion would be antidilutive.

(3) Represents all consumer credit products. Loans receivable amounts exclude estimated uncollectible finance charges and fees. Reported loans receivable outstanding at December 31, 2002 and 2001 exclude SFAS No. 133 market value adjustments of $7.9 million and $29.9 million.

(4) Represents interest income recognized on reported average loans receivable, expressed as a percentage of reported average loans receivable, less interest expense on deposits and borrowings, expressed as a percentage of reported average earning assets.

(5) Represents delinquencies, i.e., reported loans receivable that are 30 days or more past due at period end, expressed as a percentage of reported loans receivable at period end.

(6) Represents principal amounts of reported loans receivable that have been charged off, less recoveries, expressed as a percentage of reported average loans receivable during the period; fraud losses are not included.

(7) Represents all loans receivable from customer accounts that are managed by the Company, including the loans receivable reported on our statement of financial condition and the loans receivable removed from our statement of financial condition through our securitizations. Loans receivable amounts exclude estimated uncollectible finance charges and fees. Managed loans receivable outstanding at December 31, 2002 and 2001 exclude SFAS No. 133 market value adjustments of $7.9 million and $29.9 million.

(8) Represents the interest income and non-interest income earned from our managed loans receivable less interest expense, including the interest costs payable to securitization investors.

(9) Represents the interest income earned from our managed average loans receivable, expressed as a percentage of managed average loans receivable, less interest expense on deposits and borrowings, including the interest costs payable to securitization investors, expressed as a percentage of managed average earning assets.

(10) Represents managed loans receivable that are 30 days or more past due at period end, expressed as a percentage of managed loans receivable at period end.

(11) Represents principal amounts of managed loans receivable that have been charged off, less recoveries, expressed as a percentage of managed average loans receivable during the period; fraud losses are not included.

(12) Managed assets represent total assets reported on our statement of financial condition, plus the loans receivable removed or reclassified from loans receivable on our statement of financial condition through our securitizations, less the retained interests from securitizations reported on our statement of financial condition.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion is intended to further the reader's understanding of the consolidated financial condition and results of operations of our company. It should be read in conjunction with our financial statements included in this Annual Report, the data set forth under "Selected Financial Data," and the discussion included under "Risk Factors." Our historical financial statements may not be indicative of our future performance.

Our Business

Through our banking subsidiaries, we provide credit card and deposit products to customers throughout the United States. Our lending and deposit taking activities are conducted primarily through Providian National Bank ("PNB") and Providian Bank ("PB"). We market consumer loans and deposits using distribution channels such as mail, telephone, and the Internet. We decided to discontinue our operations in Argentina and the United Kingdom in 2001 and completed the disposition of those operations in the second quarter of 2002. Accordingly, the assets, liabilities, and operating results of our foreign subsidiaries and branches in those locations are reflected as discontinued operations in our statements of financial condition and statements of income.

We generate income primarily through finance charges assessed on outstanding loan balances, fees paid by customers related to account usage and performance (such as late, overlimit, cash advance, processing, and annual membership fees), and from the sale of various cardholder service products. We receive interchange fees from bankcard associations based on the purchase activity of our credit card customers. In addition, we earn income on our investments held for liquidity purposes, servicing fees and excess servicing on securitized loans.

Our primary expenses are funding costs, including interest costs related to customer deposits and borrowings, credit losses, operating expenses, including salaries and employee benefits, advertising and solicitation costs, occupancy costs, data processing and communication costs, and income taxes.

We seek to fund our assets through a diversified mix of funding sources. However, our ability to fund existing and future customer loans is currently dependent on four primary sources: customer deposits, securitizations, a portfolio of cash and liquid investment securities, and, to a lesser extent, debt. Securitization is a process in which we segregate a pool of customer loans by transferring them to a trust or other special purpose entity, which issues certificates backed by the principal, interest, and fee cash flows generated by the pool of loans. At the time the certificates are issued, we receive cash proceeds, remove from our balance sheet the portion of the loans receivable associated with the certificates (sold to third parties or retained by us), including the related credit loss allowance, and recognize certain retained subordinated interests, generally at fair value.

Overview of Critical Accounting Policies

Our significant accounting policies are described in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Note 2 to our Consolidated Financial Statements, "Summary of Significant Accounting Policies." Our financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), which in some instances require us to use estimates and assumptions. Complex judgments are also required for the valuation of certain of our assets. Uncertainties are inherent in these matters. The following is an overview of our application of accounting policies that require us to exercise significant judgment and reach conclusions about future events based upon information currently available.

Differences in judgment, and differences between our judgments and the actual events and outcomes that unfold, could have a material impact on earnings.

Securitization Accounting. We periodically securitize pools of our loans receivable and issue asset-backed securities, which represent undivided interests in the pool of loans and the right to receive future collections of principal, finance charges, and fees on the receivables. We sell the senior classes of these securities to third party investors, using various forms of credit enhancement so that these classes will receive credit ratings that allow them to be sold in underwritten offerings or private placements. We record our securitizations as sales for GAAP and for regulatory accounting purposes. We continue to service the securitized loans and we receive contractual servicing fees during the term of the transaction.

In addition to the third party investors' interests, the structure of a securitization creates certain retained interests in the securitized pool of loans, including a seller's interest, subordinated certificateholders' interests, an interest-only strip receivable, and spread accounts. We include these retained interests on our balance sheet. When we enter into a securitization, we receive the cash proceeds from the sale of securities to third parties, remove the securitized loans and related credit loss allowances from our balance sheet, and record our retained interests in the transaction. We typically recognize a gain on sale from the securitization, due primarily to the release of the credit loss allowance and recognition of the interest-only strip receivable, which is partially offset by discounts taken for the retained subordinated interests.

The seller's interest in our securitizations is composed of senior and subordinated components. The senior seller's interest represents the seller's undivided interest in the trust assets not allocated to the certificateholders' interests. We retain the senior seller's interest in loans receivable, which includes principal and finance charges and fees receivable, on our balance sheet. We maintain a credit loss allowance for the principal balances included in the senior seller's interest. The subordinated component of the seller's interest is the accrued interest receivable asset, or "AIR." The AIR represents our interest in outstanding accrued finance charges and fees that are initially allocated to the certificateholders' interests. We first recorded an AIR in the fourth quarter of 2002, when we adopted regulatory guidance provided by federal banking agencies under which we treat only principal receivables as being removed from our balance sheet when we securitize loans. Formerly, we treated both principal as well as accrued finance charges and fees as being removed from our balance sheet. As a result of this change, the amount of principal included in our seller's interest has decreased and the amount of accrued finance charges and fees has increased from our previous allocations. We record the AIR on our balance sheet in due from securitizations at a discount based on its allocated carrying value.

Our other retained interests in the securitized loans are also recorded on our balance sheet in due from securitizations, generally at fair value. Retained subordinated certificateholders' interests represent certificateholders' interests not sold to third party investors. At the time of a securitization, we determine whether these interests should be treated as held for trading or available for sale. This judgment is based on our intent and plans with respect to holding or selling the assets, and can vary among different securitizations and different retained interests. Our existing retained certificateholders' interests are generally measured like investments in debt securities. Unrealized gains and losses on assets held for trading are included in earnings. Unrealized gains and losses on available for sale assets are excluded from earnings and reported as a net amount in a separate component of shareholders' equity, as other comprehensive income. If there is a determination that such assets have been permanently impaired, unrealized losses are reported in servicing and securitization income. When realized, available for sale gains and losses are removed from other comprehensive income and included in earnings.

The interest-only strip receivable represents the present value of the estimated future excess servicing income expected to be generated by the securitized loans over the period the securitized loans are projected to be outstanding. Excess servicing income represents the net positive cash flow from finance charge and fee collections allocated to the certificateholders' interests after deducting the interest paid on investor certificates, credit losses, contractual servicing fees, and other expenses. Spread accounts are cash reserve accounts that can be called upon to fund payments to securitization investors and credit enhancers if their share of cash flows is insufficient to do so. They may be funded from proceeds of the securitization transaction or through excess servicing cash flows if excess servicing falls below specified levels or other trigger events occur during the term of the securitization. These funds are repaid to us if certain conditions are met or the securitization terminates with amounts remaining in the spread accounts.

We estimate the fair value of our retained subordinated certificateholders' interests, interest-only strips, and spread accounts using a discounted cash flow valuation methodology that incorporates the repayment of these interests over time. Retained subordinated certificateholders' interests are discounted at rates that reflect the level of subordination, the projected repayment term, and the credit risk of the securitized loans. For interest-only strips receivable, we estimate the finance charges and fees that will be charged on the securitized loans, credit losses, contractual servicing fees, and repayment trends of the securitized loans to project the amount of excess servicing to be collected over the period the securitized loans will be outstanding. For spread accounts we estimate their fair value through a discounted cash flow analysis based on projected repayments from the spread account balances to us, typically at the maturity of the securitization.

A variety of internal and external factors, including economic conditions, current account management strategies, and market perceptions regarding our performance can affect the expected net interest income, net credit losses, and discount rates we use in our estimates. Changes in performance expectations can have a material impact on the projected cash flows and thus on our fair value estimates of our retained interests. Complex judgment is required for the selection and use of these factors. Different judgments and results that differ from our projections can result in a material impact on our balance sheet and income statement.

Allowance for Credit Losses. When loans become delinquent, we recognize the credit losses by charging off the principal balance no later than the last day of the calendar month in which the accounts become 180 days past due under the terms of the account agreement. Loans that are restructured under our consumer debt management program are charged off no later than 120 days after they become contractually past due. We recognize charge-offs for accounts of deceased customers within 60 days after verification of death, and we batch process notifications of bankruptcy and charge off the related amounts once a month.

We maintain an allowance for credit losses to provide for the estimated probable net principal credit losses inherent in the loans receivable on our balance sheet. The calculation of the amount of the allowance requires an assessment of known and inherent risks in our portfolios.

We establish our allowance for credit losses by analyzing historical credit loss trends, including bankruptcy, delinquency and charge-off rates. We also consider factors such as general environmental conditions, trends in loan portfolio volume and seasoning, and recent changes to loan review and underwriting procedures. We compare prior estimates of loss rates and amounts to actual performance, and we compare our loss rates and loan coverage ratios (the allowance as a percentage of loans outstanding) to those of other credit card lenders. As a result of the allowance review process, we establish an allowance for credit losses that represents an estimate of the amount necessary to absorb future principal charge-offs related to credit losses inherent in the loans currently outstanding.

Establishing an allowance for credit losses that is adequate and not excessive requires significant judgment. We forecast multiple scenarios and use alternative methods to establish and test the adequacy of the allowance. The coverage ratios under these varying scenarios and methods create a range of reasonable outcomes from which we record our allowance.

Finance Charge and Fee Income Recognition. Beginning in January 2002, we instituted a change to recognize only the estimated collectible portion of accrued finance charges and fees. Prior to January 2002, we had recognized a valuation allowance for the amount of finance charges and fees estimated to be uncollectible. In connection with the change, we began estimating uncollectibility based on expected credit losses from delinquent accounts; estimates of amounts expected to be uncollectible due to customer bankruptcies were added in the second quarter of 2002. We do not recognize finance charge and fee income that we estimate to be uncollectible in our revenues or as an increase to loans receivable, interest receivable, or due from securitizations on our financial statements. When the principal amount of a loan is charged off, any accrued finance charges and fees included in the loan balance are reversed against previously recognized suppression. See Note 4 to Consolidated Financial Statements for further discussion.

We continue to utilize projected credit loss rates to estimate the uncollectible revenue, as we did previously in establishing the valuation allowance for estimated uncollectible finance charges and fees receivable. During the first six months of 2002, we depleted the valuation allowance recorded for estimated uncollectible finances charge and fees at December 31, 2001 as we charged off the loans for which the valuation allowances had been established. As we do with the allowance for credit losses, we use multiple scenarios and alternative methods to establish a range of reasonable levels of estimated uncollectible finance charges and fees from which we record the estimated collectible finance charge and fee income.

Accounting for Interest Rate Derivatives. Because we are a financial institution, our assets are primarily interest-earning, and the liabilities we incur to fund those assets are primarily interest-bearing. As a result, our earnings will be subject to the risk resulting from interest rate fluctuations. This interest rate risk will vary depending on the mix of fixed rate versus floating (variable) rate assets and liabilities and is affected by changes in the balances of interest-earning assets and interest-bearing liabilities through maturity, borrowing, repricing, and repayment activity.

To manage and reduce interest rate risk, we measure exposure to interest rate changes by analyzing various increasing and decreasing interest rate scenarios. We estimate how customers and competitors will react to changes in market interest rates. Based on our analysis, we may seek to mitigate this exposure by entering into interest rate derivative contracts, including interest rate swap and cap agreements, with third parties. Interest rate swap agreements have the effect of converting assets or liabilities from a fixed rate to a floating rate or from a floating rate to a fixed rate. Interest rate cap agreements have the effect of limiting the maximum interest rates payable on the corresponding portions of our funding. Payments made or received under interest rate derivative contracts are recorded as a component of net interest income.

We do not trade our derivative positions or use derivatives to speculate on interest rate movements. As required by Statement of Financial Accounting Standards ("SFAS") No. 133, we record the fair value of an interest rate derivative as an asset or liability (as appropriate) and offset that amount with a change in the fair value of the item being hedged.

Non-GAAP Managed Financial Information

Loans that have been securitized and sold to third party investors are not considered to be our assets under GAAP and therefore are not shown on our balance sheet. However, the interests we retain in the securitized loan pools create financial exposure to the current and expected cash flows of the securitized loans (see "—The Impact of Securitizations"). Although the loans sold are not on our balance sheet, their performance can affect some or all of our retained interests as well as our results of operations and our financial position. In addition, we continue to service these loans.

Because of this continued exposure and involvement, we use managed financial information to evaluate our historical performance, assess our current condition, and plan our future operations. We believe that managed financial information supplements our GAAP information and is helpful to the reader's understanding of our consolidated financial condition and results of operations. "Reported" financial information refers to GAAP financial information. "Managed" financial information is derived by adjusting the reported financial information to add back securitized loan balances and the related finance charge and fee income, credit losses, and net interest costs.

A description of selected managed financial data follows:

- Managed loans receivable represent all loans receivable from customers that we manage, including the loans receivable reported on our statement of financial condition and the amounts removed or reclassified from loans receivable through our securitizations. Managed loans receivable exclude estimated uncollectible finance charges and fees receivable. Managed loans receivable at period end exclude SFAS No. 133 market value adjustments.

- Managed net revenue represents the interest income and non-interest income earned from our managed loans receivable less interest expense, including the interest costs payable to securitization investors.

- Managed net interest margin on average loans represents the interest income earned from our managed average loans receivable, expressed as a percentage of managed average loans receivable, less interest expense on deposits and borrowings, including the interest costs payable to securitization investors, expressed as a percentage of managed average earning assets.

- Managed delinquency rate represents managed loans receivable that are 30 days or more past due at period end, expressed as a percentage of managed loans receivable at period end.

- Managed net credit loss rate represents the principal amounts of managed loans receivable that have been charged off, less recoveries (including recoveries consisting of the proceeds of the sale of charged off assets), expressed as a percentage of managed average loans receivable during the period; fraud losses are not included. Managed average loans receivable exclude estimated uncollectible finance charges and fees receivable.

- Managed assets represent total assets reported on our statement of financial condition, plus the loans receivable removed or reclassified from loans receivable on our statement of financial condition through our securitizations, less the retained interests from securitizations reported on our statement of financial condition.

Managed financial information is not GAAP compliant, does not reverse all of the changes in our financial statements that result from securitizations (for example, gain on sale and allowance for credit losses), and is supplemental information, not an alternative to the information provided in our statements of financial condition and income.

Loan Performance Statistics

We present key loan performance statistics on a reported and a managed basis. The reported loans do not necessarily have the same income or credit characteristics as the securitized loans and will likely perform differently over time. Although managed loan performance measures include both reported and securitized loans, securitized loans will have a more significant impact on the managed loan performance numbers because our securitized receivables balance is substantially larger than the reported receivables balance. In addition, when loans are securitized, there is a potentially significant impact on the reported loan performance as loans are removed or reclassified from loans receivable on our balance sheet, while there is generally no significant impact on the managed loan performance.

Key Loan Performance Statistics

	Year ended December 31,		
(dollars in thousands)	2002	2001	2000
Reported average loans outstanding	$ 9,011,891	$14,188,546	$12,828,454
Securitized average loans	12,626,985	15,646,247	10,250,116
Total managed average loans outstanding	$21,638,876	$29,834,793	$23,078,570
Reported average earning assets	$15,358,462	$18,096,073	$16,328,419
Managed average earning assets	27,985,447	33,742,320	26,578,535
Reported Operating Data and Ratios			
Return on average loans	2.42%	0.27%	5.08%
Net interest margin on average loans(1)	11.51%	11.71%	13.78%
Return on average earning assets	1.23%	0.19%	3.74%
Net interest margin on average earning assets(2)	5.99%	9.14%	11.09%
Net credit losses as a percentage of average loans outstanding	13.61%	10.70%	8.35%
Delinquency rate (30+ days)	10.00%	7.58%	9.02%
Managed Operating Data and Ratios			
Return on average loans	1.01%	0.13%	2.82%
Net interest margin on average loans(3)	15.46%	12.78%	12.60%
Return on average earning assets	0.76%	0.11%	2.36%
Net interest margin on average earning assets(4)	11.65%	11.31%	11.03%
Net credit losses as a percentage of average loans outstanding	16.29%	10.78%	7.72%
Delinquency Rate (30+ days)	11.11%	8.81%	7.54%

(1) Represents interest income recognized on reported average loans receivable, expressed as a percentage of reported average loans receivable, less interest expense on deposits and borrowings, expressed as a percentage of reported average earnings assets.

(2) Represents net interest income divided by reported average earning assets. Net interest income is total interest income less interest expense on deposits and borrowings.

(3) Represents the interest income earned from our managed average loans receivable, expressed as a percentage of managed average loans receivable, less interest expense on deposits and borrowings, including the interest costs payable to securitization investors, expressed as a percentage of managed average earning assets.

(4) Represents managed net interest income divided by managed average earnings assets.

As of December 31, 2002, reported and managed credit card loans were $6.90 billion and $19.62 billion, compared to $12.96 billion and $32.64 billion at December 31, 2001. These declines were primarily due to the sale of our interests in the Providian Master Trust in February 2002 (which contained approximately $1.4 billion and $8 billion in reported and managed credit card loans). The structured sale of a $2.4 billion higher risk loan portfolio in June 2002 also contributed to the decrease in reported loans.

Reported earning assets primarily include consumer loans, interest-earning cash, federal funds sold, and investment securities. Return on reported average earnings assets for 2002 was 1.23%, compared to 0.19% for 2001. Return on managed average earnings assets for 2002 was 0.76%, compared to 0.11% for 2001. The increase in the reported and the managed return on average earning assets was due to an increase in net income and a decrease in the average earning assets. The increase in net income was driven by lower loan loss provision and non-interest expense, as we sold our interests in the Providian Master Trust and a portfolio of higher risk loans, and reduced operating expenses associated with workforce reductions. Net income for the year ended December 31, 2002 was also affected by one-time gains and losses associated with the sale of our interests in the Providian Master Trust ($428 million gain), the sale of our U.K. business ($96 million gain), the structured sale of a portfolio of higher risk loans ($408 million loss), and the sale of our First Select business ($42 million loss). In 2001, the Argentina and U.K. businesses incurred higher operating losses than in 2002. We also took additional charges in December 2001 for the devaluation of the Argentine peso and for impairment on our Argentina investment.

The reported net interest margin on average earning assets declined from 9.14% in 2001 to 5.99% in 2002. The decrease reflects our efforts to strengthen our liquidity during 2002 by selling certain loans receivable and other assets and maintaining large positions in cash and other liquid investments at lower yields. The managed net interest margin on average earning assets increased in 2002 to 11.65% from 11.31% in 2001. The sale of our interests in the Providian Master Trust, which contained approximately $8 billion in managed receivables, contributed to the increase in the managed net interest margin. The sale of these lower-yielding loans relative to the remaining managed loan portfolio caused the overall managed loan yield to increase year-over-year. Offsetting the increase in managed loan yield was the increase in lower-yielding interest-earning cash and liquid investments noted above.

Risk Adjusted Revenue and Return

We use risk adjusted revenue (net interest income on loans plus non-interest income less net credit losses) as a measure of loan portfolio profitability, consistent with our goal of matching the revenue generated by customer accounts with the risks undertaken. Risk adjusted revenue may also be expressed as a percentage of average consumer loans, in which case it is referred to as risk adjusted return.

Reported risk adjusted revenue and risk adjusted return for the year ended December 31, 2002 were $2.19 billion and 24.32%, compared to $3.09 billion and 21.75% for the year ended December 31, 2001. The decrease in reported risk adjusted revenue is primarily the result of lower net interest income and non-interest income due to decreased reported loan balances and higher credit loss rates. The increase in the reported risk adjusted return resulted primarily from the gain on sale of our interests in the Providian Master Trust, and from smaller increases in our estimates of uncollectible finance charges and fees.

Managed risk adjusted revenue includes the net interest income, non-interest income and net credit losses related to the securitized consumer loans plus reported risk adjusted revenue. Managed risk adjusted revenue and risk adjusted return for the year ended December 31, 2002 were $2.16 billion and 9.98%, compared to $3.10 billion and 10.38% for the year ended December 31, 2001. The decrease in managed risk adjusted revenue is primarily the result of lower net interest income and non-interest income due to decreased managed loan balances resulting from the sales of our interests in the Providian Master Trust and a portfolio of higher risk loans and from higher credit loss rates. The decrease in managed risk adjusted return is primarily the result of an increase in the credit loss rate from 10.78% to 16.29% due to the deterioration in the credit quality of our loans and weakness in the economy, partially offset by a reduction in the interest paid to depositors and securitization investors.

Asset Quality

Our delinquencies and net credit losses reflect, among other factors, the credit quality of our loans, the average age of our loans receivable (generally referred to as "seasoning"), the success of our collection efforts, and general economic conditions. Initially, credit quality is primarily determined by the characteristics of the targeted market segment and the underwriting criteria utilized during the credit approval process. After an account is opened, account management efforts, seasoning, and demographic and economic conditions will affect credit quality.

We historically focused on three market segments: the standard market segment (higher risk and generally underserved customers who might not ordinarily qualify for credit cards, including customers with past credit problems or limited credit history); the middle market segment (customers whose credit is typically superior to the standard market segment but inferior to platinum and prime market segment customers); and the platinum market segment (customers with generally good credit history).

In 2001 we changed our marketing strategies within both the new account acquisition and portfolio management functions with the goal of creating a higher quality loan portfolio with more stable earnings and lower, less volatile credit loss rates. In October 2001, we discontinued all new account marketing to the standard segment. In mid-2002, we introduced a balanced strategy of originating new loans across the broad middle to prime market segments. Under our new programs, we selectively recruit higher quality customers from the most attractive parts of the market.

Consistent with the changes in our strategy for new account acquisitions, we have altered our marketing approaches for current customers. We have tightened credit line increase qualification criteria in all segments, and selectively re-priced loans that exhibited increased risk levels. Conversely, to strengthen and extend our relationships with our best customers, we selectively provide product upgrades, improve pricing, and increase credit lines when appropriate.

We recognize credit losses on accounts determined to be uncollectible by charging off the outstanding principal balances, as described under "—Overview of Critical Accounting Policies." At the time a loan is charged off, any accrued and unpaid finance charge and fee income is removed from our loan balances but is maintained on the customer's record in the event of a future recovery. After a loan is charged off, we continue collection activity to the extent legally permissible. Any collections on, or proceeds from the sale of, charged off loans are recognized as recoveries, and are offset against current period charged off balances to determine net credit losses.

During the third quarter of 2002, we undertook a strategic review of our risk management and collections operations. As a result, we initiated a series of changes to our operating strategies and policies. The most significant outcome of our review was the adoption of a delinquency lifecycle strategy for the management of delinquent accounts. In October 2002 we began to implement this strategy in combination with event-driven approaches, consumer counseling, and consumer debt management education. Under the delinquency lifecycle approach, we prioritize collections to focus on delinquency status, with attention to customer events within each stage of delinquency. We believe that this facilitates management and collector accountability for, and ownership of, collection results.

We also reviewed our operational policies and procedures in light of regulatory guidance and industry practice, and made changes within those parameters where necessary or appropriate. As a result of the review we took the following actions:

- Effective October 2002, we began recognizing principal charge-offs no later than the last day of the calendar month in which the related account becomes 180 days contractually past due, instead of on the day the account becomes 180 days past due.
- We revised our procedures for investigating fraud losses (losses due to the unauthorized use of credit cards), which are charged against non-interest expense, after an investigation period during which we verify whether a fraud has occurred. Beginning with frauds discovered in November 2002, we increased the investigation period from a maximum of 60 days to a maximum of 90 days, which permits a more thorough investigation before a loan is recorded as a fraud loss.
- We changed our policies for recognizing charge-offs for accounts of deceased customers. Beginning with verifications of death received in November 2002, we began recognizing the charge-off within 60 days after verification of death. Prior to that time accounts of deceased customers were charged off no later than the date on which they became 180 days contractually past due. Where verification of death had been received before November 2002, the account, if not previously charged off, was charged off in the fourth quarter of 2002. We recognized $16.0 million in charge-offs during the fourth quarter of 2002 for this transition to the new policy.
- In February 2003, we modified our loan re-aging practices. If a customer makes a partial payment that qualifies under our standards and applicable regulatory requirements, we re-age the related account from delinquency status to current status. We re-age qualifying accounts once in any 12-month period, but not more than twice within 60 months, in accordance with guidance provided by the Federal Financial Institutions Examination Council. Previously, our practice was to re-age qualifying accounts no more than once in any 30-month period and not more than twice within 60 months. The impact of implementing this change was a decrease in the February 2003 reported 30+ day delinquency rate from 9.73% to 9.59%.

We expect that these changes will result in performance improvements over the long term. Our continued review of risk management and collections operations could lead to further modifications in the future.

In January 2003, the Comptroller and the FDIC, in coordination with the Federal Financial Institutions Examination Council, issued new guidance to the industry on credit card account management and loss allowance practices. We believe our practices are already in compliance with most aspects of the guidance, and expect to achieve full compliance during the course of 2003 without material impact to our business model. However, we can provide no assurance that banking regulators will agree with our assessment of our compliance with the guidance, nor can we estimate what costs, if any, might result from any direction provided by banking regulators.

Delinquencies. An account is contractually delinquent if the minimum payment is not received by the next billing date. Accountholders may cure account delinquencies by making a partial payment that qualifies under our re-aging practices and applicable regulatory requirements. The 30+ day delinquency rate on reported loans was 10.00% as of December 31, 2002, compared to 7.58% as of December 31, 2001 (9.82% excluding the impact of charges taken in the fourth quarter of 2001 related to the accelerated recognition of the estimated uncollectible finance charges and fees included in loans receivable).

The 30+ day delinquency rate on managed loans was 11.11% as of December 31, 2002, compared to 8.81% as of December 31, 2001 (9.70% excluding the impact of charges taken in the fourth quarter of 2001 related to the accelerated recognition of the estimated uncollectible finance charges and fees included in loans receivable). Beginning in the second quarter of 2002, managed delinquency rates increased due to the seasoning of our loan portfolio, weakness in the economy, and the sale of our interests in the Providian Master Trust, which increased the percentage of our customers in the standard and middle market segments. In the fourth quarter of 2002, managed delinquency rates stabilized, and we expect modest improvement in the first quarter of 2003, with additional declines over the balance of the year.

Delinquent Loans

	December 31,			
	2002		2001	
(dollars in thousands)	Loans	% of Total Loans	Loans	% of Total Loans
Reported				
Loans outstanding(1)	$ 6,899,849	100.00%	$12,939,877	100.00%
Loans delinquent				
30 - 59 days	$ 205,605	2.98%	$ 376,145	2.91%
60 - 89 days	147,057	2.13%	249,709	1.93%
90 or more days	336,979	4.89%	354,407	2.74%
Total loans delinquent	$ 689,641	10.00%	$ 980,261	7.58%
Managed				
Loans outstanding(1)	$19,619,601	100.00%	$32,623,551	100.00%
Loans delinquent				
30 - 59 days	$ 665,900	3.39%	$ 934,113	2.87%
60 - 89 days	482,757	2.46%	666,416	2.04%
90 or more days	1,031,108	5.26%	1,272,335	3.90%
Total loans delinquent	$ 2,179,765	11.11%	$ 2,872,864	8.81%

(1) 2002 and 2001 loans outstanding exclude SFAS No. 133 market value adjustments of $7.9 million and $29.9 million.

Net Credit Losses. Net credit losses for consumer loans represent the principal amount of charged off loan balances (including charged off bankrupt and deceased customer accounts) less current period recoveries. Net credit losses include purchases, including certain financed cardholder service product sales and cash advances, and exclude accrued finance charges and fees and fraud losses. Recoveries include collections on previously charged off accounts and the proceeds from the sale of charged off receivables. The amount of charged off receivables sold will vary from period to period and is influenced by charge off trends, market conditions, and credit loss performance targets for the period in question. Fraud losses (losses due to the unauthorized use of credit cards, including credit cards obtained through fraudulent applications) are not included in credit losses and are charged to non-interest expense after an investigation period of up to 90 days (up to 60 days prior to November 2002).

Credit loss rates are derived by dividing net credit losses by average loans receivable balances for a specified period. While net credit losses exclude all accrued finance charges and fees charged off, loans receivable balances include accrued finance charge and fee balances estimated to be collectible. The reported net credit loss rate was 13.61% for the year ended December 31, 2002, compared to 10.70% for the year ended December 31, 2001.

Managed net credit losses include reported net credit losses plus charged off amounts less recoveries (including proceeds from the sale of charged off receivables) related to securitized loan amounts. The managed net credit loss rate was 16.29% for the year ended December 31, 2002, compared to 10.78% for the year ended December 31, 2001.

The year over year increases in the reported and managed net credit loss rates primarily reflect the higher concentration of our customers in the standard and middle market segments resulting from the sale of our interests in the Providian Master Trust. In the fourth quarter of 2002, the initial impact of the collections initiatives described in "—Asset Quality" showed improvements to late stage collections and recovery performance. While we expect the net credit loss rate to peak in the first quarter of 2003, we also believe that expansion of the collections initiatives, coupled with underwriting enhancements and improving new account vintage performance for accounts booked during 2002 and anticipated for 2003, will have an increasingly positive impact on the net credit loss rate in 2003.

Net Credit Losses

	Year ended December 31,		
(dollars in thousands)	2002	2001	2000
Reported			
Average loans outstanding	$ 9,011,891	$14,188,546	$12,828,454
Net credit losses	$ 1,226,168	$ 1,517,513	$ 1,070,974
Net credit losses as a percentage of average loans outstanding	13.61%	10.70%	8.35%
Managed			
Average loans outstanding	$21,638,876	$29,834,793	$23,078,570
Net credit losses	$ 3,525,161	$ 3,216,823	$ 1,781,485
Net credit losses as a percentage of average loans outstanding	16.29%	10.78%	7.72%

Reported and managed net credit losses do not include an adjustment for estimated credit losses in the amount of $985.9 million, which was made to reflect the fair value of a portfolio of $2.65 billion of higher risk loans held for sale or securitization at March 31, 2002. Prior to April 1, 2002, credit losses realized on these higher risk loans were included in our reported and managed credit losses.

Allowance and Provision for Credit Losses. We maintain our allowance for credit losses at a level estimated to be adequate to absorb future principal charge-offs, net of recoveries, in the existing reported loan portfolio. We maintain the allowance for credit losses for reported loans only (see "—The Impact of Securitizations").

We establish our allowance for credit losses by analyzing historical credit loss trends and reviewing current loss expectations that incorporate general economic conditions that may impact future losses. We segregate loans by product type into general risk classifications for each market segment. We combine quantitative factors (including historical delinquency roll rates, historical credit loss rates, customer characteristics, such as risk scores, and other data) with environmental credit risk factors to prepare comparative evaluations of the allowance for credit losses.

The environmental credit risk factors are consistent with applicable bank regulatory guidelines and reflect our assessment of general macroeconomic conditions, trends in loan portfolio volume and seasoning, geographic concentrations, and recent modifications to loan review and underwriting procedures, among other factors. We compare allowances established in prior periods with subsequent actual credit losses and perform a peer group comparative analysis of lagged loss rates to coverage ratios. Coverage ratios are derived by dividing the allowance for credit losses by the loans outstanding at period end.

Allowance for Credit Losses

	Year ended December 31,		
(dollars in thousands)	2002	2001	2000
Balance at beginning of period	$ 1,932,833	$ 1,436,004	$ 1,027,512
Provision for credit losses	1,291,738	2,014,342	1,502,083
Credit losses	(1,387,350)	(1,667,223)	(1,183,679)
Recoveries	161,183	149,710	112,705
Credit losses on higher risk loans sold(1)	(985,943)	-	(22,617)
Balance at end of period	$ 1,012,461	$ 1,932,833	$ 1,436,004
Allowance for credit losses to loans at period-end	14.67%	16.76%	10.59%
Reported loan balance(2)	$ 6,899,849	$11,529,274	$13,560,724

(1) The estimated credit losses inherent in the higher risk loans sold were reported as an adjustment to our loans held for sale or securitization and not included in our reported and managed net credit losses. At March 31, 2002, we reported $2.65 billion of higher risk loans as held for sale or securitization. These loans were reported at fair value through a reduction for estimated credit losses of $985.9 million. Prior to April 1, 2002, credit losses realized on these higher risk loans were included in our reported and managed credit losses.

(2) The 2002 and 2001 balances exclude SFAS No. 133 market value adjustments of $7.9 million and $29.9 million. In addition, the 2001 balance excludes loans held for sale of $1.41 billion.

The allowance for credit losses was $1.01 billion, or 14.67% of reported loans, as of December 31, 2002, a decrease from $1.93 billion, or 16.76% of reported loans, as of December 31, 2001. The decrease in the allowance for credit losses as a percentage of reported loans and as a dollar amount reflects the expected trend in credit losses after adjusting our loan mix for the impact of recent higher quality account originations and portfolio management trends and for the sales of our interests in the Providian Master Trust and the higher risk loan portfolio. The decrease in the dollar amount also reflects the effect of adopting the AIR guidance in the fourth quarter of 2002 (see "—The Impact of Securitizations"). As we continue to evaluate the allowance for credit losses in light of changes in asset quality, regulatory requirements, general economic trends, and the effect of our middle and prime marketing strategy, we may further adjust the amount of the allowance, which would result in a change to the ratio of the allowance for credit losses to reported loans.

Interest Rate Sensitivity

Interest rate sensitivity refers to the change in earnings or value resulting from fluctuations in interest rates. Our earnings are subject to risk to the extent that there is a difference between the amount of interest-earning assets and the amount of interest-bearing liabilities that mature or reprice in a specific period. Even if earnings could be perfectly hedged, a change in the level of interest rates will change the present value of the hedged earnings stream.

Our assets and liabilities consist primarily of investments in interest-earning assets (loans receivable and investment securities) that are primarily funded by interest-bearing liabilities (deposits and borrowings). Our receivables accrue finance charges at rates that are either fixed or float at a spread above the prime rate. While our fixed rate credit card receivables have no stated maturity or repricing period, we generally have the right to adjust the rate charged after providing notice to the customer. Interest rates on our liabilities are generally indexed to LIBOR or bear a fixed rate until maturity. This asset/liability structure exposes us to two types of interest rate risk: (a) repricing risk, which results from a mismatch between assets and liabilities that mature or reprice in specific periods; and (b) basis risk, which arises from changing spread relationships between indexes such as the prime rate and LIBOR.

The principal objective of our interest rate risk management activities is to monitor and control our exposure to adverse effects resulting from movements of interest rates over time. We measure and manage interest rate risk individually for each banking subsidiary and on a consolidated basis. We generally seek to strike a balance between hedging earnings and hedging the present value of earnings. To measure exposure to interest rate changes, we use multiple complementary measures of risk to current earnings and the present value of earnings under a number of scenarios and rate changes. We typically model the impact of rate changes on current earnings over a three-year period and the impact on the present value of earnings over a longer horizon. When estimated risk exposure exceeds our guidelines, we seek to mitigate the risk through the use of matching and hedging techniques as described below.

The table below illustrates the estimated effects of positive and negative parallel shifts in interest rates as calculated at December 31, 2002, using our interest rate risk model and taking into consideration our current hedging activity as of December 31, 2002.

Estimated Effects of Interest Rate Changes

Change in Interest Rates [increase (decrease)]	Percentage Change in Net Interest Income(1)
2.0%	1.6%
Flat	0%
(2.0)%	(0.9)%

(1) The information shown is presented on a consolidated managed asset/liability basis, giving effect to derivatives, securitizations and related funding. It compares net interest income over twelve months in a stable interest rate environment to scenarios in which interest rates rise and fall by 200 basis points.

Our interest rate risk model incorporates certain assumptions regarding our ability to reprice our fixed rate credit card loans without otherwise impacting customer behavior. The actual repricing sensitivity of these loans depends on how our customers and competitors respond to changes in market interest rates. As of December 31, 2002, we modeled the repricing maturity of our fixed rate credit card loans based on an average maturity of 15 months. The repricing of certain other categories of assets and liabilities is subject to competitive and other pressures beyond our control. As a result, certain assets and liabilities assumed to mature or otherwise reprice within a certain period may in fact mature or reprice at different times and at different volumes. The table above should be viewed as our best estimate, subject to these uncertainties, of the general effect of the indicated interest rate movements on our net interest income.

We generally seek to mitigate the risk arising from changes to earnings and value associated with interest rate movement by matching the modeled repricing characteristics of assets and liabilities. When matching the repricing characteristics of assets and liabilities is not possible or efficient, we generally seek to hedge the risk by using derivative financial instruments, including interest rate swap and cap agreements. We do not trade derivatives or use derivatives to speculate on interest rate movements, and we believe our use of such instruments is prudent and consistent with industry standards.

Notional Amounts of Interest Rate Swap and Cap Agreements

	Year ended December 31,		
(dollars in thousands)	2002	2001	2000
Interest Rate Swap Agreements			
Beginning balance	$1,293,200	$1,375,476	$1,050,476
Additions	-	1,915,200	335,000
Maturities	375,000	1,997,476	10,000
Ending balance	$ 918,200	$1,293,200	$1,375,476
Interest Rate Cap Agreements			
Beginning balance	$ 7,883	$ 13,625	$ 19,878
Maturities	4,883	5,742	6,253
Ending balance	$ 3,000	$ 7,883	$ 13,625

Notional amounts of interest rate swaps outstanding in 2002 and 2001 decreased from the prior year, primarily as the need for hedging declined in conjunction with a decrease in our fixed rate loans. As market conditions or our asset/liability mix change, we may increase or decrease the notional amount of interest rate swaps and caps outstanding in order to manage our interest rate risk within prudent levels.

We manage credit risk arising from derivative transactions through an ongoing credit review, approval, and monitoring process. Credit risk for these derivative transactions is defined as the risk that a loss will occur as the result of a derivative counterparty defaulting on a contract when the contract is in a favorable economic position to us. We may enter into master netting, market settlement, or collateralization agreements with derivative counterparties to reduce this risk.

In 2002 we completed the sale of our operations in the United Kingdom and Argentina. At December 31, 2002, our foreign currency exposure had been reduced to small cash balances in British pounds sterling.

The Impact of Securitizations

Overview. We account for our securitization transactions under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 140"). Our securitizations involve the transfer of a pool of loans receivable to a trust. The trust meets the criteria under SFAS No. 140 for a qualifying special purpose entity that is not consolidated in our financial statements.

The structure of the transaction creates undivided interests in the pool of loans and establishes certificateholders' interests, a seller's interest, and other retained interests, including an interest-only strip receivable and spread accounts. Certificateholders' interests consist of one or more classes of senior investor interests, which are typically sold to third party investors, and one or more series of subordinated investor interests. We receive the proceeds from the sale to third party investors and remove the certificateholders' interests in the securitized loans and the related credit loss allowance from our balance sheet. This release of the allowance represents a significant component of the overall gain recognized for a securitization and is included in the provision for credit losses in our income statement.

We retain the certificateholders' interests not sold to investors. The certificateholders' interests consist primarily of zero-coupon beneficial interests that are repaid upon the maturity of the securitization transaction and are typically subordinated to the senior certificateholders' interests held by third parties. The retained certificateholders' interests represent financial assets and are measured at fair value like investments in debt securities under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and included on our balance sheet in due from securitizations. Upon origination of a securitization, we recognize these assets at their allocated carrying value in accordance with SFAS No. 140. The allocated carrying value is less than the face value of the certificate, and the difference is recorded as a reduction to servicing and securitization income. At the same time, we recognize the fair value of these assets. We measure fair value through estimated cash flows discounted at rates that reflect the level of subordination, the projected repayment term, and the credit risk of the securitized loans. Our existing retained certificateholders' interests have generally been classified as held for trading, and the difference between their allocated carrying and fair values at time of origination has been recorded in servicing and securitization income.

The seller's interest is composed of senior and subordinated components. The senior seller's interest represents our undivided interest in the trust assets that are not allocated to the certificateholders' interests, and it is therefore retained in loans receivable on our balance sheet. As the amount of the securitized loans receivable fluctuates due to customer payments, purchases, cash advances, finance charges and fees, and credit losses, the amount of the senior seller's interest will vary. Periodically, we transfer new loans into the securitized pool in order to maintain the seller's interest above the minimum required by the securitization documents. We maintain an allowance for credit losses for principal balances included in the senior seller's interest.

The seller's interest subordinated component is the accrued interest receivable asset ("AIR"), which represents our interest in outstanding accrued finance charges and fees that are initially allocated to the certificateholders' interest. Prior to the fourth quarter of 2002, we treated receivables removed from our balance sheet in a securitization as consisting of both principal and accrued finance charges and fees. On December 4, 2002, the federal banking agencies issued a general accounting advisory, "Accounting for the Accrued Interest Receivable Asset," which clarified that the receivables removed from the balance sheet consist only of principal. As a result of this change, we increased the principal amount of loans securitized and removed from our balance sheet, and we reduced our allowance for credit losses by $97.1 million in the fourth quarter of 2002. At the same time, we returned to our balance sheet accrued finance charges and fees in an amount equal to the increase in the principal amount of loans removed from our balance sheet. Beginning in the fourth quarter of 2002, we included the AIR as one of the retained financial components of the securitization in the initial accounting for the sale of the loans receivable and in computing the gain on sale. The carrying amount of the assets sold is allocated between the assets sold and the retained interests in proportion to their fair values at the time of securitization to determine the allocated carrying amounts. We recognized a discount of $22.2 million to reflect the allocated carrying amount of this AIR. At December 31, 2002, we reported an AIR of $488.1 million in due from securitizations.

The interest-only strip receivable represents our right to receive excess finance charge and fee cash flows allocated to the certificateholders' interests. This asset represents the present value of the estimated future excess servicing income expected to be generated by the securitized loans over the period the securitized loans are projected to be outstanding. Excess servicing income represents the net positive cash flow from finance charge and fee collections allocated to the certificateholders' interests after deducting the interest paid on investor certificates, credit losses, contractual servicing fees, and other expenses. The interest-only strip receivable represents a component of the overall gain on sale recognized for a securitization. We record the interest-only strip receivable at estimated fair value and include it in due from securitizations on our balance sheet.

Spread accounts are cash reserve accounts that can be called upon to fund payments to securitization investors and credit enhancers in the event their share of cash flows is insufficient to do so. They may be funded from proceeds of the securitization transaction or through excess servicing cash flows if excess servicing falls below specified levels or other trigger events occur during the term of the securitization. These funds are repaid to us if certain conditions are met or the securitization terminates with amounts remaining in the spread account. Spread accounts are used to enhance the credit quality of the certificateholders' interest and the interests of credit enhancers and constitute retained interests. We record spread accounts at estimated fair value, and include them in due from securitizations on our balance sheet.

Initial Sale. When we enter into a securitization, we receive cash proceeds from investors net of up-front transaction fees and expenses and typically recognize a net gain on our income statement based on (a) the reduction to the allowance for credit losses related to the securitized loans and (b) the value of the interest-only strip receivable recorded at the time of the securitization, less the discount recognized at the time of the securitization in recording the fair value of retained subordinated interests. We record the reduction to the allowance for credit losses on our income statement as part of the provision for credit losses. The remaining gain or loss on the sale of the loans is reported as a component of non-interest income, servicing and securitizations in our income statement.

Our valuations of the various retained subordinated interests require us to use our judgment in selecting discount rates, estimating future cash flows, assessing current economic conditions, and assuming the outcomes of future events. Retained subordinated certificateholders' interests are discounted at rates that reflect the level of subordination, the projected repayment term, and the credit risk of the securitized loans. In valuing our interest-only strips receivable, we estimate the finance charges and fees that will be collected on the securitized loans, credit losses, contractual servicing fees, and repayment trends of the securitized loans to project the amount of excess servicing to be collected over the period the securitized loans will be outstanding. For spread accounts we estimate their fair value through a discounted cash flow analysis based on projected repayments from the spread account balances to us, typically at the maturity of the securitization.

At least quarterly, we adjust the valuations of our retained interests to reflect changes in the amount of the securitized loans outstanding and any changes to our initial assumptions and estimates. We also continue to refine the financial models we use to obtain more accurate measures of the timing and amount of cash flows. These valuations can, and will, vary as a result of changes in the level and timing of the cash flows and the underlying economic assumptions. Changes in the estimated fair value of the retained interests are reported as a component of non-interest income, servicing and securitizations in our income statement.

Revolving Period. During the revolving period of a securitization, no principal payments are made to the investors. We use the monthly principal payments received on the investors' interests in loans to fund replacement loans receivable, and we recognize additional interest-only strips receivable when this occurs. In addition, to the extent the amount of the excess servicing cash inflows received in current periods differs from the amount estimated in establishing the related interest-only strips receivable, we recognize servicing and securitization income or loss.

We continue to service the accounts included in the pool of securitized loans and earn a monthly servicing fee, which is generally offset by the servicing costs we incur. The contractual servicing fee is representative of a market rate and we therefore do not currently recognize a servicing asset or liability in connection with our securitizations.

Each month, as the servicer, we collect the investors' share of finance charges and fees received from the securitized loans. From these funds we pay interest on the investor securities, cover credit losses, pay for servicing fees, and pay third parties for credit enhancement and other expenses. Any finance charge and fee cash flow remaining after such payments is generally retained by or remitted to us as excess servicing income. In some cases, our right to receive excess finance charges and fees and principal collections allocated to a series of investor securities is subject to the prior right of investors in other series of the trust to use such collections to cover shortfalls.

Certain negative events, such as deterioration of excess servicing below certain specified levels, result in the excess cash flow being retained in the securitization through the funding of spread accounts rather than remitted to us. These spread accounts serve to enhance the credit quality of the certificateholders' interests and the interests of credit enhancers. As a consequence of our credit rating downgrades in late 2001, spread account funding requirements have increased. Approximately $635 million of Providian Gateway Master Trust finance charge and fee collections were used to fund spread accounts during 2002. In addition, $60 million was deposited into a Series 2002-A spread account in the fourth quarter of 2002 from the sale proceeds received from the third party investors when we entered into the securitization. The amount funded in the spread accounts will change from time to time, depending on securitization amounts and maturities and the performance of the securitized loans.

Amortization and Accumulation Periods. After the revolving period, investors are repaid principal through the reduction of the underlying loan receivable balances that occurs as customers make payments to decrease their principal balance outstanding or principal credit losses are experienced. This phase of a securitization is typically referred to as the amortization or accumulation period. During this period, principal collections from the underlying loan receivable balances are either used to repay investor principal or are held in an account for accumulation and later distribution to investors. During an amortization period, loans receivable recognized through the seller's interest will increase on our balance sheet as the certificateholders' interests in the securitized loan balances decrease, to the extent customers continue to make purchases and cash advances on the securitized assets. We record an allowance for credit losses for such increases in loans receivable.

If certain early amortization events specified in the securitization documents were to occur, principal collections from the securitized receivables would be applied to repay the related securitization funding earlier than would be the case if the scheduled amortization or accumulation period were to commence. Early amortization of a securitization transaction would cause the loans receivable in the seller's interest to increase and could thereby require us to maintain additional regulatory capital and increase the allowance for credit losses, which could negatively impact our financial results and liquidity.

Early amortization events include excess spread triggers (based on a formula that takes into account finance charge and fee yield, interest, servicing, and other administrative costs and credit losses allocated to a particular series of asset-backed securities), certain breaches of representations, warranties or covenants, insolvency or receivership, and servicer defaults, and, for some series, may include the occurrence of an early amortization with respect to our other securitization transactions. In addition, under the Series 2002-B securitization completed in the fourth quarter of 2002, early amortization can be triggered based on a minimum shareholders' equity test, termination of a back up servicing agreement, or the failure of an interest rate cap provider to make required payments. As of the date of this report, none of the trigger events that would lead to early amortization has occurred. In 2002, we made prospective changes in account terms that resulted in the conversion of a substantial portion of our managed receivables from fixed to variable rates of interest. Currently, over 40% of our managed account balances bear interest at variable rates. Since all of the outstanding senior certificates in the Providian Gateway Master Trust bear interest at floating rates of interest, this change reduces (but does not eliminate) the risk that excess servicing could be adversely affected should interest rates rise. There is still a risk that an early amortization event based on excess spread triggers could occur with respect to some of the series of the Providian Gateway Master Trust if excess spread rates decline.

Financial Impact of Securitizations. During 2002, 2001, and 2000, we securitized $2.99 billion, $8.47 billion, and $5.32 billion of loans receivable. We recognized a loss of $130.5 million in 2002, and gains of $55.5 million and $23.7 million in 2001 and 2000, from the initial sale to third party investors and the recognition of our retained interests on securitizations. These amounts exclude the benefit realized from the reduction to the allowances for credit losses recognized at the time of the initial sale. Subsequent to the initial sale, our securitizations impact our earnings through changes in the fair values of our retained interests, including the accretion on the retained interests' discounts, the ongoing recognition of interest-only strips receivable and the difference in the actual excess servicing received as compared to the amount estimated in the related interest-only strip receivable.

The total amount of securitized loans as of December 31, 2002 and 2001 was $12.33 billion and $19.68 billion. In February 2002, we sold our interests in the Providian Master Trust, which included securitized loans of $6.56 billion. Due from securitizations was $3.72 billion as of December 31, 2002 and $2.93 billion as of December 31, 2001. At December 31, 2002 and 2001, the primary components of due from securitizations were retained subordinated certificateholders' interests, which were $2.06 billion and $1.92 billion; interest-only strips receivable, which were $257.4 million and $300.8 million; and spread accounts, which were $467.0 million and $161.6 million. As a result of the federal banking agencies' AIR advisory, we included an AIR of $488.1 million in due from securitizations at December 31, 2002. See Note 3 to Consolidated Financial Statements.

Earnings Summary

The following discussion provides a summary of our earnings for the years ended December 31, 2002 and 2001. In 2001 we announced our intention to discontinue, and in 2002 we completed the sale of, our operations in the United Kingdom and Argentina. The significant components of our results of operations are covered in further detail in subsequent sections of this discussion.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001: For the year ended December 31, 2002, reported net interest income decreased to $919.3 million, compared to $1.65 billion for the year ended December 31, 2001. This decrease is attributable primarily to reductions in reported loan balances due to asset sales. Our reported net interest margin on loans decreased to 11.51% for the year ended December 31, 2002, from 11.71% for the year ended December 31, 2001. For the year ended December 31, 2002, the reported net credit loss rate was 13.61%, compared to 10.70% for the year ended December 31, 2001. This increase reflects the change in loan mix due to the sale of the loans included in the seller's interest of the Providian Master Trust, which included loans with generally lower yields and credit loss rates than other loans on our balance sheet, as well as continued weakness in the economy and the continued deterioration in the credit quality of our loans.

For the year ended December 31, 2002, managed net interest income was $3.26 billion, compared to $3.82 billion for the year ended December 31, 2001. Our managed net interest margin on loans increased to 15.46% for the year ended December 31, 2002 from 12.78% for the year ended December 31, 2001. The managed net credit loss rate was 16.29% for the year ended December 31, 2002, compared to 10.78% for the year ended December 31, 2001. The increase in yields and the managed net credit loss rate reflects the change in loan mix due to the sale of our interests in the Providian Master Trust, which included loans with generally lower credit loss rates than other loans in our managed portfolio, as well as continued weakness in the economy and continued deterioration in the credit quality of our loans.

Non-interest income for the year ended December 31, 2002 was $2.38 billion, a decrease of $583.8 million from $2.97 billion for the year ended December 31, 2001. This decrease primarily reflects a decrease of $235.2 million in servicing and securitization income and a $740.1 million decrease in credit product fee income, which were offset by a $401.9 million gain from the sale of our interests in the Providian Master Trust during the first quarter. The combined decrease in servicing and securitization and credit product fee income is primarily attributable to lower levels of loan balances and the expansion of our estimated uncollectible fee amounts to include expected customer bankruptcies. For the year ended December 31, 2002, non-interest expense decreased $538.6 million to $1.81 billion, compared to $2.35 billion for the year ended December 31, 2001. This reduction is primarily due to lower solicitation and advertising expenses as we transitioned to our new marketing strategy and to lower salary and employee benefits expenses related to our workforce reductions.

On February 5, 2002, we sold our interests in the Providian Master Trust, which primarily consisted of $1.4 billion of loans receivable and $472 million of retained subordinated interests held by PNB. As of the date of sale, the Providian Master Trust contained nearly $8 billion of loans receivable arising from approximately 3.3 million active credit card accounts. In the fourth quarter of 2001, we marked our interests in the Providian Master Trust for sale and excluded them from the calculation of our allowances for credit losses and estimated uncollectible finance charges and fees, resulting in a gain of $121.9 million. When the sale was completed in the first quarter of 2002, we received cash proceeds of approximately $2.8 billion and recognized a first quarter gain of approximately $401.9 million. Also related to the sale, we recognized $6.8 million in revenue in the third quarter due to the early termination of the interim servicing agreement and $19.6 million in revenue in the fourth quarter related to the realization of contingent revenue tied to loan performance.

On June 25, 2002, we completed the structured sale of a $2.4 billion higher risk loan portfolio that had been transferred to loans held for sale during the first quarter of 2002. In the first quarter of 2002, we recognized an additional provision for credit losses of $388.2 million to adjust this portfolio to fair value and $15.1 million in related transaction expenses. In the second quarter of 2002, we recognized an additional loss of $4.5 million related to the reduction in carrying value of the receivables in this portfolio and transaction costs.

For the year ended December 31, 2002, income from discontinued operations was $67.2 million, net of related taxes, compared to a loss of $118.2 million, net of related taxes, for 2001. Income from discontinued operations during 2002 includes a pre-tax gain of $95.6 million from the sale of our United Kingdom operations and a pre-tax gain of $8.0 million from the sale of our Argentina operations.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000: Income from continuing operations declined to $155.3 million for the year ended December 31, 2001 from $684.0 million for the year ended December 31, 2000. The principal reasons for this decrease were increases in net credit losses and the allowance for credit losses, lower non-interest income, and lower interest income on loans. Net credit losses increased $446.5 million to $1.52 billion for the year ended December 31, 2001, due to deterioration in the credit quality of our loans and weakening of general economic conditions. The allowance for credit losses was increased $496.8 million during 2001 to $1.93 billion, or 16.76% of reported loans. Non-interest income and interest income on loans were reduced by a total of $383.6 million during 2001 due to increases in our estimation of uncollectible finance charges and fees included in loans receivable and interest receivable. Non-interest income decreased by 8%, or $271.5 million, to $2.97 billion for the year ended December 31, 2001. Interest income on loans decreased by 3%, or $62.3 million, to $2.39 billion for the year ended December 31, 2001.

The loss from discontinued operations for the year ended December 31, 2001 increased to $118.2 million, net of related taxes, from $32.2 million, net of related taxes, in 2000. In December 2001, we recognized a $45.0 million foreign currency remeasurement loss, due to the devaluation of the Argentine peso, and a $41.1 million writedown, net of related taxes, to reflect the reduction of our Argentine assets to their estimated fair value less selling costs.

During 2001, we repurchased and retired $59.2 million in principal amount of our 3.25% convertible senior notes due August 15, 2005, $12.5 million in principal amount at maturity of our zero coupon convertible notes due February 15, 2021, and $6.7 million in principal amount of our capital securities. We repurchased these notes and securities at an aggregate price of $45.0 million plus accrued interest. In addition, we recognized a gain of $1.8 million, net of taxes, related to the cumulative effect of a change in accounting principle resulting from recording our derivatives on the balance sheet at fair market value in accordance with SFAS No. 133.

As of December 31, 2001, reported credit card loans were $12.96 billion, a decrease of $587.4 million, and managed credit card loans were $32.64 billion, an increase of $5.74 billion over the balance at December 31, 2000. The decrease in reported loans resulted from the increase in the level of our securitized loans. The increase in managed loans was due to an increase in our loan originations, improved customer retention, and increased purchase activity by existing customers. Managed accounts grew by 2.4 million, or 15%, in 2001 as a result of various marketing campaigns and customer satisfaction programs.

For the year ended December 31, 2001, reported net interest income decreased 9% to $1.65 billion, compared to $1.81 billion in 2000. Our reported net interest margin on loans decreased to 11.71% for 2001 compared to 13.78% for 2000, reflecting decreased yields on reported loans primarily resulting from increases to our estimation of uncollectible finance charges. The reported net credit loss rate for 2001 increased to 10.70% from 8.35% for 2000. This increase reflected the economic downturn and an increase in the concentration of loans within the standard market segment and middle market segments, which experience higher credit loss rates. The 30+ day reported delinquency rate as of December 31, 2001 decreased to 7.58% from 9.02% as of December 31, 2000. Non-interest expense decreased to $2.35 billion in 2001, compared to $2.41 billion in 2000. Excluding a $309.3 million charge related to legal settlements in 2000, non-interest expense increased during 2001, reflecting our investment in marketing initiatives and customer service infrastructure.

For the year ended December 31, 2001, managed net interest income increased 30% to $3.82 billion, compared to $2.93 billion in 2000. Our managed net interest margin on loans increased to 12.78% for 2001 compared to 12.60% for 2000, reflecting a change in the loan mix to increased averages of higher yielding loans and lower funding costs. The managed net credit loss rate for 2001 increased to 10.78% from 7.72% for 2000. This increase reflected account seasoning within the managed portfolio (i.e., the aging of the loans, which generally leads to higher loss rates), the economic downturn, and a change in the loan mix to a higher concentration of loans within the standard market segment and the highest risk portions of the middle market segment, which experience higher credit loss rates. The 30+ day managed delinquency rate as of December 31, 2001 increased to 8.81% from 7.54% as of December 31, 2000.

Net Interest Income

Reported net interest income is interest earned from reported loans and investment portfolios less interest expense on deposits and borrowings. Managed net interest income includes reported net interest income plus interest earned from securitized loans less securitization funding costs.

Reported net interest income for the year ended December 31, 2002 was $919.3 million, compared to $1.65 billion for the year ended December 31, 2001, representing a decrease of $734.1 million, or 44%. The decrease in reported net interest income is primarily attributable to lower loan balances resulting from the sale of the loans included in the seller's interest of the Providian Master Trust and the sale of our higher risk loan portfolio.

During 2001, we modified the method of estimating the uncollectible portion of finance charges included in loans receivable to include both delinquent and current loans, due to the deterioration in the underlying characteristics of our loan portfolio and increased loss experience. Previously, we had reversed the estimated uncollectible portion of the finance charges included in loans receivable against interest income only on accounts that were 90 or more days delinquent. In order to estimate the uncollectible portion of the finance charges included in loans receivable and due from securitizations, we utilized historical credit loss rates segmented by delinquency status. For the years ended December 31, 2002 and 2001, the reported interest income was reduced by reversals associated with finance charges determined to be uncollectible and changes in the allowance and suppression amounts of $631.8 million and $724.7 million.

The reported yield on total interest earning assets declined to 11.01% in 2002 from 14.30% in 2001. The primary cause for this decline is the large lower-yielding liquidity position we maintained during 2002. These lower yields were partially offset by lower funding costs on liabilities resulting from interest rate declines during 2002.

Managed net interest income for the year ended December 31, 2002 was $3.26 billion, compared to $3.82 billion for the year ended December 31, 2001, representing a decrease of $558.1 million, or 15%. The decrease in managed net interest income is primarily attributable to the decrease in managed loan balances resulting from the sale of our interests in the Providian Master Trust and the structured sale of our higher risk loan portfolio.

Statement of Average Balances, Income and Expense, Yields and Rates

The table below provides an analysis of reported interest income, interest expense, net interest spread, and average balances for the years ended December 31, 2002, 2001, and 2000. Average earning assets represent interest-earning consumer loan portfolios and investments held for liquidity purposes.

Statement of Average Balances, Income and Expense, Yields and Rates

	Year ended December 31,								
	2002			2001			2000		
(dollars in thousands)	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Assets									
Interest-earnings assets									
Consumer loans	$ 9,011,891	$1,490,258	16.54%	$14,188,546	$2,393,389	16.87%	$12,828,454	$2,455,695	19.14%
Interest-earning cash	2,119,503	36,483	1.72%	695,149	23,029	3.31%	130,100	8,008	6.16%
Federal funds sold	2,207,743	37,473	1.70%	1,149,846	41,928	3.65%	1,371,550	85,899	6.26%
Investment securities	1,421,322	66,985	4.71%	1,895,097	110,187	5.81%	1,998,315	136,603	6.84%
Other	598,003	60,084	10.05%	167,435	19,182	11.46%	-	-	-
Total interest-earning assets	15,358,462	$1,691,283	11.01%	18,096,073	$2,587,715	14.30%	16,328,419	$2,686,205	16.45%
Allowance for credit losses	(1,424,318)			(1,563,720)			(1,247,119)		
Other assets	3,861,480			3,915,630			2,325,772		
Total assets	$17,795,624			$20,447,983			$17,407,072		
Liabilities and Equity									
Interest-bearing liabilities									
Deposits	$13,775,462	$ 729,294	5.29%	$14,723,044	$ 872,977	5.93%	$13,014,155	$ 812,982	6.25%
Borrowings	985,869	42,700	4.33%	1,267,406	61,332	4.84%	1,013,386	61,797	6.10%
Total interest-bearing liabilities	14,761,331	$ 771,994	5.23%	15,990,450	$ 934,309	5.84%	14,027,541	$ 874,779	6.24%
Other liabilities	883,021			2,082,255			1,562,582		
Total liabilities	15,644,352			18,072,705			15,590,123		
Capital securities	104,332			108,981			154,893		
Equity	2,046,940			2,266,297			1,662,056		
Total liabilities and equity	$17,795,624			$20,447,983			$17,407,072		
Net Interest Spread			5.78%			8.46%			10.21%

Interest Volume and Rate Variance Analysis

Net interest income is affected by changes in the average interest rate earned on interest-earning assets and the average interest rate paid on interest-bearing liabilities. Net interest income is also affected by changes in the volume of interest-earning assets and interest-bearing liabilities. The table below sets forth the dollar amount of the increase (decrease) in reported interest income and expense resulting from changes in volume and rates.

Rate-Volume Variance Analysis

	Year ended December 31,					
	2002 vs. 2001			2001 vs. 2000		
		Change due to(1)			Change due to(1)	
(dollars in thousands)	Increase (Decrease)	Volume	Rate	Increase (Decrease)	Volume	Rate
Interest Income						
Consumer loans	$(903,131)	$(857,174)	$(45,957)	$ (62,306)	$245,491	$(307,797)
Federal funds sold	(4,455)	25,552	(30,007)	(43,971)	(12,285)	(31,686)
Other securities	11,154	47,764	(36,610)	7,787	32,712	(24,925)
Total interest income	(896,432)	(783,858)	(112,574)	(98,490)	265,918	(364,408)
Interest Expense						
Deposits	(143,683)	(53,676)	(90,007)	59,995	103,089	(43,094)
Borrowings	(18,632)	(12,637)	(5,995)	(465)	13,746	(14,211)
Total interest expense	(162,315)	(66,313)	(96,002)	59,530	116,835	(57,305)
Net interest income	$(734,117)	$(717,545)	$(16,572)	$(158,020)	$149,083	$(307,103)

(1) The changes due to both volume and rates have been allocated in proportion to the relationship of the absolute dollar amounts of the change in each. The changes in interest income and expense are calculated independently for each line in the table.

Finance Charge and Fee Income Recognition

Loans receivable are composed of amounts due from customers for purchase activities, cash advances, and finance charges and fees receivable. Estimated uncollectible principal amounts arising from purchase activities and cash advances are provided for in the allowance for credit losses on our balance sheet. Beginning in January 2002, we instituted a policy to recognize only the estimated collectible portion of accrued finance charges and fees. Initially we based our estimates of uncollectibility of accrued finance charges and fees on expected credit losses from delinquent accounts; in the second quarter of 2002, we added amounts expected to be uncollectible due to customer bankruptcies to our estimate of uncollectible accrued finance charges and fees. Accordingly, we do not recognize finance charge and fee income that we estimate to be uncollectible in our revenues or as an increase to loans receivable, interest receivable, or due from securitizations on our financial statements. Prior to January 2002, we had recognized valuation allowances for the amount of finance charges and fees estimated to be uncollectible based on our delinquency roll rates. These valuation allowances were established in 2000 and periodically expanded during 2000 and 2001 as the underlying characteristics of our loan portfolio deteriorated and loss rates increased.

We continue to utilize projected credit loss rates to estimate the uncollectible revenue, as we did previously in establishing the valuation allowances for finance charges and fees receivable. During the first six months of 2002, we depleted the valuation allowances recorded for finance charges and fees at December 31, 2001 as we charged off the loans for which the valuation allowances had been established. As we do with the allowance for credit losses, we use multiple scenarios and alternative methods to establish a range of reasonable levels of estimated uncollectible finance charges and fees, from which we record the estimated collectible finance charge and fee income.

Non-Interest Income

Non-interest income consists primarily of servicing and securitization income and credit product fee income. Total non-interest income decreased 20%, or $583.8 million, to $2.38 billion for the year ended December 31, 2002, compared to $2.97 billion for 2001. Non-interest income relating to servicing and securitizations and credit product fee income were significantly affected by the sale of our interests in the Providian Master Trust and the structured sale of a portfolio of higher risk loans. The resulting decrease in loans led to a decline in related fee income. In addition, the sale of the Providian Master Trust resulted in a decrease in excess servicing income.

The decrease in non-interest income during 2002 reflects a decrease of $235.2 million in servicing and securitization income and a $740.1 million decrease in credit product fee income, which were partially offset by the gain from the sale of our interests in the Providian Master Trust included in non-interest income-other. In connection with the sale, in 2002 we recognized a $401.9 million gain in the first quarter, $6.8 million in income in the third quarter due to the early termination of the interim servicing agreement, and $19.6 million in income in the fourth quarter related to the realization of contingent revenue tied to loan performance.

For the year ended December 31, 2002, servicing and securitization income was $618.2 million, compared to $853.4 million in 2001. The lower servicing and securitization income is primarily the result of lower average securitized loans outstanding in 2002, partially offset by increased discounts taken in the fourth quarter of 2001 due to the deterioration in the underlying credit characteristics of the securitized loan portfolio.

As a result of declining asset performance, the retained subordinated interests in our recent securitization transactions have represented a significantly larger percentage of the total securitized assets compared to securitization transactions recorded in prior years. These increased levels of retained subordinated interests resulted from increased rating agency credit enhancement requirements for our securitizations and were necessary for us to continue to obtain the desired credit ratings on the senior classes of asset-backed securities issued in our securitizations. Excluding retained certificateholders' interests in securitization trusts that were sold or terminated in connection with the sale of our interests in the Providian Master Trust and the structured sale of a portfolio of higher risk loans in 2002, during the year ended December 31, 2002, we increased the face (par) amount of subordinated certificates by $493.3 million, while the aggregate discount on our retained certificateholders' interests declined by $6.9 million from December 31, 2001 to December 31, 2002. The increase in the discount from additional retained certficateholders' interests recognized in 2002 was more than offset by the accretion of the discounts on the outstanding retained certificateholders' interests during 2002. The weighted average remaining term of these retained interests declined from 29.8 months at December 31, 2001 to 17.3 months at December 31, 2002. Excluding the impact of the sale of our interests in the Providian Master Trust in 2002, spread account balances increased by approximately $695.0 million in 2002 and we recognized a discount of $169.1 million. The discount reflects current market conditions and is based on the expected release of funds from each spread account after the related series is fully repaid.

Credit product fee income includes performance fees (late, overlimit and returned check charges), annual membership fees, cash advance fees, and processing fees, all of which are generally recorded as fees receivable. Credit product fee income also includes revenue from cardholder service products, which are generally recorded as fee revenue if billed monthly and as customer purchases if billed annually or semi-annually. Cardholder service product revenue and annual membership revenue are recognized ratably over the customer privilege period. Credit product fee income also includes interchange fees received from bankcard associations.

For the years ended December 31, 2002 and 2001, credit product fee income was $1.15 billion and $1.89 billion. During 2001, we modified the method of estimating the uncollectible portion of fees included in loans receivable to include both delinquent and current loans, due to the deterioration in the underlying characteristics of our loan portfolio and increased loss experience. Previously, we had reversed the estimated uncollectible portion of fees included in loans receivable against credit product fee income only on accounts that were 90 or more days delinquent. In order to estimate the uncollectible portion of fees included in loans receivable and due from securitizations, we utilized historical credit loss rates segmented by delinquency status. For the years ended December 31, 2002 and 2001, the reported credit product fee income was reduced by reversals associated with fees determined to be uncollectible and changes in the allowance and suppression amounts of $747.8 million and $1.17 billion.

Non-Interest Expense

Non-interest expense includes salary and employee benefit costs, loan solicitation and advertising costs, occupancy, furniture, and equipment costs, data processing and communication costs, and other non-interest expense.

Summary of Non-Interest Expense

	Year ended December 31,		
(dollars in thousands)	2002	2001	2000
Salaries and employee benefits	$ 527,960	$ 667,902	$ 682,435
Solicitation and advertising	404,872	615,427	525,542
Occupancy, furniture, and equipment	222,812	222,169	158,825
Data processing and communication	165,504	202,501	177,498
Other(1)	487,734	639,511	861,720
Total non-interest expense	$1,808,882	$2,347,510	$2,406,020

(1) Year ended December 31, 2000 includes net pre-tax charges of $309.3 million related to legal settlements.

Salary and benefit costs include staffing costs associated with marketing, customer service, collections, and administration.

Loan solicitation and advertising costs include printing, postage, telemarketing, list processing, and credit bureau costs paid to third parties in connection with account solicitation efforts, and also include costs incurred to promote our products. Advertising costs and the majority of solicitation expenses are expensed as incurred. In accordance with GAAP, we capitalize only the direct loan origination costs associated with successful account acquisition efforts, after they are reduced by up-front processing fees. We amortize capitalized loan origination costs over the privilege period (currently one year) for credit card loans unless the loans are securitized, in which case we recognize the remaining costs as an expense upon securitization. In the years ended December 31, 2002, 2001, and 2000, we amortized loan origination costs of $41.9 million, $61.7 million and $32.1 million. For the years ended December 31, 2002, 2001, and 2000, total loan solicitation and advertising costs, including amortized loan origination costs, were $404.9 million, $615.4 million and $525.5 million. The decrease in 2002 from loan solicitation and advertising cost levels in 2001 and 2000 reflects our reduced levels of targeted account acquisitions in 2002.

Other non-interest expense includes operational expenses such as collection costs, fraud losses, and bankcard association assessments.

During the first quarter of 2002 we took a $16.7 million workforce reduction charge and incurred approximately $9.6 million in severance and benefit expenses. In a continuation of our efforts to align our operations infrastructure with our ongoing business, we closed our facilities in Sacramento, California in the third quarter of 2002 and our Fairfield, California and Salt Lake City, Utah facilities in the fourth quarter of 2002. In conjunction with the decision to close these facilities, the Company recognized a $37.9 million charge related to premises, equipment and furniture lease expenses, fixed asset write-downs, and disposition costs. At December 31, 2002, we had $37.4 million accrued for remaining costs to be paid, primarily for premises, equipment and furniture lease costs associated with property no longer in use.

We ended 2002 with 6,261 employees, compared to 12,808 employees at the end of the prior year. This headcount represents a significant reduction in our operations. Although they are likely to be less significant, we will look for further efficiency gains in 2003.

Income Taxes

On September 11, 2002, California enacted a law requiring large banks (those with average assets in excess of $500 million) to conform to federal law with respect to accounting for bad debts. Before the change, all banks, regardless of size, were eligible to use the reserve method of accounting for bad debts, which enabled them to take deductions for anticipated bad debt losses for California tax purposes before the losses were recognized as charge-offs. As a result of the change, large banks may now deduct only actual charge-offs, net of recoveries, in determining their California taxable income, and must include in 2002 taxable income 50 percent of the bad debt reserves existing as of the end of the prior tax year. As a concession to the banks that are subject to the new law, the State of California waived recapture of the remaining 50 percent of the reserves. The effect of this concession was to create a permanent tax benefit for us in the amount of $30.0 million, which was reflected in our income tax expense for the quarter ended September 30, 2002.

Funding and Liquidity

We seek to fund our assets through a diversified mix of funding products designed to appeal to a broad range of investors, with the goal of generating funding at the lowest cost available to us while maintaining liquidity at prudent levels and managing interest rate risk. The primary goal of our liquidity management is to provide funding to support our operations in varying business environments. We employ multiple strategies, including diversification of funding sources, dispersion of maturities, and maintenance of a prudent investment portfolio and cash balances.

Our debt ratings and those of PNB were downgraded in 2001 and 2002. These downgrades have had and, together with any future downgrades, may continue to have a negative effect on our ability to obtain funding and on the cost and terms of the funding that is available. Accordingly, our access to funding has been and may continue to be more limited, at a higher cost and on terms less favorable than previously available to us.

Current Long-Term Senior Debt Ratings

	Standard & Poor's(1)	Moody's Investors Service(1)	FitchRatings(1)
Providian Financial Corporation	B	B2	B
Providian National Bank	BB-	Ba3	B+

(1) Stable outlook.

During 2002, our liquidity position (federal funds sold and securities purchased under resale agreements, available-for-sale investment securities, and cash and cash equivalents) increased by approximately $2.42 billion from December 31, 2001 to end the year at $5.80 billion. This increase was primarily attributable to cash flows from asset sales, which contributed $4.84 billion of liquidity, and asset attrition, which contributed $2.84 billion of liquidity, offset by cash outflows from deposit reductions of $2.61 billion, reduced securitization funding of $1.83 billion, and funding of spread accounts of $632.5 million. In accordance with the Capital Plans, we expect to continue to strive to maintain significant levels of liquidity.

In addition, under the capital assurances and liquidity maintenance agreements we entered into with our banking subsidiaries, we have agreed to provide liquidity support to them. Our agreements with our banking subsidiaries to provide capital and liquidity support exempt certain of our near-term cash obligations, including current interest obligations on our 3.25% convertible senior notes due August 15, 2005 and current payments on the Providian Capital I 9.525% capital securities. In addition, certain accrued deferred compensation, miscellaneous working capital needs not to exceed $25 million, and severance payments are generally exempt from the parent company's obligations under the agreements. See "Regulatory Matters" for a description of our capital assurances and liquidity maintenance agreements.

Our investment in subsidiaries as a percentage of our total equity, which is referred to as our "double leverage," at December 31, 2002 was 132%. A double leverage ratio in excess of 100% indicates the degree to which an investment in subsidiaries has been funded with long-term borrowings and other liabilities of the parent company. The principal source of funds for us to make payments on our parent company debt securities and to meet our other obligations is our cash investments and dividends from our banking subsidiaries. However, our banking subsidiaries have agreed not to pay any dividends to us during the term of their regulatory agreements without first obtaining regulatory consent. They do not currently have any plans to seek such consent. In addition, if we are required to provide additional capital and liquidity support to our banking subsidiaries, our ability to service our debt obligations would be further limited.

Funding Sources and Maturities. We seek to fund our assets by diversifying our distribution channels and offering a variety of funding products. However, our ability to fund existing and future customer loans is currently dependent on four primary sources: customer deposits, securitizations, a portfolio of cash and liquid investment securities, and, to a lesser extent, debt.

We offer maturity terms for our funding products that range up to 30 years. Actual maturity distributions depend on several factors, including expected asset duration, investor demand, relative costs, shape of the yield curve, and anticipated issuances in the securitization and capital markets. We seek to maintain a balanced distribution of maturities and avoid undue concentration in any one period. We monitor existing funding maturities and loan growth projections to prudently manage liquidity levels.

Given the downgrades in our credit ratings and the deterioration in our financial performance and asset quality, our ability to attract deposits, borrow funds from other sources, and issue additional asset-backed securities has been adversely impacted.

During 2003, we have funding requirements for maturing deposits of $3.55 billion, maturing securitizations of $2.66 billion, and $91.6 million of debt maturities. We anticipate that we will meet these funding requirements, along with any incremental asset growth, with securitization issuances, our liquidity position, and new deposits. In addition, we may generate additional funding by issuing common stock through a dividend reinvestment and direct stock purchase plan, for which we recently filed a registration statement with the Securities and Exchange Commission.

Deposits. Consistent with our Capital Plans, deposits decreased to $12.71 billion as of December 31, 2002 from $15.32 billion as of December 31, 2001. The decrease in deposits during 2002 is primarily due to maturities of brokered deposits that were not replaced. Our ability to attract retail deposits through the broker channel diminished after our third quarter 2001 earnings announcement. We did not offer new brokered deposits during the period from January through April 2002. From May through December 2002, we issued $304.3 million in brokered deposits. During 2003, we anticipate that our deposit issuance will provide a substantial source of funding. Consistent with our Capital Plans, however, we expect to continue to work with our regulators to improve the quality of the assets that we hold on our balance sheet that are funded by deposits as we also continue to work to reduce our overall level of reliance on deposit funding.

The table below summarizes the contractual maturities of our deposits, substantially all of which are retail deposits.

Maturities of Deposits

	December 31,					
	2002			2001		
(dollars in thousands)	Direct Deposits	Brokered Deposits	Total Deposits	Direct Deposits	Brokered Deposits	Total Deposits
Three months or less	$ 536,010	$ 605,389	$ 1,141,399	$ 672,361	$ 961,046	$ 1,633,407
Over three months through one year(1)	1,290,023	1,119,965	2,409,988	1,935,051	1,281,858	3,216,909
Over one year through five years(2)	2,506,801	4,192,418	6,699,219	2,265,691	5,399,250	7,664,941
Over five years	43,623	1,383,717	1,427,340	29,433	1,687,232	1,716,665
Deposits without contractual maturity	1,030,369	-	1,030,369	1,086,204	39	1,086,243
Total deposits	$5,406,826	$7,301,489	$12,708,315	$5,988,740	$9,329,425	$15,318,165

(1) Maturities of deposits over three months through one year by quarter is as follows: second quarter 2003: $675 million; third quarter 2003: $727 million; fourth quarter 2003: $1.01 billion.
(2) Maturities of deposits in 2004, $2.70 billion.

Banks that are below the "well capitalized" levels as reported on their Call Reports are subject to ceilings on rates paid for deposits (limited to not more than 75 basis points higher than the prevailing rate in its market) and are restricted from accepting brokered deposits without a waiver from the FDIC. As of December 31, 2002, capital ratios for both PNB and PB were both above the "well capitalized" levels on a Call Report basis. We have maintained those levels at PB since December 31, 2001 and at PNB since March 31, 2002. Accordingly, the restrictions on deposit taking activities described above do not currently apply to PNB or PB and will not apply to them so long as they remain "well capitalized" on a Call Report basis.

Securitizations. We securitize loans in order to diversify funding sources and to obtain efficient all-in cost of funds, including the cost of capital. We seek a range of maturity terms in our securitizations.

Securitizations may utilize variable funding series that include commercial paper based conduits and allow the funded amount to fluctuate. These series are generally renewable annually if the relevant conditions for such renewal are satisfied. In October 2002, we completed a variable funding series securitization in our Providian Gateway Master Trust, which was initially funded in the amount of $500 million of investor interests purchased by third parties. In December 2002 we funded additional investor interests of $585 million under this securitization series, and in the first quarter of 2003, we plan to fund additional investor interests under this series to refinance approximately $700 million amortizing under variable funding series which are completing their scheduled amortization.

Securitized funding under variable funding series representing investor interests held by third parties totaled $2.81 billion and $4.58 billion as of December 31, 2002 and 2001. The table below presents the amounts of these variable funding series contractually expected to amortize or otherwise become payable during the following quarters, based on current projections and the amounts outstanding as of December 31, 2002, if the facilities are not renewed. The amount of variable funding series amortizing in the quarter ending March 31, 2003 does not include $721.5 million that was paid in January 2003, relating to the December 2002 collection period.

Amortization of Variable Funding Series

During the Quarter Ending	Amount (dollars in millions)
March 31, 2003	$1,001
June 30, 2003	-
September 30, 2003	-
December 31, 2003	1,085

Term securitizations are issued with expected maturities of one year or more. In December 2002 we completed a three year term securitization in which we sold $750 million of investor interests to third parties. Our term securitizations are expected to amortize over the periods indicated below, based on current projections and the amounts outstanding as of December 31, 2002.

Amortization of Term Securitizations

Year	Amount Amortizing (dollars in millions)
2003(1)	$ 575
2004	2,154
2005	2,483
2006	988
2007	591
2008	235

(1) This amount will amortize in the third quarter of 2003.

Given the deterioration in our financial performance and asset quality since our third quarter 2001 earnings announcement, there has been increased pressure on our ability to attract deposits, borrow funds from other sources, and issue additional asset-backed securities as existing funding amortizes.

Unsecured Funding Facilities.

Summary of Unsecured Funding Facilities

	December 31, 2002			
(dollars in thousands)	Effective/ Issue Date	Facility Amount(1)	Outstanding	Maturity
Senior and subordinated bank note program(2)	2/98	-	$200,408	Various
Providian Financial shelf registration(3)	6/98	1,197,145	768,437	Various
Capital Securities	2/97	-	104,332	2/27

(1) Funding availability and/or funding costs are subject to market conditions and contractual provisions.
(2) Remaining facility amount of $2.97 billion currently not available as a result of condition that new note issuances are not permitted unless debt of bank issuer is rated investment grade. Bank notes currently outstanding under this program are all senior bank notes.
(3) Outstanding securities issued under the shelf registration consist of two convertible debt offerings with earliest possible required principal payment dates beginning in August 2005 and February 2006.

The senior and subordinated bank note program was established by PNB and includes potential fixed or variable rate debt with maturities ranging from seven days to 15 years. However, this program is available only for debt that is rated investment grade at the time of issuance and is therefore not currently available to PNB. There can be no assurance that PNB will be able to successfully utilize this program in the future.

The principal source of funds for payment of dividends on our common stock is dividends received from our banking subsidiaries. However, our banking subsidiaries have agreed not to pay any dividends to us during the term of their regulatory agreements without first obtaining regulatory consent. See "Regulatory Matters." Our banking subsidiaries do not currently have any plans to seek such consent. In addition, our board of directors has suspended for an indefinite period the payment of quarterly cash dividends on our common stock.

Investments. We maintain short-term liquidity through federal funds sold, money market mutual funds, securities purchased under resale agreements and similar arrangements, and other cash equivalents. We also maintain a portfolio of high-quality investment securities, such as U.S. government and agency obligations, mortgage-backed securities, and commercial paper. Investment securities increased to $1.86 billion as of December 31, 2002 from $1.32 billion as of December 31, 2001. Federal funds sold and securities purchased under resale agreements increased to $3.60 billion as of December 31, 2002 from $1.61 billion as of December 31, 2001.

Capital Adequacy

Each of our banking subsidiaries is subject to capital adequacy guidelines as defined by its primary federal regulator. Core capital (Tier 1) consists principally of shareholders' equity less goodwill. Total risk-based capital (Tier 1 + Tier 2) includes a portion of the allowance for credit losses and other capital components. Based on these classifications of capital, the capital adequacy regulations establish three capital adequacy ratios that are used to measure whether a financial institution is "well capitalized" or "adequately capitalized."

Capital Adequacy Guidelines

Capital Ratio	Calculation	Well Capitalized Ratios	Adequately Capitalized Ratios
Total risk-based	(Tier 1 + Tier 2/Total risk-based assets)	≥10%	≥8% <10%
Tier 1	Tier 1/Total risk-based assets	≥ 6%	≥4% < 6%
Leverage	Tier 1/Adjusted average assets	≥ 5%	≥4% < 5%

See "Regulatory Matters—Our Capital Plans" and "Regulatory Matters—Supervision and Regulation Generally—Capital Requirements." The table below presents our banking subsidiaries' capital ratios, as reported on their Call Reports, as of December 31, 2002.

Capital Ratios
(Call Report Basis)

Capital Ratio	Providian National Bank	Providian Bank
Total risk-based	11.90%	19.75%
Tier 1	10.22%	18.25%
Leverage	17.45%	9.12%

Pursuant to the Capital Plans, our banking subsidiaries' capital is also evaluated under the Expanded Guidance for Subprime Lending Programs ("Subprime Guidance"). Application of the Subprime Guidance results in a higher overall risk weighting on the loan portfolio as a whole than would otherwise be required by the regulations. Under the methodology utilized under the Capital Plans for determining risk weightings, our banking subsidiaries have segmented their standard and middle market loan portfolios into several categories according to their internal credit scores and historical and projected charge-off rates. As applied by the banks as of December 31, 2002, this methodology resulted in weighted average risk weightings against reported standard and middle segment loans of 165% and 168% at PNB and PB separately. On a combined basis, the banks' weighted average risk weighting on a Subprime Guidance basis was approximately 165% against reported standard and middle segment loans of approximately $4.98 billion as of December 31, 2002. Such risk weightings are subject to change depending upon conditions in our loan portfolio and/or changes in regulatory guidance. Managed loans outstanding to customers in the standard and middle segments, on a combined basis, totaled approximately $17.70 billion as of December 31, 2002.

Capital Ratios
(Applying Subprime Guidance)

Capital Ratio	Providian National Bank (with AIR)	Providian National Bank (excluding AIR)	Providian Bank
Total risk-based	9.35%	11.27%	11.86%
Tier 1	7.94%	9.71%	10.48%
Leverage	17.45%	17.14%	9.12%

PNB and PB have each met their commitments in the Capital Plans to achieve and maintain total risk-based capital ratios associated with "adequately capitalized" status after applying the Subprime Guidance risk weightings. As of December 31, 2002, PB's capital ratios also exceeded the requirements for "well capitalized" status after applying the Subprime Guidance risk weightings. PNB has committed to achieve by June 30, 2003 capital ratios associated with "well capitalized" status after applying the Subprime Guidance risk weightings and excluding from the calculation the effect of adopting the regulatory guidance on AIR, and to achieve by June 30, 2004 capital ratios associated with "well capitalized" status after applying the Subprime Guidance risk weightings and including in the calculation the effect of adopting the AIR guidance. PB is not affected by the AIR guidance and has committed to achieve by June 30, 2003 capital ratios associated with "well capitalized" status after applying the Subprime Guidance risk weightings.

Future capital ratios will depend on the level of internally generated capital as well as the level of loan growth, changes in loan mix, and the level of retained subordinated interests related to our securitization activity. Growth in reported receivables, combined with the growth in spread accounts and other retained subordinated interests relating to our securitizations, may result in the fluctuation of the banks' risk-based capital ratios, as reported in their Call Reports and after applying the Subprime Guidance. However, with the substantial completion of our strategic asset dispositions and other strategic initiatives, as well as the generation of internal capital through the recognition of net income, and subject to ongoing review and update of our Capital Plans (see "Regulatory Matters") and the potential impact of evolving regulatory standards, we expect that our banking subsidiaries will be able to achieve the capital goals in their Capital Plans as required.

The capital requirements and classifications of our banking subsidiaries are subject to qualitative judgments by their regulators with respect to components, risk weightings, and other factors. The banking regulators have the authority to require us to adhere to higher capital requirements. This would necessitate increasing capital ratios by various means, including asset sales or equity issuances. In addition, the strategic initiatives that we have taken, and any that we may take in the future, could have an impact on the capital requirements of our banking subsidiaries.

In accordance with the banking regulators' risk-based capital standards, risk-based capital must be maintained for assets transferred with recourse, in an amount no greater than the maximum amount of recourse for which a regulated entity is contractually liable. This rule, known as the low-level recourse rule, applies to transactions accounted for as sales under GAAP in which a bank contractually limits its risk of loss or recourse exposure to less than the full effective minimum risk-based capital requirement for the assets transferred. Low-level recourse transactions arise when a bank securitizes assets and uses contractual cash flows, retained subordinated interests, or other assets as credit enhancements. Accordingly, our banking subsidiaries are required to hold risk-based capital equivalent to the maximum recourse exposure on the assets transferred, not to exceed the amount of risk-based capital that would be required if the low-level recourse rule did not apply.

In November 2001, the federal banking agencies published a final rule to revise the agencies' regulatory capital standards to address the treatment of recourse obligations, residual interests and direct credit substitutes that expose banks to credit risk (the "residual interest rule"). The final rule was effective January 1, 2002 for any transaction covered under the rule that settled on or after the effective date. Our banking subsidiaries elected early adoption of the residual interest rule, effective January 1, 2002, as to transactions entered into before that date.

The residual interest rule adds new standards for the treatment of retained interests related to securitizations, including a concentration limit for credit-enhancing interest-only strips. This rule is intended to result in more consistent regulatory capital treatment for certain transactions involving similar risk, and capital requirements that more closely reflect a banking organization's relative exposure to credit risk. Specifically, the final rule amended capital standards by: providing a more consistent risk-based capital treatment for recourse obligations and direct credit substitutes; applying a ratings-based approach that sets capital requirements for positions in securitized transactions; deducting from Tier 1 capital the amount of credit-enhancing interest-only strips receivable that exceeds 25% of Tier 1 capital (concentration limit); and requiring "dollar-for-dollar" risk-based capital for certain residual interests not deducted from Tier 1 capital (dollar-for-dollar capital requirement). As of December 31, 2002, PNB's interest-only strips receivable represented 9.86% of its Tier 1 capital, which is below the 25% concentration limit, and PB had no interest-only strips receivable.

On May 17, 2002, the federal banking agencies issued clarifying guidance on the regulatory capital treatment of AIR related to credit card securitizations. The guidance defined the AIR asset as a subordinated retained interest that requires "dollar-for-dollar" risk-based capital. On December 4, 2002, the agencies also provided guidance on the accounting for the AIR asset. We adopted the guidance for the capital treatment and accounting of the AIR in the fourth quarter of 2002.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX

Providian Financial Corporation and Subsidiaries

Consolidated Statements of Financial Condition

	Year ended December 31,	
(dollars in thousands, except per share data)	2002	2001
Assets		
Cash and cash equivalents	$ 344,277	$ 449,586
Federal funds sold and securities purchased under resale agreements	3,601,000	1,611,000
Investment securities:		
Available-for-sale (at market value, amortized cost of $1,839,854 at December 31, 2002 and $1,302,435 at December 31, 2001)	1,856,607	1,324,465
Loans held for securitization or sale	-	1,410,603
Loans receivable, less allowance for credit losses of $1,012,461 at December 31, 2002 and $1,932,833 at December 31, 2001	5,895,296	9,626,307
Premises and equipment, net	119,260	183,829
Interest receivable	60,841	116,053
Due from securitizations	3,723,382	2,926,181
Deferred taxes	487,529	1,030,340
Other assets	622,197	521,159
Assets of discontinued operations	-	738,643
Total assets	$16,710,389	$19,938,166
Liabilities		
Deposits:		
Non-interest bearing	$ 56,724	$ 71,232
Interest bearing	12,651,591	15,246,933
	12,708,315	15,318,165
Short-term borrowings	91,560	117,176
Long-term borrowings	877,238	959,281
Deferred fee revenue	211,978	468,310
Accrued expenses and other liabilities	577,894	885,780
Liabilities of discontinued operations	-	177,611
Total liabilities	14,466,985	17,926,323
Company obligated mandatorily redeemable capital securities of subsidiary trust holding solely junior subordinated deferrable interest debentures of the Company (Capital Securities)	104,332	104,332
Shareholders' Equity		
Common stock, par value $0.01 per share (authorized: 800,000,000 shares; issued: December 31, 2002—290,880,218 shares; December 31, 2001—286,209,960 shares)	2,909	2,862
Retained earnings	2,202,960	1,971,359
Cumulative other comprehensive income	9,888	9,807
Common stock held in treasury—at cost: (December 31, 2002—1,498,398 shares; December 31, 2001—1,383,562 shares)	(76,685)	(76,517)
Total shareholders' equity	2,139,072	1,907,511
Total liabilities and shareholders' equity	$16,710,389	$19,938,166

See Notes to Consolidated Financial Statements.

Providian Financial Corporation and Subsidiaries

Consolidated Statements of Income

(dollars in thousands, except per share data)	Year ended December 31, 2002	2001	2000
Interest Income			
Loans	$1,490,258	$2,393,389	$2,455,695
Federal funds sold and securities purchased under resale agreements	37,473	41,928	85,899
Other	163,552	152,398	144,611
Total interest income	1,691,283	2,587,715	2,686,205
Interest Expense			
Deposits	729,294	872,977	812,982
Borrowings	42,700	61,332	61,797
Total interest expense	771,994	934,309	874,779
Net interest income	919,289	1,653,406	1,811,426
Provision for credit losses	1,291,738	2,014,342	1,502,083
Net interest (loss) income after provision for credit losses	(372,449)	(360,936)	309,343
Non-Interest Income			
Servicing and securitizations	618,241	853,444	855,305
Credit product fee income	1,152,041	1,892,137	2,187,752
Other	611,065	219,612	193,612
	2,381,347	2,965,193	3,236,669
Non-Interest Expense			
Salaries and employee benefits	527,960	667,902	682,435
Solicitation and advertising	404,872	615,427	525,542
Occupancy, furniture, and equipment	222,812	222,169	158,825
Data processing and communication	165,504	202,501	177,498
Other	487,734	639,511	861,720
	1,808,882	2,347,510	2,406,020
Income from continuing operations before income taxes	200,016	256,747	1,139,992
Income tax expense	49,006	101,425	455,968
Income from continuing operations	151,010	155,322	684,024
Income (loss) from discontinued operations (net of taxes)	67,156	(118,271)	(32,262)
Cumulative effect of change in accounting principle (net of taxes)	-	1,846	-
Net Income	$ 218,166	$ 38,897	$ 651,762
Earnings per common share—basic			
Income from continuing operations	$ 0.53	$ 0.55	$ 2.41
Income (loss) from discontinued operations—net of taxes	0.24	(0.42)	(0.12)
Cumulative effect of change in accounting principle—net of taxes	-	0.01	-
Net Income	$ 0.77	$ 0.14	$ 2.29
Earnings per common share—assuming dilution			
Income from continuing operations	$ 0.52	$ 0.54	$ 2.34
Income (loss) from discontinued operations—net of taxes	0.23	(0.42)	(0.11)
Cumulative effect of change in accounting principle—net of taxes	-	0.01	-
Net Income	$ 0.75	$ 0.13	$ 2.23
Weighted average common shares outstanding—basic (000)	285,001	284,299	284,174
Weighted average common shares outstanding—assuming dilution (000)	289,042	289,622	294,042

See Notes to Consolidated Financial Statements.

Providian Financial Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

(dollars in thousands, except per share data)	Common Stock	Additional Paid-In Capital	Retained Earnings	Cumulative Other Comprehensive Income	Common Stock Held in Treasury	Total
Balance at December 31, 1999	**$ 954**	**$ -**	**$1,394,293**	**$ (2,161)**	**$(60,610)**	**$1,332,476**
Comprehensive income:						
Net Income			651,762			651,762
Other comprehensive income:						
Unrealized gain on securities, net of income tax expense of $15,813				23,720		23,720
Foreign currency translation adjustments, net of income tax benefit of $251				(467)		(467)
Other comprehensive income						23,253
Comprehensive income						675,015
Cash dividend: Common—$0.105 per share			(29,932)			(29,932)
Stock dividend: Dividend rate of 100% Par $0.01	1,431		(1,431)			-
Adjustment for stock dividend	477	(473)	(4)			-
Purchase of 1,437,782 common shares for treasury		25,120			(65,551)	(40,431)
Exercise of stock options and other awards		(52,473)	(483)		92,909	39,953
Issuance of restricted and unrestricted stock less forfeited shares		(8,665)			27,276	18,611
Deferred compensation related to grant of restricted and unrestricted stock less amortization of $13,518		(5,093)				(5,093)
Net tax effect from employee stock plans		41,584				41,584
Balance at December 31, 2000	**$2,862**	**$ -**	**$2,014,205**	**$21,092**	**$ (5,976)**	**$2,032,183**
Comprehensive income:						
Net Income			38,897			38,897
Other comprehensive income:						
Unrealized loss on securities, net of income tax benefit of $7,407				(10,635)		(10,635)
Foreign currency translation adjustments, net of income tax benefit of $424				(650)		(650)
Other comprehensive income						(11,285)
Comprehensive income						27,612
Cash dividend: Common—$0.09 per share			(25,685)			(25,685)
Purchase of 4,427,153 common shares for treasury		(959)			(221,678)	(222,637)
Exercise of stock options and other awards		(24,869)	(56,058)		127,915	46,988
Issuance of restricted and unrestricted stock less forfeited shares		(12,210)			23,222	11,012
Deferred compensation related to grant of restricted and unrestricted stock less amortization of $12,731		1,719				1,719
Net tax effect from employee stock plans		36,319				36,319
Balance at December 31, 2001	**$2,862**	**$ -**	**$1,971,359**	**$ 9,807**	**$(76,517)**	**$1,907,511**
Comprehensive income:						
Net Income			218,166			218,166
Other comprehensive income:						
Unrealized loss on securities, net of income tax benefit of $647				(990)		(990)
Foreign currency translation adjustments, net of income tax expense of $700				1,071		1,071
Other comprehensive income						81
Comprehensive income						218,247
Purchase of 705,749 common shares for treasury					(3,635)	(3,635)

(dollars in thousands, except per share data)	Common Stock	Additional Paid-In Capital	Retained Earnings	Cumulative Other Comprehensive Income	Common Stock Held in Treasury	Total
Exercise of stock options and other awards		(16,593)	13,435		5,611	2,453
Issuance of restricted and unrestricted stock less forfeited shares	47	15,720			(2,144)	13,623
Deferred compensation related to grant of restricted and unrestricted stock less amortization of $11,977		(1,646)				(1,646)
Net tax effect from employee stock plans		2,519				2,519
Balance at December 31, 2002	**$2,909**	**$ -**	**$2,202,960**	**$ 9,888**	**$(76,685)**	**$2,139,072**

See Notes to Consolidated Financial Statements.

Providian Financial Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31,		
(dollars in thousands)	2002	2001	2000
Operating Activities			
Net Income	$ 218,166	$ 38,897	$ 651,762
(Income) loss from discontinued operations	(67,156)	118,271	32,262
Cumulative effect of change in accounting principle, net of taxes	-	(1,846)	-
Income from continuing operations	151,010	155,322	684,024
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Provision for credit losses	1,291,738	2,014,342	1,502,083
Depreciation and amortization of premises and equipment	80,016	70,196	52,243
Amortization of net loan acquisition costs	37,656	65,185	34,883
Amortization of deferred compensation related to restricted and unrestricted stock	11,977	12,731	13,518
(Decrease) increase in deferred fee revenue	(192,822)	(192,156)	81,886
Decrease (increase) in deferred income tax benefit	540,727	(348,018)	(124,304)
Decrease (increase) in interest receivable	10,277	41,181	(49,241)
Gain from sale of home loans	-	-	(64,671)
Loss on sale of First Select receivables	41,935	-	-
Loss on sale of higher risk loan portfolio	407,838	-	-
Gain from sale of interests in Providian Master Trust	(428,245)	-	-
Net increase in other assets	(263,932)	(217,454)	(146,910)
Net (decrease) increase in accrued expenses and other liabilities	(334,401)	(119,957)	478,567
Net cash provided by operating activities	1,353,774	1,481,372	2,462,078
Investing Activities			
Net cash from (used for) loan originations and principal collections on loans receivable	1,699,119	(7,223,629)	(8,501,234)
Net (decrease) increase in securitized loans	(791,107)	6,331,016	3,862,578
Net proceeds from sale of home loans	-	-	1,609,313
Net proceeds from sale of Providian Master Trust	2,777,559	-	-
Net proceeds from sale of higher risk loan portfolio	1,222,107	-	-
Net proceeds from sale of First Select receivables	96,515	-	-
Increase in due from securitizations	(1,827,416)	(1,954,242)	(357,722)
Purchases of available-for-sale investment securities	(6,552,396)	(23,315,593)	(1,577,288)
Proceeds from maturities and sales of available-for-sale investment securities	6,014,977	24,548,991	186,585
Net increase in held-to-maturity investments	-	-	(559,956)
(Increase) decrease in federal funds sold and securities purchased under resale agreements or similar arrangements	(1,990,000)	(1,303,794)	990,794
Net purchases of premises and equipment	(66)	(76,681)	(90,834)
Net cash provided (used) by investing activities	649,292	(2,993,932)	(4,437,764)
Financing Activities			
Net (decrease) increase in deposits	(2,627,722)	2,168,281	2,573,633
Proceeds from issuance of term federal funds	405,669	382,193	1,355,000
Repayment of term federal funds	(417,335)	(397,193)	(1,440,093)
Increase in other short-term borrowings	-	964	-
Repayment of short-term borrowings	(13,950)	-	-
Proceeds from long-term borrowings	16,506	413,937	402,500
Repayment of long-term borrowings	(98,549)	(362,850)	(336,393)
Repurchase of capital securities	-	(6,725)	(48,943)
Purchase of treasury stock	(3,635)	(222,637)	(40,431)
Dividends paid	-	(25,685)	(29,932)
Proceeds from exercise of stock options	2,453	46,988	39,953
Net cash (used) provided by financing activities	(2,736,563)	1,997,273	2,475,294
Net cash provided (used) by discontinued operations	628,188	(465,681)	(247,220)
Net (Decrease) Increase in Cash and Cash Equivalents	(105,309)	19,032	252,388
Cash and cash equivalents at beginning of period	449,586	430,554	178,166
Cash and cash equivalents at end of period	$ 344,277	$ 449,586	$ 430,554
Supplemental Disclosures			
Interest expense paid	$ 837,905	$ 916,747	$ 806,232
Income taxes (received) paid	$ (22,646)	$ 331,356	$ 539,076

See Notes to Consolidated Financial Statements.

Note 1. Organization and Basis of Presentation

Providian Financial Corporation (the "Company") is a corporation incorporated under the laws of Delaware. The Company's wholly owned banking subsidiaries are Providian National Bank ("PNB") and Providian Bank ("PB"). Through its banking subsidiaries, the Company offers credit card and deposit products throughout the United States. The Company markets consumer loans and deposits using distribution channels such as mail, telephone, and the Internet.

In November 2001, the Company announced that it would discontinue its operations in Argentina and the United Kingdom and the Company sold those operations in 2002. Accordingly, the assets, liabilities, and operations of the Company's subsidiaries and branches in those locations are reflected as discontinued operations on the Company's statements of financial condition and statements of income.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") that require management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. These estimates are based on information available as of the date of the consolidated financial statements. Therefore, actual results could differ from these estimates. All significant intercompany balances and transactions have been eliminated in consolidation. For purposes of comparability, certain prior period amounts have been reclassified.

Note 2. Summary of Significant Accounting Policies

Cash and cash equivalents. Cash and cash equivalents include cash on hand and short-term investments convertible into cash upon demand. At December 31, 2002, $177.1 million of the Company's cash and cash equivalents were non-interest bearing. The Company is required to maintain reserves consisting of cash and cash equivalents with the Federal Reserve Bank based on a percentage of its deposit liabilities.

Investment securities. Investment securities available-for-sale consist primarily of mortgage-backed securities and United States Treasury and federal agency bonds and are reported at market value, with unrealized gains and losses, net of taxes, reported as a component of cumulative other comprehensive income in shareholders' equity. Realized gains and losses and other-than-temporary impairments related to investment securities are determined using specific identification and are reported in non-interest income other in the Company's consolidated statements of income. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer of the investment security.

Loans held for securitization or sale. Loans held for securitization or sale represent loans eligible for securitization or sale that management intends to securitize or sell within six months. These loans are carried at the lower of aggregate cost or market value. At December 31, 2001, loans held for securitization or sale consisted of loans receivable relating to the Company's seller's interest in the Providian Master Trust, which was sold on February 5, 2002.

Securitizations. The Company sells loans receivable in securitization transactions, which are reported in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement No. 125." In a securitization, the Company transfers ownership of a pool of loans receivable to an entity created for the securitization, generally a trust or other special purpose entity (the "trust"). The receivables transferred to the trust consist of loan principal (credit card purchases and cash advances) as well as accrued finance charges and fees. The trust is a qualifying special purpose entity as defined by SFAS No. 140 and is not a subsidiary of the Company. Accordingly, securitization trusts are not included in the Company's consolidated financial statements. See Note 7 to Consolidated Financial Statements for further discussion of the Company's securitizations.

Interest income on loans. Interest income on loans is recognized based upon the principal amount outstanding in accordance with the terms of the applicable account agreement until the outstanding balance is paid or charged off. Interest income is included in loans receivable when billed to the customer. Accrued interest income that has not yet been billed to the customer is reported as interest receivable on the Company's consolidated statements of financial condition. During 2001, due to deterioration in the underlying characteristics of the loan portfolio and increased loss experience, the Company accelerated the recognition of the estimated uncollectible portion of accrued finance charges for all loans receivable, including those that were current. Previously, these finance charges had been reversed against current period interest income at the time of charge-off of the related account. The effect of this change in estimate was to advance the timing of finance charge income reversals, resulting in a decrease in loans receivable and a decrease of $185.4 million in interest income during 2001. Beginning in January 2002, the Company began to recognize as interest income, and include as interest receivable or loans receivable, only the amount of finance charges that are estimated to be collectible. See Note 4 to Consolidated Financial Statements for further discussion of this change.

Allowance for credit losses. The loans receivable portfolio is regularly reviewed in order to maintain an allowance for credit losses at a level that, in management's judgment, is adequate to absorb credit losses in the existing loans receivable. The amount of the allowance is determined based on an analysis of historical quantitative risk factors that include delinquency roll rates, principal credit loss rates, bankruptcies, customer characteristics, and risk scores. These factors are used to estimate the likelihood that a loan receivable will progress through the various delinquency stages and charge off. In evaluating the adequacy of this quantitative analysis, management also takes into consideration environmental credit risk factors impacting the portfolio's credit performance, including: the impact of general economic conditions on the borrower's ability to pay, trends in loan portfolio volume, seasoning, geographic concentrations, and the impact of recent modifications to loan review and underwriting procedures on the credit quality of the loans receivable portfolio. The Company also validates the adequacy of its allowance by comparing coverage ratios to its actual loss experience and to that of other credit card lenders. The use of estimates is inherent in the Company's assessment of the adequacy of the allowance for credit losses, and as a result significant changes in these estimates could impact the adequacy of the allowance for credit losses.

The Company recognizes credit losses by charging off the principal balance no later than the last day of the calendar month in which the account becomes 180 days past due under the terms of the account agreement. Loans that are restructured under the Company's consumer debt management program are charged off no later than 120 days after they become contractually past due. The Company recognizes charge-offs for accounts of deceased customers within 60 days after verification of death, and it batch processes notifications of bankruptcy and charges off the related amounts once a month. The Company records current period recoveries on previously charged off loans and proceeds from the sale of loans previously charged off in the allowance for credit losses.

Credit card fraud losses. The Company experiences fraud losses from the unauthorized use of credit cards (including credit cards obtained through fraudulent applications). Transactions suspected of being fraudulent are charged to non-interest expense after an investigation period of up to 90 days.

Premises and equipment. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are computed using the straight-line method over the estimated useful life of the related assets. Maintenance and repairs are included in non-interest expense, while the cost of improvements is capitalized.

Credit product fee income. Credit product fee income includes performance fees (late, overlimit and returned check charges), annual membership fees, cash advance fees, and processing fees, which are assessed in accordance with the terms of the applicable account agreement. Credit product fee income also includes revenue from cardholder service products, which are generally recorded as fee revenue if billed monthly and customer purchases if billed annually or semi-annually. Cardholder service product revenue and annual membership revenue are recognized ratably over the customer privilege period (currently one year). All other credit product fee income is recognized when earned. Credit product fee income also includes interchange fees received from bankcard associations, which are based on the purchase activity of our credit card customers.

During 2001, due to deterioration in the underlying credit characteristics of the loan portfolio and increased loss experience, the method for estimating the uncollectible portion of credit product fees billed monthly (late, overlimit, returned check charges and monthly-billed cardholder service products) was modified to include both delinquent and current loans. Previously, the estimated uncollectible portion of fees included in loans receivable was reversed against credit product fee income only on accounts that were 90 or more days delinquent. The effect of this change was to advance the timing of loss recognition for monthly-billed fee income, resulting in a decrease in loans receivable and credit product fee income of $194.2 million during the year ended December 31, 2001. Beginning in January 2002, the Company began to recognize as fee income, and include as loans receivable, only the amount of fee income that is estimated to be collectible. See Note 4 to Consolidated Financial Statements for further discussion of this change.

Foreign currency translation and transactions. During 2001 and the first five months of 2002, the Company had operations in the United Kingdom and Argentina. The functional currency of the Company's subsidiaries and branches in these locations was the local currency of the United Kingdom and Argentina. These operations have been discontinued and the Company no longer has significant foreign currency transactions.

Derivative financial instruments. The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, on January 1, 2001. At the time of adoption, the Company reported a transition adjustment, the cumulative effect of which was to increase reported income by $1.8 million, net of related taxes. Since adopting SFAS No. 133, the Company has designated each derivative contract as one of the following at the time the contract is executed: (1) a hedge of a recognized asset or liability or an unrecognized firm commitment (a fair value hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (a cash flow hedge), (3) a hedge of a net investment in a foreign operation (a net investment hedge), or (4) a natural hedging instrument whose change in fair value is recognized to act as an economic hedge against changes in the values of the hedged item (an economic hedge).

For fair value hedges, both the effective and ineffective portions of the change in the fair value of the derivative, together with the change in fair value on the hedged item that is attributable to the hedged risk, are reported in earnings and on the consolidated statements of income in non-interest income—other. If a hedge designation is removed prior to maturity, previous adjustments to the carrying value of the hedged item are recognized in earnings to match the earnings recognition pattern of the hedged item. If the underlying item being hedged is removed, the derivative will subsequently be accounted for as an economic hedge.

The effective portion of the change in the fair value of a derivative that is designated as a cash flow hedge is reported in cumulative other comprehensive income. When the cash flows associated with the hedged item are realized, the gain or loss included in cumulative other comprehensive income is recognized on the same line in the consolidated statements of income as the hedged item. The ineffective portion of a change in fair value of a cash flow hedge is reported in non-interest income—other. During 2002 and 2001, the Company did not designate any derivatives as cash flow hedges.

The effective portion of the change in the fair value of a derivative used as a net investment hedge of a foreign operation is reported in cumulative other comprehensive income as a foreign currency translation adjustment. The ineffective portion of the change in the fair value of a net investment hedge is reported in non-interest income—other. During 2001, the Company used foreign exchange forward contracts to hedge its net investment in its foreign subsidiaries and branches. Forward contracts are commitments to buy or sell foreign currency at a future date for a contracted rate. All of the Company's foreign exchange forward contracts were designated as net investment hedges. The Company does not hold or issue foreign exchange forward contracts for trading purposes. At December 31, 2002, the Company did not have any foreign exchange forward contracts.

For derivatives designated as economic hedges, changes in fair value are reported in current earnings in non-interest income—other.

The Company documents its hedge relationships, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. Derivatives are reported in the consolidated statements of financial condition at fair value in other assets and accrued expenses and other liabilities. The fair value of the Company's derivative financial instruments is represented by the estimated unrealized gains or losses as determined by quoted market prices or dealer quotes and generally approximates the amounts the Company would receive or pay to terminate the instruments at the reporting date.

Both at inception and at least quarterly thereafter, the Company assesses whether the derivatives used in hedging transactions are highly effective in offsetting changes in either the fair value or cash flows of the hedged item. If it is determined that a derivative ceases to be a highly effective hedge, the Company will discontinue hedge accounting.

Solicitation and advertising. Advertising costs and the majority of solicitation expenses are expensed as incurred. The Company capitalizes only the direct loan origination costs associated with successful account acquisition efforts less up-front processing fees. Capitalized direct loan origination costs are amortized on a straight-line basis over the privilege period (currently one year). Deferred loan origination costs, which are included in other assets, were $11.4 million and $32.9 million at December 31, 2002 and 2001.

Income taxes. Income taxes are accounted for using the liability method. Under the liability method, deferred tax assets and liabilities are recognized based on differences between financial reporting and tax basis of assets and liabilities and are measured using the tax rates currently in effect or expected to be in effect when the differences are settled or realized.

Stock-based employee compensation. The Company has elected to account for its stock-based compensation plans in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, because the exercise price of the Company's employee stock options is the fair market value of the underlying stock on the date of grant, the Company recognizes no compensation expense at the time of the grant. In addition, the Company does not recognize compensation expense for its employee stock purchase plan since it qualifies as a non-compensatory plan under APB Opinion No. 25.

The following table reflects the stock-based employee compensation costs arising out of the restricted and unrestricted stock programs that are included in reported net income. In addition, the following table also reflects on a pro forma basis the Company's net income and earnings per common share with and without dilution, as if compensation costs for stock options had been recorded based on the fair value at the date of grant under the Company's stock-based compensation plans, consistent with the provisions of SFAS No. 123. The pro forma compensation expense reflects compensation expense over the vesting period of the grant, which is generally three years. The stock-based compensation plan disclosure requirements required by SFAS No. 123 are provided in Note 21 to Consolidated Financial Statements.

Stock-Based Employee Compensation Cost and Pro Forma Net Income and Earnings Per Common Share

	Year ended December 31,		
(dollars in thousands, except per share data)	2002	2001	2000
Restricted and unrestricted stock amortization, net of taxes, included in net income, as reported	$ 7,246	$ 7,702	$ 8,111
Net income, as reported	218,166	38,897	651,762
Deduct: Pro forma stock-based employee compensation expense determined under fair value method, net of taxes	7,267	71,156	63,550
Pro forma net income	$210,899	$(32,259)	$588,212
Net income per common share:			
As reported—basic	$ 0.77	$ 0.14	$ 2.29
As reported—assuming dilution	$ 0.75	$ 0.13	$ 2.23
Net income per common share:			
Pro forma—basic	$ 0.74	$ (0.11)	$ 2.07
Pro forma—assuming dilution	$ 0.74	$ (0.11)	$ 2.01

The fair value of the stock options granted by the Company was estimated at the grant date using the Black-Scholes modeling technique with the following assumptions: for the year ended December 31, 2002, risk-free weighted average interest rate of 3.33%, weighted average dividend yield of 0.0%, weighted average expected volatility of 93%, expected stock option life of four years, and expected life for an offering under the 1997 Employee Stock Purchase Plan of one year; and for the year ended December 31, 2001, risk-free weighted average interest rate of 4.51%, weighted average dividend yield of 0.37%, weighted average expected volatility of 65%, expected stock option life of four years, and expected life for an offering under the 1997 Employee Stock Purchase Plan of one year.

The weighted average fair values of the stock options granted by the Company during 2002 and 2001 were $4.20 and $19.58 per common share. The exercise price of each stock option is the market price of the Company's common stock on the date of the grant. Expiration dates range from August 4, 2003 to November 15, 2012 for options outstanding at December 31, 2002.

Comprehensive income. The Company accounts for comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and presentation of comprehensive income and its components (revenues, expenses, gains, and losses) in the financial statements. The Company includes other comprehensive income in its consolidated statements of changes in shareholders' equity, net of taxes, for unrealized gains and losses from the fair value of available-for-sale securities and derivative financial instruments.

Note 3. Recently Issued Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 provides guidance on how to identify a variable interest entity ("VIE") and determine when the assets, liabilities, non-controlling interests and results of operations of a VIE must be included in a company's consolidated financial statements. A company that holds variable interests in an entity is required to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if any. FIN 46 became effective upon its issuance for interests in a VIE acquired after January 31, 2003, and will become effective beginning in the third quarter of 2003 for VIEs acquired on or before February 1, 2003. Because the Company's securitizations are structured as qualifying special purpose entities, as defined in SFAS No. 140 and FIN 46, the Company's securitization trusts are not required to be consolidated.

Since January 31, 2003, the Company has not acquired an interest in a VIE. The Company is currently evaluating VIEs acquired before February 1, 2003 to determine whether they meet the criteria for consolidation under FIN 46. The Company has identified one VIE that may require consolidation. This entity has assets of $10 million. Based on its preliminary evaluation, the Company does not expect FIN 46 to have a material impact on its consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123" ("SFAS No. 148"). SFAS No. 148 provides alternative transition methods for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 will be effective for all stock option awards granted during or after 2003. The Company has not adopted the fair value-based method of accounting for stock-based employee compensation costs and continues to account for its stock options grants under APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, the Company has not adopted the recognition provisions of SFAS No. 148. However, the Company is adopting the disclosure provisions of SFAS No. 148 and is disclosing information regarding its method of accounting for stock-based employee compensation and the effect of the method used on reported results in the "Summary of Significant Accounting Policies" section of its financial statements (see Note 2 to Consolidated Financial Statements).

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others." This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies," relating to guarantees. In general, FIN

45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying asset, liability or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of FIN 45, including, among others, guarantees related to employee compensation, residual value guarantees under capital leases, commercial letters of credit, loan commitments, subordinated interests in a special purpose entity, and guarantees of a company's own future performance. Other guarantees are subject to the disclosure requirements of FIN 45 but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS No. 133, a parent's (or subsidiary's) guarantee of a subsidiary's (or parent's) debt owed to a third party, and a guarantee which is based on performance rather than price. The disclosure requirements of FIN 45 became effective for the Company as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor's obligations under the guarantee. The recognition requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002. Significant guarantees that have been entered into by the Company are disclosed in Note 8 to Consolidated Financial Statements. The Company does not expect the requirements of FIN 45 to have a material impact on its results of operations, financial position, or liquidity.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 changed the recognition criteria for a liability for costs associated with an exit or disposal activity. Previously, a liability was recognized at the date a company committed to an exit or disposal plan. Under SFAS No. 146, a cost associated with an exit or disposal activity is recorded as a liability at fair value when it becomes probable the cost will be incurred and no future economic benefit will be gained by the company for such cost. The Company does not expect adoption of SFAS No. 146 to have a material impact on its consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." For the Company, the primary impact of SFAS No. 145 was the rescission of the prior standard requiring extraordinary item classification of gains or losses from the extinguishment of debt. As a result, the Company reclassified a $13.9 million, net of tax, gain on extinguishment of debt recognized in 2001 from an extraordinary item to a $23 million gain in non-interest income and income tax expense of $9.1 million. The gain on extinguishment of debt resulted from the repurchase and retirement of $59.2 million of 3.25% convertible senior notes due August 15, 2005, $12.5 million principal amount at maturity of zero coupon convertible notes due February 15, 2021, and $6.7 million of capital securities.

In December 2002, the federal banking agencies issued a general accounting advisory, "Accounting for the Accrued Interest Receivable Asset." This advisory clarified that the receivables transferred to the certificateholders' interests consist only of principal and provided guidance on the measurement and reporting of accrued finance charges and fees (AIR) on securitized credit card loans. Prior to the fourth quarter of 2002, we treated the receivables transferred to the certificateholders' interests as consisting of both principal and accrued finance charges and fees. The Company adopted the AIR advisory in the fourth quarter of 2002. In accordance with this advisory, the Company began treating receivables removed from the balance sheet as consisting only of principal receivables. As a result of this change, the Company increased the principal amount of loans removed from the balance sheet and reduced the allowance for credit losses by $97.1 million in the fourth quarter of 2002. At the same time, the Company returned to the balance sheet accrued finance charges and fees in an amount equal to the increase in the principal amount of loans removed from the balance sheet, and recorded their discounted value as an AIR. Beginning in the fourth quarter of 2002, the Company included the AIR as one of the retained financial components of the securitization in the initial accounting for the sale of the loans receivable and in computing the gain on sale. The Company recognized a discount of

$22.2 million to reflect the allocated carrying amount of the AIR. At December 31, 2002, the Company reported an AIR of $488.1 million in due from securitizations.

Note 4. Finance Charge and Fee Income Recognition

Loans receivable are composed of amounts due from customers for purchase activities, cash advances, and finance charges and fees receivable. Beginning in the third quarter of 2000, the Company made a series of changes in the methodology it used to provide for the estimated uncollectible finance charges and fees receivable, as described in the following paragraphs. Prior to these changes, the Company's practice was to recognize as revenue income from finance charges and fees receivable during the period when the finance charges and fees accrued. Finance charges and fees would continue to be posted to a customer's account until the customer's account was charged off. At the time an account was charged off, any accrued but unpaid finance charges and fees, including finance charges and fees accrued in prior periods, would be recorded as a reduction to finance charge and fee income in the period in which the account was charged off.

During the year ended December 31, 2000, due to an increase in the portfolio mix of higher risk loans that carried higher balances of fees combined with higher loss experience, the Company established a valuation allowance for the estimated uncollectible portion of fees posted to customer accounts in the higher risk standard and middle segments of the reported loan portfolio that were 90 or more days delinquent. When the estimated uncollectible fees were recorded as a valuation allowance, loans receivable on the balance sheet and credit product fee income on the income statements were reduced. The valuation allowance was subsequently maintained at a level commensurate with the Company's evaluation of the collection risk of such fees.

During the year ended December 31, 2001, the Company established a valuation allowance for estimated uncollectible finance charges and expanded the valuation allowance for the estimated uncollectible portion of fees to include all reported loans, including those that were less than 90 days past due. As a result of these changes, loans receivable and interest receivable on the balance sheet and interest income and credit product fee income on the income statement were reduced. Interest income totaling $185.4 million ($112.2 million net of related taxes) was reversed, and credit product fee income totaling $310.7 million ($188.0 million net of related taxes) was reversed, decreasing income from continuing operations by $300.2 million, or $1.04 per diluted common share. The change also reduced income from discontinued operations by a total of $5.3 million net of related taxes, bringing the total resulting reduction in net income to $305.5 million, or $1.05 per diluted common share. This expansion of the valuation allowances resulted from the Company's assessment of an increased risk of uncollectibility based on continued deterioration in the underlying credit characteristics of the loan portfolio and increased loss experience, combined with continued weakening of the economy, an increase in the portion of income represented by fees, and the increase in the portfolio mix of loans that generated higher levels of fees. These changes were made after discussions between our banking subsidiaries and their regulators and in conjunction with the development of their Capital Plans.

Beginning on January 1, 2002, the Company adopted a new methodology (the "suppression methodology"), under which, rather than maintaining valuation allowances for the estimated uncollectible portion of finance charges and fees on the Company's reported loans, the Company would instead limit the finance charge and fee income recognized to the amount estimated to be collectible. This change was made after discussions between the banking subsidiaries and their regulators and in conjunction with the development of their Capital Plans and was based on an evaluation of the loan portfolio. As a result of this change, the previously established valuation allowances for uncollectible finance charges and fees were depleted during the first two quarters of 2002, as the Company experienced charge-offs of the loans for which the valuation allowances had been established.

Under the suppression methodology, finance charges and fees that would otherwise accrue on reported loans, but that the Company estimates will not be collected (the "suppressed amounts"), are not recognized as interest income, servicing and securitization income or credit product fee income on the income statements and are not included in loans receivable, interest receivable, or due from securitizations on the balance sheet. With the suppression methodology, the Company continues to analyze projected credit loss rates, delinquency status, and historical loss experience to estimate the suppressed amounts, as it previously did in estimating uncollectible amounts under the valuation allowance methodology. Accordingly, the change from a valuation methodology to a suppression methodology did not materially impact income.

During the second quarter of 2002, due to the continuation of high levels of customer bankruptcies and the impact of such bankruptcies on the collectibility of finance charges and fees, the Company began to include in its estimate of uncollectible finance charges and fees an amount expected to charge off due to customer bankruptcies, regardless of delinquency status. The additional estimated amounts associated with customer bankruptcies were included in the suppressed amounts. Prior to the second quarter of 2002, the estimates focused on delinquency roll rates (the percentage of customers whose delinquency status worsens from month to month) and the Company did not include separate amounts for loans expected to charge off due to bankruptcy.

As a result of the change during the second quarter of 2002 to include expected customer bankruptcies in the estimate used for suppressing finance charges and fees, the Company increased the amount of suppressed finance charges and fees. This change resulted in a reduction to loans receivable and due from securitizations on the balance sheet and interest income and credit product fee income on the income statements. The negative impact of the increase in suppressed amounts was, however, offset by the positive impact of reductions in previously established valuation allowances, as shown in the tables below.

The following tables set forth (a) the valuation allowances for uncollectible finance charges and fees for the reported loan portfolio as of July 1, 2000, December 31, 2000, and December 31, 2001, and as of June 30, 2002, by which time the allowances were depleted through charge offs of previously recorded finance charge and fee accruals, and (b) the total amounts of finance charges and fees suppressed from reported loans receivable and interest receivable as of December 31, 2001, June 30, 2002, and December 31, 2002. During the first half of 2002, the Company maintained valuation allowances for finance charges and fees accrued through December 31, 2001 and also suppressed amounts for finance charges and fees accrued after December 31, 2001. For this period, the sum of the valuation allowances and the suppressed amounts equaled our estimate of uncollectible finance charges and fees. Both the valuation allowances and the suppressed amounts represent our estimate of the uncollectible finance charges and fees billed and outstanding from the customer. When the principal amount of a loan is charged off, the accrued finance charges and fees included in the loan balance are reversed against the previously recognized allowance or suppression. During 2002, the impact on the Company's reported finance charge and fee income was a reduction of $631.8 million and $747.8 million. These reductions represent the amount of charged off finance charges and fees in addition to the net change from period to period in the combined valuation allowances and suppressed amounts.

Estimated Uncollectible Finance Charge and Fee Valuation Allowances

(dollars in millions)	Finance Charge Valuation Allowance	Fee Valuation Allowance	Total Valuation Allowance
July 1, 2000	$ -	$ 95.2	$ 95.2
December 31, 2000	-	112.5	112.5
December 31, 2001	185.4	310.7	496.1
June 30, 2002	-	-	-

Estimated Uncollectible Finance Charge and Fee Suppressions

(dollars in millions)	Finance Charge Suppression	Fee Suppression	Total Suppression
December 31, 2001	$ -	$ -	$ -
June 30, 2002	178.1	198.0	376.1
December 31, 2002	201.5	195.2	396.7

As a result of adopting the AIR guidance, in December 2002 the finance charge and fee suppressions related to the AIR on securitized loans of $217.9 million were reclassified from loans receivable to due from securitizations on the balance sheet.

Note 5. Investment Securities

On January 1, 2001, the Company elected to convert all held-to-maturity investment securities to available-for-sale investment securities in connection with the adoption of SFAS No. 133.

Summary of Investment Securities

	December 31,							
	2002				2001			
(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment Securities Available-for-Sale								
United States Treasury and federal agency bonds	$ 622,144	$ -	$63	$ 622,081	$ 85,127	$ 2,438	$ -	$ 87,565
Mortgage-backed securities	974,002	8,021	-	982,023	1,191,873	19,484	-	1,211,357
Equity securities	25,420	-	-	25,420	14,428	-	-	14,428
Other	218,288	8,807	12	227,083	11,007	173	65	11,115
Total securities available-for-sale	$1,839,854	$16,828	$75	$1,856,607	$1,302,435	$22,095	$65	$1,324,465

During the years ended December 31, 2002 and 2001, mortgage-backed securities with an amortized cost of $97.9 million and $696.6 million were sold at a gross realized gain of $10.2 million and $23.1 million. Realized gains and losses were calculated using the specific identification method. There were no investment securities pledged by the Company at December 31, 2002 or 2001.

Estimated Maturities of Investment Securities

	December 31, 2002	
(dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$ 622,144	$ 622,081
Due after one year through five years	8,934	9,034
Due after five years through ten years	241,744	251,025
Due after ten years	941,612	949,047
Subtotal	1,814,434	1,831,187
Equity securities	25,420	25,420
Total securities	$1,839,854	$1,856,607

Note 6. Loans Receivable and Allowance for Credit Losses

Summary of Loans Receivable

	December 31,	
(dollars in thousands)	2002	2001
Credit cards	$ 6,890,157	$11,498,974
Other	17,600	60,166
Allowance for credit losses	(1,012,461)	(1,932,833)
Loans receivable, net	$ 5,895,296	$ 9,626,307

At December 31, 2001, the Company held credit card loans originated in the United States, the United Kingdom, and Argentina. During the second quarter of 2002, the Company sold its loans and other assets in the United Kingdom and Argentina. The Company has credit risk on unsecured loans to the extent that borrowers fail to repay amounts owed and such amounts are not recovered through collection procedures. The Company has credit risk on secured credit cards, which require collateral in the form of a deposit, to the extent that the borrower defaults and the outstanding loan balance exceeds the deposit balance. At December 31, 2002, the Company had no significant regional domestic or foreign concentrations of credit risk.

Changes in the Allowance for Credit Losses

	Year ended December 31,		
(dollars in thousands)	2002	2001	2000
Balance at beginning of period	$ 1,932,833	$ 1,436,004	$ 1,027,512
Provision for credit losses	1,291,738	2,014,342	1,502,083
Credit losses	(1,387,350)	(1,667,223)	(1,183,679)
Recoveries	161,183	149,710	112,705
Credit losses on higher risk loans sold	(985,943)	-	(22,617)
Balance at end of period	$ 1,012,461	$ 1,932,833	$ 1,436,004

The estimated credit losses inherent in the higher risk loans sold were reported as an adjustment to loans held for sale or securitization and not included in the Company's reported and managed net credit losses. At March 31, 2002, the Company reported $2.65 billion of higher risk loans as held for sale or securitization. These loans were reported at fair value through a reduction for estimated credit losses of $985.9 million. Prior to April 1, 2002, credit losses realized on these higher risk loans were included in reported and managed credit losses.

Note 7. Securitization or Sale of Receivables

The Company periodically securitizes pools of its loans receivable and issues asset-backed securities in underwritten offerings and private placements. During 2002, 2001, and 2000, the Company securitized $2.99 billion, $8.47 billion, and $5.32 billion of loans receivable. The Company recognized a loss of $130.5 million in 2002, and gains of $55.5 million and $23.7 million in 2001 and 2000, from the initial sale to third party investors and the recognition of retained interests on securitizations. These amounts exclude the benefit realized from the reduction to the allowances for credit losses recognized at the time of the initial sale. Subsequent to the initial sale, the Company's securitizations impact its earnings through changes in the fair values of its retained interests, including the accretion on the retained interests' discounts, the ongoing recognition of interest-only strips receivable, and the difference in the actual excess servicing received as compared to the amount estimated in the related interest-only strip receivable.

The Company sells the senior classes of these asset-backed securities to third party investors, using various forms of credit enhancement. In addition to the third party investors' interests, the structure of a securitization creates certain retained interests in the securitized pool of loans, including a seller's interest, subordinated certificateholders' interests, an interest-only strip receivable, and spread accounts. These retained interests are included on the Company's balance sheet. At the completion of a securitization, the Company receives the cash proceeds from the sale of securities to third parties, removes the securitized loans and related credit loss allowances from the balance sheet, and records the retained interests in the transaction. The Company typically recognizes a gain on sale from the securitization, due primarily to the release of the credit loss allowance and recognition of the interest-only strip receivable, which is partially offset by discounts taken for the retained subordinated interests.

The seller's interest is composed of senior and subordinated components. The senior seller's interest represents the seller's undivided interest in the trust assets that are not allocated to the certificateholders' interests, and it is therefore retained in loans receivable on the Company's balance sheet. The Company maintains an allowance for credit losses for the principal amount of these loans. As the amount of the loans in the securitized pool fluctuates due to customer payments, purchases, cash advances, finance charges and fees, and credit losses, the amount of the senior seller's interest will vary. Periodically, the Company transfers new loans into the securitized pool in order to maintain the seller's interest above the minimum required by the securitization documents.

The seller's interest subordinated component is the accrued interest receivable asset ("AIR"), which represents the Company's interest in outstanding accrued finance charges and fees that are initially allocated to the certificateholders' interests. AIR is included as a financial component of the securitization transaction in computing the gain on sale. It is valued at the lower of its previous carrying amount or allocated carrying value at the time of the sale.

The retained certificateholders' interests represent financial assets and are measured at fair value like investments in debt securities under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and included on the Company's balance sheet in due from securitizations. The certificateholders' interests consist primarily of zero-coupon beneficial interests that are repaid upon the maturity of the securitization transaction. Upon origination of a securitization, the Company recognizes these assets at their allocated carrying value in accordance with SFAS No. 140. The allocated carrying value is less than the face value of the certificate, and the difference is recorded as a reduction to servicing and securitization income. At the same time, the Company recognizes the fair value of these assets. The Company determines fair value through estimated cash flows discounted at rates that reflect the level of subordination, the projected repayment term, and the credit risk of the securitized loans. The Company's existing retained certificateholders' interests have generally been measured like investments in debt securities.

Adjustments to record the allocated carrying value of new retained certificateholders' interests during 2002 and 2001 reduced reported servicing and securitization income by $322.1 million and $229.7 million. These adjustments were partially offset by increases totaling $152.4 million and $198.9 million from the allocated carrying value to the fair value upon issuance.

Subsequent to the initial fair value recognition, the Company evaluates its retained certificateholders' interests and recognizes changes in their fair market value in servicing and securitization income. The fair market value changes reflect the Company's revisions in estimated cash flows and discount rates, including the impact of the remaining term until maturity. As certificateholders' interests approach maturity, their fair values generally approach their face value and the discounts are accreted, with the amount of such accretion realized in servicing and securitization income. The following table summarizes the retained certificateholders' interests in the Providian Gateway Master Trust as of December 31, 2002 and 2001.

Providian Gateway Master Trust
Summary of Retained Certificateholders' Interests

(dollars in millions)	Year ended December 31,	
	2002	2001(1)
Retained certificateholders' interests		
Face value	$ 2,499.1	$ 2,005.8
Discount	(441.9)	(448.8)
Fair market value	2,057.2	1,557.0
Weighted average remaining term (months)	17.3	29.8

(1) Excludes retained certificateholders' interests in securitization trusts that were sold or terminated in 2002 in connection with the sale of the Company's interests in the Providian Master Trust and the structured sale of a portfolio of higher risk loans. At December 31, 2001, their fair value was $366.2 million, which reflected a discount of $71.8 million.

The interest-only strip receivable represents the Company's right to receive excess finance charge and fee cash flows allocated to the certificateholders' interests. This asset represents the present value of this estimated future excess servicing income expected to be generated by the securitized loans over the period the securitized loans are projected to be outstanding. Excess servicing income represents the net positive cash flow from finance charge and fee collections allocated to the certificateholders' interests after deducting the interest paid on investor certificates, credit losses, contractual servicing fees, and other expenses. The interest-only strip receivable is recorded at fair value and included in due from securitizations on the Company's balance sheet.

Spread accounts are cash reserve accounts that can be called upon to fund payments to securitization investors or credit enhancers. The cash in the spread account is repaid to the Company if certain conditions are met or the securitization terminates with amounts remaining in the spread account. The spread accounts are recorded at fair value in due from securitizations on the Company's balance sheet.

During the revolving period of a securitization, no principal payments are made to the investors. Instead, monthly principal payments received on the investors' interests in loans are used to fund replacement loans receivable, and the Company recognizes additional interest-only strips receivable when this occurs. In addition, to the extent the amount of the excess servicing cash inflows received in a month differs from the amount estimated in establishing the related interest-only strip receivable, the Company recognizes servicing and securitization income or loss.

The Company's valuations of retained subordinated certificateholders' interests, the AIR, interest-only strips receivable, and spread accounts require it to use its judgment in selecting discount rates, estimating future cash flows, assessing current economic conditions, and assuming the outcome of future events. Retained subordinated certificateholders' interests are discounted at rates that reflect the level of subordination, the projected repayment term, and the credit risk of the securitized loans. In valuing interest-only strips receivable, the Company estimates the finance charges that will be collected on the securitized loans, credit losses, contractual servicing fees, and repayment trends of the securitized loans to project the amount of excess servicing to be received over the period the securitized loans will be outstanding. The spread accounts are recorded at fair value through a discounted cash flow analysis based on projected repayments from the spread account balances to the Company.

At least quarterly, the Company adjusts these valuations of the retained interests to reflect changes in the amount of the securitized loans outstanding and any changes to the initial assumptions and estimates. The Company also continues to refine the financial models used to obtain more accurate measures of the timing and amount of cash flows. These values can, and will, vary as a result of changes in the level and timing of the cash flows and the underlying economic assumptions. Changes in the estimated fair value of the retained interests are reported as a component of non-interest income, *servicing and securitizations on the Company's income statement.*

The Company continues to service the accounts included in the pool of securitized loans and earns a monthly servicing fee, which is generally offset by the servicing costs it incurs. The contractual servicing fee is representative of a market rate and the Company therefore does not currently recognize a servicing asset or liability in connection with its securitizations.

The total amount of securitized loans as of December 31, 2002 and 2001 was $12.33 billion and $19.68 billion. In February 2002, the Company sold its interests in the Providian Master Trust, which included securitized loans of $6.56 billion. Due from securitizations was $3.72 billion as of December 31, 2002, and $2.93 billion as of December 31, 2001. At December 31, 2002 and 2001, the primary components of due from securitizations were retained subordinated certificateholders' interests, which were $2.06 billion and $1.92 billion; interest-only strips receivable, which were $257.4 million and $300.8 million; and spread accounts, which were $467.0 million and $161.6 million. As a result of the federal banking agencies' AIR advisory, the Company included an AIR of $488.1 million in due from securitizations at December 31, 2002. See Note 3 to Consolidated Financial Statements.

The table below presents key economic assumptions used in the initial measurement of the retained subordinated interests for securitizations entered into during the years ended December 31, 2002 and 2001.

Securitization Key Assumptions

	Year ended December 31,	
	2002	2001
Payment rate(1)	5.4%	7.4%
Expected net credit losses (annual rate)	18.5%	14.3%
Weighted average life (in years)(2)	1.0	1.1
Discount rate(3)	7.5%-20.0%	12.0%-15.0%
Average variable interest rate for third party investors(4)	0.72%	0.54%

(1) The payment rate is derived from principal collections for the month divided by the aggregate amount of principal loan receivables at the beginning of the month. This rate is a weighted average of forecasted monthly rates. In the fourth quarter of 2002, the Company began utilizing a payment rate based on principal only rather than total collections. The Company believes a principal payment rate more accurately measures the projected outstanding loan balances allocated to the certificateholders' interests.

(2) The weighted average life is calculated by multiplying the principal collections expected in each future period by the number of periods until the balance is paid, summing those products, and dividing by the initial principal balance.

(3) Discount rate assumptions vary based on the relative risk of the securitized cash flows.

(4) The interest rate paid to third party investors is based on this rate plus the London Interbank Offered Rate (LIBOR).

The key economic assumptions used in valuing retained subordinated interests and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% adverse changes in those assumptions at December 31, 2002 are presented below.

Securitization Sensitivities

(dollars in millions)	Discount Rate	Expected Net Credit Losses	Payment Rate
Current assumptions	7.2%-20.0%	18.5%	4.9%
Impact on fair value of			
10% adverse change	$(53.7)	$(127.4)	$(13.4)
20% adverse change	$(104.7)	$(218.3)	$(25.7)

These sensitivities are hypothetical and should be used with caution.

The adverse changes to these key economic assumptions are hypothetical and are presented in accordance with SFAS No. 140. As the figures above indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. In addition, the effect of changing one assumption on the fair value of the retained subordinated interest is computed without allowing any other assumption to change. In reality, changes in one assumption may result in changes in others (for example, increases in market interest rates may result in lower payments and increased credit losses). Furthermore, the sensitivities presented do not reflect actions that management might take to mitigate the impact of the adverse change.

The table below summarizes certain cash flows from and paid in respect of securitizations:

Securitization Cash Flows

	Year ended December 31,		
(dollars in millions)	2002	2001	2000
Cash in:			
Proceeds from new securitizations	$1,835	$ 6,825	$4,879
Proceeds from collections reinvested in revolving period of securitizations	6,768	12,394	8,727
Servicing fees received	377	422	272
Cash flows received on retained interests	123	687	560
Cash out:			
Net deposits to spread accounts	632	89	14
Principal paid in respect of maturing securitizations	3,087	1,444	1,065

The table below presents quantitative information about delinquencies, net credit losses, and components of securitized loans receivable and other assets managed with them.

Supplemental Loan Delinquency and Credit Loss Information

	Ending Loan Balances		Delinquent Loans 30 Days or More Past Due(1)		Average Loan Balances		Net Credit Losses	
	December 31,				Year ended December 31,			
(dollars in millions)	2002	2001	2002	2001	2002	2001	2002	2001
Reported loans	$ 6,900	$11,529			$ 9,012	$14,144		
Add:								
Loans securitized(2)	12,720	19,684			12,627	15,646		
Loans held for sale or securitization	–	1,411			–	45		
Total managed loans(3)	$19,620	$32,624	$2,180	$2,873	$21,639	$29,835	$3,525	$3,217

(1) Total loans that are 30 days or more past due, divided by total loans, both as of the last day of the period.

(2) Represents the total amount of the securitized loans, including retained subordinated certificateholders' interests. The 2002 balance also includes accrued interest receivable reclassified to due from securitizations.

(3) Managed loans represent all loans receivable from customers that we manage, including the loans receivable reported on the Company's statement of financial condition and the amounts removed or reclassified from loans receivable through our securitizations.

Note 8. Commitments, Guarantees and Contingencies

Loan Commitments

A loan commitment is an agreement to lend to a customer up to a prescribed maximum amount subject to the customer's compliance with the account agreement. The Company can reduce or cancel a credit card commitment by providing the required prior notice to the customer, or without notice if permitted by law. The unfunded commitment represents the total unused portion of the line of credit available to the customer. The Company has not experienced and does not anticipate that all of its customers will borrow the entire line of credit available to them at any one time. Therefore, the total unfunded commitment amounts do not necessarily represent future cash requirements.

Summary of Unfunded Commitments

	December 31,	
(dollars in thousands)	2002	2001
Credit card loans	$15,661,450	$25,545,116
Other	624	378
Total unfunded commitments	$15,662,074	$25,545,494

Guarantees

In January 2003, the Company entered into a pledge agreement with an insurer with respect to certain obligations owing to the insurer in connection with two series of the Providian Gateway Master Trust. In exchange for the insurer agreeing to a reduction in the base rate used for the purpose of calculating the excess spread early amortization event for those two series, the Company pledged $30.0 million held in a deposit account as security for the payment to the insurer of amounts owing to it in connection with these transactions. The pledge will continue in effect until the investor certificates and all amounts owing to the insurer with respect to the two series are paid. However, the pledge agreement calls for the pledged collateral to be reduced upon the payment of one of the series, which has an expected final payment date of September 15, 2003. The other series has an expected final payment date of September 15, 2005.

In August 2002, the Company sold its interest in a limited liability entity that constructed and operated a synthetic fuel plant. Through its interest in the entity, the Company had received certain tax credits and tax deductions. In connection with the sale of the plant to a third party, the Company guaranteed certain obligations of the limited liability entity under the purchase and sale agreement. The guarantee covers the seller's obligation to indemnify the purchaser against losses arising out of the seller's breach of the purchase and sale agreement and its failure to repurchase the assets if tax credits are not available to the purchaser. The Company's guarantee is capped at $6.2 million plus the amounts of additional contingent future payments made to the Company arising from fuel production from the plant. At December 31, 2002, the guaranteed amount was $6.2 million.

The Company does not currently expect that performance under the guarantees described above will be required.

Litigation

Securities class action lawsuits are pending against the Company and certain of its executive officers and/or directors relating to statements made concerning the Company's operations and prospects for the second and third quarters of 2001. The Company filed a motion to dismiss those actions, which was denied, and the actions are proceeding to the discovery phase. Shareholder derivative actions arising out of the Company's earnings announcement in October 2001 are also pending. The Company is also a defendant in a class action lawsuit challenging the Company's Paid Time Off plan under California law.

During June 2000, the Company reached settlements with the Office of the Comptroller of the Currency, the San Francisco District Attorney, the California Attorney General and the Connecticut Attorney General with respect to certain business practices. In December 2000, the Company announced that it had agreed to settle class action and other lawsuits pending in state and federal court regarding such business practices, primarily involving the marketing of cardholder service products. The settlement received final state court approval in November 2001 and the federal court actions were dismissed in March 2002. In connection with these settlements, the Company agreed to make certain business practice changes and to pay restitution to affected customers. The Company recorded net pre-tax charges of $272.6 million and $36.7 million to non-interest expense related to the settlements during the second and fourth quarters of 2000. Approximately 6,400 class members opted out of participation in the class action settlement and approximately 1,500 of those class members have filed individual actions against the Company.

In addition, the Company is commonly subject to various other pending and threatened legal actions arising in the ordinary course of business from the conduct of its activities. An informed assessment of the ultimate outcome or potential liability associated with the Company's pending lawsuits and potential claims that could arise is not feasible. Due to the uncertainties of litigation, the Company can give no assurance that it will prevail on all claims made against it in the lawsuits that it currently faces or that additional proceedings will not be brought. While the Company believes that it has substantive defenses in the actions described above and intends to defend those actions vigorously, it cannot predict the ultimate outcome or the potential future impact on the Company of such actions. The Company does not presently expect any of these actions to have a material adverse effect on its financial condition or results of operations, but can give no assurance that they will not have such an effect.

Note 9. Premises, Equipment, and Lease Commitments

Summary of Premises and Equipment

	December 31,	
(dollars in thousands)	2002	2001
Premises	$ 40,470	$ 40,237
Equipment and furniture	270,203	280,486
Leasehold improvements	70,811	71,958
Land	2,723	2,723
	384,207	395,404
Less accumulated depreciation and amortization	264,947	211,575
Premises and equipment, net	$119,260	$183,829

Premises primarily includes building and leasehold improvements. The estimated useful lives of buildings are 30 years. Leasehold improvement lives vary consistent with the shorter of the asset life or remaining lease term. The useful life of equipment ranges from three to ten years. Depreciation expense for the years ended December 31, 2002, 2001, and 2000 was $80.0 million, $70.2 million, and $52.2 million.

The Company generally leases office space and equipment under long-term operating leases. The office lease agreements have expiration dates ranging from January 1, 2003 through April 14, 2007, in some cases with five-year renewal options. Some of these lease agreements contain rent escalation clauses. Rent includes the pass-through of operating expenses and property taxes and totaled $83.7 million, $77.8 million, and $60.4 million for the years ended December 31, 2002, 2001, and 2000.

Future Minimum Rental Payments Under Noncancellable Operating Leases

Year	Amount (dollars in thousands)
2003	$ 52,019
2004	35,268
2005	23,257
2006	13,482
2007	417
Total minimum lease payments	$124,443

At December 31, 2002, the Company had accrued approximately $30.7 million for committed future lease costs associated with property no longer in use.

Note 10. Deposits

The Company accepts time deposits with terms in excess of three months. Time deposits in amounts of $100,000 or more totaled $8.8 billion and $10.8 billion at December 31, 2002 and 2001. At December 31, 2002, the Company had $1.0 billion of deposits without a contractual maturity.

Summary of Deposits

Year	Amount (dollars in thousands)
2003	$ 3,551,386
2004	2,701,899
2005	1,686,192
2006	1,692,793
2007	618,335
Thereafter	1,427,341
Total deposits	$11,677,946

Note 11. Short-Term Borrowings

Short-term borrowings consist of senior bank notes maturing in less than one year. The table below summarizes all outstanding short-term borrowings and the weighted average interest rate on those borrowings as of December 31, 2002 and 2001.

Summary of Short-Term Borrowings

	December 31,			
(dollars in thousands)	2002		2001	
	Balance	Weighted Average Interest Rate	Balance	Weighted Average Interest Rate
6.70% senior bank notes maturing in 2003	$91,560	6.70%	$ -	-
6.75% senior bank notes maturing in 2002	-	-	115,964	6.75%
Other	-	-	1,212	3.30%
Total short-term borrowings	$91,560		$117,176	

Note 12. Long-Term Borrowings and Capital Securities

Long-term borrowings and capital securities consist of borrowings having an original maturity of one year or more.

Summary of Long-Term Borrowings and Capital Securities

	December 31,	
(dollars in thousands)	2002	2001
Long-Term Borrowings		
6.70% senior bank notes maturing in 2003	$ -	$ 91,547
6.65% senior bank notes maturing in 2004	108,801	115,803
3.25% convertible senior notes maturing in 2005	343,302	343,302
4.00% zero coupon convertible senior notes maturing in 2021	425,135	408,629
Total long-term borrowings	$877,238	$959,281
Capital Securities		
Company obligated mandatorily redeemable capital securities of subsidiary trust holding solely junior subordinated deferrable interest debentures of the Company with an interest rate of 9.525% maturing in 2027	$104,332	$104,332

Senior Bank Notes: The senior bank notes are direct unconditional, unsecured general obligations of PNB and are not subordinated to any other indebtedness of PNB. The senior bank notes consist of fixed rate senior obligations with original terms of three and five years. Interest is payable semiannually. During 2002 and 2001, PNB made interest payments of $17.6 million and $34.0 million on its outstanding senior bank notes. During 2002 and 2001, PNB repurchased and retired $7.1 million and $126.2 million in principal amount of senior bank notes, recognizing gains of $0.6 million and $2.2 million, which were included in non-interest income–other in the Company's consolidated statements of income.

Convertible Senior Notes: In August 2000, the Company issued $402.5 million of 3.25% convertible senior notes due August 15, 2005 with interest payable semiannually on February 15 and August 15 of each year, commencing on February 15, 2001. These senior notes are convertible, at the option of the holders, at the conversion rate of 14.4892 shares (split adjusted) of the Company's common stock for each $1,000 of note principal. The Company has the option to redeem these convertible senior notes on or after August 20, 2003. During 2001, the Company repurchased $59.2 million principal amount of the 3.25% convertible senior notes resulting in an $20.5 million gain, which was recorded as part of non-interest income–other in the Company's consolidated statements of income.

In February 2001, the Company issued $884.0 million principal amount at maturity of 4.00% zero coupon convertible senior notes due on February 15, 2021, with interest computed on a semiannual bond equivalent basis. The convertible notes are convertible at the option of the holder, if specified conditions are met, into shares of the Company's common stock at a conversion rate of 6.2240 shares of common stock per note. The Company may redeem all or a portion of the convertible notes for cash at any time on or after February 15, 2006. During 2001, the Company repurchased $12.5 million principal amount at maturity zero coupon convertible senior notes resulting in a $2.1 million gain, which was recorded as part of non-interest income–other in the Company's consolidated statements of income.

Company Obligated Mandatorily Redeemable Capital Securities of Subsidiary Trust Holding Solely Junior Subordinated Deferrable Interest Debentures of the Company: In 1997, through Providian Capital I, a wholly owned subsidiary statutory business trust, the Company issued mandatorily redeemable preferred securities, which accumulate accrued distributions that are payable semiannually. The Company has the right to defer payment of interest on the capital securities at any time and from time to time, for a period not exceeding ten consecutive semiannual periods with respect to each deferral period, provided that no extension period may extend beyond the stated maturity. During any such extension period, the Company's ability to pay dividends on its common stock would be restricted. The Company has the right to cause the redemption of the capital securities on or after February 1, 2007, or earlier in the event of certain regulatory changes. The redemption price depends on several factors, including the date of the redemption, the present value of the principal and premium payable, and the accumulated but unpaid distributions on the capital securities. The sole assets of Providian Capital I are $116.0 million in aggregate principal amount of the Company's 9.525% junior subordinated deferrable interest debentures due February 1, 2027 and the right to reimbursement expenses under a related expense agreement with the Company. During 2002, 2001, and 2000, distributions totaling $9.9 million, $10.7 million, and $17.1 million on the capital securities were included in non-interest expense–other in the Company's consolidated statements of income. The Company's obligations under the capital securities constitute a full and unconditional guarantee. During 2001, the Company repurchased and retired $6.7 million principal amount of the capital securities, and recorded a $3.1 million gain as part of non-interest income–other in the Company's consolidated statements of income. The Company did not repurchase any of the capital securities during 2002.

Note 13. Income Taxes

The table below presents the components of the Company's income tax expense related to continuing operations.

Summary of Income Tax Expense

	Year ended December 31,		
(dollars in thousands)	2002	2001	2000
Current			
Federal	$(474,932)	$ 380,439	$ 491,550
State	24,381	41,808	81,175
	(450,551)	422,247	572,725
Deferred			
Federal	539,474	(320,304)	(132,516)
State	(39,917)	(518)	15,759
	499,557	(320,822)	(116,757)
Net income tax expense	$ 49,006	$ 101,425	$ 455,968

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Summary of Deferred Taxes

	December 31,	
(dollars in thousands)	2002	2001
Deferred Tax Liabilities		
Loan collection income	$ -	$ 37,336
Deferred loan acquisition costs	4,475	13,213
Other	28,805	35,443
	33,280	85,992
Deferred Tax Assets		
Allowance for credit losses	208,333	676,038
Loan securitization income	147,768	-
Deferred fee revenue	110,939	216,296
Long-term incentive accruals	12,608	23,055
State taxes	584	35,943
Gain on sale of loans	-	86,498
Argentina loss	-	56,029
Other	47,194	26,891
	527,426	1,120,750
Net deferred tax assets before unrealized (gains) losses	494,146	1,034,758
Unrealized (gains) losses on:		
Securities available-for-sale	(6,617)	(6,883)
Change in accounting principle	-	(1,284)
Foreign currency translation	-	3,749
Net deferred tax assets	$487,529	$1,030,340

The Company has federal income tax loss carryforwards of $17.4 million that expire over the period 2016 through 2018, and state loss carryforwards of $193.4 million that expire over the period 2005 through 2014. The Company believes that it will fully realize its total deferred income tax assets as of December 31, 2002, based on the Company's recoverable taxes from prior carryback years, total deferred income tax liabilities, and expected future levels of operating income.

Reconciliation of Statutory Tax Rate

(percent of pre-tax income)	2002	2001	2000
Statutory federal rate	35.0%	35.0%	35.0%
State income taxes	4.7	5.6	5.6
State change in accounting for bad debts	(15.0)	-	-
Other	(0.2)	(1.0)	(0.6)
Effective tax rate	24.5%	39.6%	40.0%

On September 11, 2002, California enacted a law requiring large banks (those with average assets in excess of $500 million) to conform to federal law with respect to accounting for bad debts. The California law applies to tax years beginning on or after January 1, 2002. Before the change, all banks, regardless of size, were eligible to use the reserve method of accounting for bad debts, which enabled them to take deductions for anticipated bad debt losses for California tax purposes before the losses were recognized as a charge-off. As a result of the change, large banks may now deduct only the actual charge-offs, net of recoveries, in determining their California taxable income, and must include in 2002 taxable income 50 percent of the bad debt reserves existing as of the end of the prior tax year. As a concession to the banks that are subject to the new law, the State of California has waived recapture of the remaining 50 percent of the reserves. The effect of this concession was to create a permanent tax benefit for the Company in the amount of $30.0 million. The effective tax rate for 2002 reflects this benefit. Without the benefit, the effective tax rate for 2002 would have been 39.5%.

Note 14. Derivative Financial Instruments

The Company's principal objective in entering into derivative financial instruments is to reduce interest rate risk by more closely aligning the repricing characteristics of the Company's assets and liabilities. The operations of the Company are subject to the risk of interest rate fluctuations to the extent that there is a difference in repricing characteristics as between interest-earning assets and interest-bearing deposits and other liabilities. The goal is to maintain levels of net interest income while reducing interest rate risk and facilitating the funding needs of the Company. To achieve that goal, the Company uses a combination of interest rate risk management instruments, including interest rate swap and cap agreements, with maturities, as of December 31, 2002, ranging from 2003 to 2016.

When interest rate risk management instruments are used to hedge reported assets and liabilities, the net receipts or payments are recognized as an adjustment to interest expense. As of December 31, 2002 and 2001, the Company had $918.2 million and $1.29 billion in notional amount of interest rate swaps outstanding.

The average effective interest rate on the Company's interest-bearing liabilities after giving effect to the swaps was 5.23%, 5.84%, and 6.24% for the years ended December 31, 2002, 2001, and 2000. For the years ended December 31, 2002, 2001, and 2000, interest rate swap agreements reduced interest expense by $1.3 million, $8.3 million, and $6.0 million.

The average effective interest rate on the Company's interest-earning assets after giving effect to the swaps was 11.01%, 14.30%, and 16.45% for the years ended December 31, 2002, 2001, and 2000. For the years ended December 31, 2002, 2001, and 2000, interest rate swap agreements increased interest income by $0.5 million, $1.2 million, and $1.7 million.

Expected Maturities and Weighted Average Interest Rates of Derivative Financial Instruments

(dollars in thousands)	Balance at December 31, 2002	Maturing in 2003	2004	2011	Thereafter
Pay Fixed/Receive Variable					
Notional value	$ 600,000	$600,000	$ -	$ -	$ -
Weighted average pay rate	5.41%	5.41%	-	-	-
Weighted average receive rate	1.42%	1.42%	-	-	-
Receive Fixed/Pay Variable					
Notional value	$ 318,200	$ -	$ 61,000	$35,000	$222,200
Weighted average pay rate	1.62%	-	1.71%	1.56%	1.60%
Weighted average receive rate	6.11%	-	4.75%	6.31%	6.40%
Total Swaps					
Notional value	$ 918,200	$600,000	$ 61,000	$35,000	$222,200
Weighted average pay rate	4.09%	5.41%	1.71%	1.56%	1.60%
Weighted average receive rate	3.04%	1.42%	4.75%	6.31%	6.40%

Note: For this summary, variable rates are held constant for future periods at their effective rates as of their most recent reset date prior to December 31, 2002.

The table below presents the notional value of the Company's interest rate swap agreements that are designated as fair value hedges and the specific assets or liabilities to which they are linked.

Notional Value of Fair Value Hedge Swaps

	December 31, 2002		
(dollars in thousands)	Receive Fixed	Pay Fixed	Total
Loans	$ -	$600,000	$ 600,000
Certificates of deposit	318,200	-	318,200
Total notional value of fair value hedge swaps	$318,200	$600,000	$ 918,200

	December 31, 2001		
(dollars in thousands)	Receive Fixed	Pay Fixed	Total
Loans	$ -	$600,000	$ 600,000
Certificates of deposit	693,200	-	693,200
Total notional value of fair value hedge swaps	$693,200	$600,000	$1,293,200

The Company has also entered into interest rate cap agreements, the effect of which is to establish maximum interest rates on a portion of its managed funding sources. To the extent the Company has funded fixed rate receivables with variable rate deposits or debt, the interest rate caps are designed to protect net interest margin. To the extent the Company has securitized fixed rate receivables using variable rate instruments, the interest rate caps are designed to protect excess servicing income. As of December 31, 2002 and 2001, the Company had $3.0 million and $7.9 million in notional amount of interest rate caps outstanding. The Company received no interest rate cap agreement interest payments in 2002, 2001, or 2000. The Company's interest rate caps were designated as economic hedges during 2002. At December 31, 2002, the Company had one outstanding interest rate cap agreement with a notional amount of $3.0 million and a weighted average strike price of 6.93% that expires during 2003.

The Company is exposed to market and credit risk associated with its interest rate risk management instruments. The Company's exposure to market risk is associated with changes in interest rates, and the Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of an agreement. This credit risk is measured as the gross unrealized gain on the interest rate risk management instruments. The Company controls credit risk in these instruments by entering into interest rate risk management agreements with nationally recognized financial institutions and dealers that carry at least investment grade ratings. In addition, the Company's policy is to diversify its credit risk exposure across a number of counterparties. On an individual counterparty basis, the Company determines the need for collateral or other security to support financial instruments with credit risk. The Company does not anticipate default by any counterparties.

Foreign currency exchange rate risk refers to the potential changes in current and future earnings or capital arising from movements in foreign exchange rates. During the first half of 2002 and the year ended December 31, 2001, the Company's foreign currency exposure was primarily limited to its investment in foreign subsidiaries and branches and non-functional currency assets and liabilities. The Company used foreign exchange forward contracts to reduce its foreign currency exchange rate risk. At December 31, 2001, the Company's outstanding foreign exchange forward contracts had original terms of 120 days or less and remaining maturities of 90 days or less. The Company had no foreign exchange forward contracts outstanding at December 31, 2002.

At December 31, 2001, the aggregate notional amount of foreign exchange forward contracts outstanding totaled $584.7 million (£402.0 million in British pounds sterling). The Company's British pound sterling exposure was substantially hedged, while the Argentine peso exposure was unhedged because financial instruments were not available at a cost or on terms satisfactory to the Company. As a result of the Argentine government's move to devalue the peso by 29% as part of a new exchange rate system, the Company realized a $45.0 million foreign currency measurement loss during the fourth quarter of 2001. For the years ended December 31, 2002 and 2001, the Company's net investment hedge ineffectiveness was immaterial to the Company's consolidated statements of income.

Note 15. Discontinued Operations

On November 28, 2001, the Company announced its intention to sell its international operations and dispose of its United Kingdom and Argentina credit card operations. The Company completed the sale of the United Kingdom and Argentina credit card businesses in the second quarter of 2002.

Both the United Kingdom and Argentina operations represented components of the Company's business. Pursuant to SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reclassified the balances pertaining to these components on its consolidated financial statements to reflect the expected disposition of those operations. The revenues, costs and expenses, assets and liabilities, and cash flows of these operations have been segregated in the Company's consolidated statements of financial condition, consolidated statements of income, and consolidated statements of cash flows for all periods presented and have been separately reported as "discontinued operations."

For the year ended December 31, 2002, income from discontinued operations was $67.2 million, net of related tax expense of $43.8 million, compared to a loss of $118.2 million, net of related tax benefit of $77.2 million, for the year ended 2001. Income from discontinued operations for

2002 includes a pre-tax gain of $95.6 million from the sale of our United Kingdom operations and a pre-tax gain of $8.0 million from the sale of our Argentina operations.

Summary of Discontinued Operations

(dollars in thousands)	United Kingdom	Argentina	Total
December 31, 2001			
Assets			
Cash and cash equivalents	$186,950	$ 14,639	$201,589
Loans receivable, less allowance for credit losses	518,337	53,309	571,646
Other	19,274	14,004	33,278
Valuation reserves	-	(67,870)	(67,870)
Total assets	$724,561	$ 14,082	$738,643
Liabilities			
Deposits	$144,813	$ 10,961	$155,774
Long-term borrowings	-	6,400	6,400
Other	9,486	5,951	15,437
Total liabilities	$154,299	$ 23,312	$177,611

Note 16. Asset Sales

In February 2002, the Company sold its interests in the Providian Master Trust, which primarily consisted of $1.4 billion of loans receivable and $472 million of retained subordinated interests held by PNB. As of the date of sale, the Providian Master Trust contained nearly $8 billion of loans receivable arising from approximately 3.3 million active credit card accounts. This transaction resulted in cash proceeds of approximately $2.8 billion and a first quarter gain of approximately $401.9 million, which was included in non-interest income. Under an interim servicing agreement entered into at the time of the sale, the Company continued to service this portfolio, receiving servicing revenue and incurring servicing expense, until the transfer of servicing in August 2002. In the third quarter of 2002, in connection with the final settlement of the interim servicing agreement, the Company recognized $6.8 million in servicing revenue due to termination of the interim servicing earlier than anticipated. Also related to the sale, during the fourth quarter of 2002 the Company recognized $19.6 million in revenue related to the realization of contingent revenue.

In February 2002, the Company agreed with investors to terminate a securitization transaction that funded approximately $410 million of receivables arising from a portfolio of accounts acquired in 1998. Substantially all of these receivables were included in the structured sale of the $2.4 billion higher risk loan portfolio completed in June 2002, which is described below.

In April 2002, the Company completed the sale of its United Kingdom operations. The sale included facilities in London and Crawley, England. This sale generated a second quarter 2002 gain of $95.6 million on proceeds of over $600 million.

In May 2002, the Company completed the sale of its Argentina operations, including Providian Financial S.A. and Providian Bank S.A. The sale resulted in a gain of $8.0 million during the second quarter of 2002. During the fourth quarter of 2001, the Company had recognized $133 million in charges primarily related to the estimated losses from the devaluation of the Argentine peso and the reclassification of the Argentine operations as a discontinued operation.

In June 2002, the Company completed the structured sale of a $2.4 billion higher risk loan portfolio, which had been transferred to loans held for sale during the first quarter of 2002. In addition to a provision for loan losses of $388 million to adjust this portfolio to fair value and $15 million in related transaction expenses during the first quarter of 2002, the Company recognized a loss in the second quarter of 2002 of $4.5 million related to the reduction in carrying value of the receivables in the portfolio and related transaction costs.

The structured sale of the higher risk loan portfolio was completed through a limited liability subsidiary of PNB, which holds approximately $81.3 million, or 51%, of the BBB/Baa2 rated certificates, and approximately $63.5 million, or 43%, of the BB-/Ba2 rated certificates, issued in conjunction with the sale and outstanding at December 31, 2002. The BBB/Baa2 rated certificates are included in investment securities and the BB-/Ba2 rated certificates are included in due from securitizations on our balance sheet. In October 2002, servicing for this portfolio was transferred from PNB to Cardholder Management Services, LLP, an affiliate of Cardworks, Inc., and CompuCredit Corporation.

In December 2002, the Company sold substantially all of the receivables it held associated with its business of purchasing and collecting other companies' charged off receivables. The Company recognized a $41.9 million loss on the sale.

Note 17. Capital Requirements

The Company's banking subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Under these requirements, the Company's banking subsidiaries must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's banking subsidiaries' capital amounts and classifications are also subject to qualitative judgments by the regulators with respect to components, risk weightings, and other factors. Failure to meet minimum capital requirements can result in mandatory and discretionary actions by regulators that, if undertaken, could have a material effect on the Company's consolidated financial statements.

The quantitative measures under applicable capital adequacy regulatory guidelines require that the Company's banking subsidiaries maintain minimum ratios of Total and Tier 1 risk-based capital to risk-weighted assets (Total and Tier 1 Risk-Based Capital Ratios) and of Tier 1 risk-based capital to adjusted average total assets (Leverage Ratio), as shown on their quarterly Call Reports. The Company's banking subsidiaries met all regulatory capital adequacy requirements to which they were subject at December 31, 2002 and 2001. At December 31, 2002, PNB and PB met the "well capitalized" requirements on a Call Report basis under the regulatory capital guidelines. The applicable minimum capital requirements on a Call Report basis are set forth in the table below.

Capital Adequacy

(dollars in thousands)	Total Risk-Based Capital		Tier 1 Risk-Based Capital		Tier 1 Leverage Ratio	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2002						
Providian National Bank						
Actual	$3,040,606	11.90%	$2,611,597	10.22%	$2,611,567	17.45%
Minimum adequately capitalized	2,044,766	8.00%	1,022,383	4.00%	598,778	4.00%
Minimum well capitalized	2,555,957	10.00%	1,533,574	6.00%	748,473	5.00%
Providian Bank						
Actual	177,189	19.75%	163,789	18.25%	163,789	9.12%
Minimum adequately capitalized	71,780	8.00%	35,890	4.00%	71,834	4.00%
Minimum well capitalized	89,725	10.00%	53,835	6.00%	89,793	5.00%
December 31, 2001						
Providian National Bank						
Actual	$2,616,639	9.47%	$2,245,166	8.13%	$2,245,166	12.46%
Minimum adequately capitalized	2,210,364	8.00%	1,105,182	4.00%	720,880	4.00%
Minimum well capitalized	2,762,955	10.00%	1,657,773	6.00%	901,100	5.00%
Providian Bank						
Actual	134,201	11.93%	117,896	10.48%	117,896	5.67%
Minimum adequately capitalized	89,960	8.00%	44,980	4.00%	83,115	4.00%
Minimum well capitalized	112,450	10.00%	67,470	6.00%	103,893	5.00%

Pursuant to the Capital Plans, our capital is also evaluated under the Expanded Guidance for Subprime Lending Programs ("Subprime Guidance"). Application of the Subprime Guidance in the Capital Plans results in a higher overall risk weighting on the loan portfolio as a whole than would otherwise be required by the regulations. Under the methodology utilized under the Capital Plans for determining risk weightings, our banking subsidiaries have segmented their standard and middle market loan portfolios into several categories differentiated by the banks' internal credit scores and historical and projected dollar charge-off rates. As applied by the banks as of December 31, 2002, this methodology resulted in weighted average risk weightings against reported standard and middle segment loans of 165% and 168% at PNB and PB, respectively. Looking at the banks on a combined basis the weighted average risk weighting on a Subprime Guidance basis was approximately 165% against reported standard and middle segment loans of approximately $4.98 billion as of December 31, 2002. Such risk weightings are subject to change depending upon conditions in our loan portfolio and/or changes in regulatory guidance. Managed loans outstanding to customers in the standard and middle segments, on a combined basis, totaled approximately $17.70 billion as of December 31, 2002.

PNB and PB have each met their commitments in the Capital Plans to achieve and maintain total risk-based capital ratios associated with "adequately capitalized" status after applying the Subprime Guidance risk weightings. As of December 31, 2002, PB's capital ratios also exceeded the requirements for "well capitalized" status after applying the Subprime Guidance risk weighting. PNB has committed to achieve by June 30, 2003 capital ratios associated with "well capitalized" status after applying the Subprime Guidance risk weightings and excluding from the calculation the effect of adopting the AIR guidance, and to achieve by June 30, 2004 capital ratios associated with "well capitalized" status after applying the Subprime Guidance risk weightings and including in the calculation the effect of adopting the AIR guidance. PB is not affected by the AIR guidance, and has committed to achieve by June 30, 2003 capital ratios associated with "well capitalized" status after applying the Subprime Guidance risk weightings.

Note 18. Shareholders' Equity

During 2001, the Company was party to several agreements in which it contracted to purchase shares of its common stock on a forward basis. The Company used these forward equity purchase agreements to acquire shares of common stock to be issued under the Company's stock incentive plans. The Company accounts for forward equity purchase contracts in accordance with EITF No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock." At December 31, 2001, there were no forward purchase agreements in place. The Company did not participate in any forward purchase agreements to purchase its common stock during 2002.

At the Company's election, the forward purchase agreements allowed settlements on a physical basis or, subject to certain conditions, on a net basis in shares of the Company's common stock or in cash. To the extent that the market price of the Company's common stock on a settlement date was greater than the forward purchase price, the Company received the net differential. To the extent that the market price of the Company's common stock on a settlement date was lower than the forward purchase price, the Company settled the agreed-upon premium amount due to the counterparty. The agreements generally had terms of one year but could be settled or partially settled earlier, at the Company's option. During the year ended December 31, 2001, settlements from forward purchase agreements resulted in the Company receiving 3,989,398 shares of its common stock and paying a premium amount of $1.0 million, which was reported as an adjustment to additional paid-in capital.

In October 2000, the Company's Board of Directors approved a two-for-one split of the Company's common stock, in the form of a stock dividend, issued on November 30, 2000, to shareholders of record on November 15, 2000. The computation of basic and diluted earnings per share for all periods presented have been retroactively adjusted to include the effect of the Company's stock split.

Note 19. Cumulative Other Comprehensive Income

The components of cumulative other comprehensive income, net of related tax, for the years ended December 31, 2002, 2001, and 2000 are presented in the table below.

Cumulative Other Comprehensive Income Components

(dollars in thousands)	Unrealized Gain (Loss) on Securities	Foreign Currency Translation	Cumulative Other Comprehensive Income
Balance at December 31, 1999	$ (2,207)	$ 46	$ (2,161)
Other comprehensive income	39,533	(718)	38,815
Tax benefit (expense)	(15,813)	251	(15,562)
Balance at December 31, 2000	$ 21,513	$ (421)	$ 21,092
Other comprehensive income	(18,042)	(1,074)	(19,116)
Tax benefit (expense)	7,407	424	7,831
Balance at December 31, 2001	$ 10,878	$(1,071)	$ 9,807
Other comprehensive income	(1,637)	1,771	134
Tax benefit (expense)	647	(700)	(53)
Balance at December 31, 2002	$ 9,888	$ -	$ 9,888

Note 20. Earnings Per Common Share

The table below sets forth the computation of both the basic and the assumed conversion methods of earnings per common share.

Computation of Earnings Per Common Share

	Year ended December 31,		
(in thousands, except per share data)	2002	2001	2000
Basic			
Income from continuing operations	$151,010	$155,322	$684,024
Discontinued operations, net of taxes	67,156	(118,271)	(32,262)
Cumulative effect of change in accounting principle, net of taxes	-	1,846	-
Net income available to common shareholders	$218,166	$ 38,897	$651,762
Weighted average common shares outstanding	285,001	284,299	284,174
Earnings per common share			
Income from continuing operations	$ 0.53	$ 0.55	$ 2.41
Discontinued operations, net of taxes	0.24	(0.42)	(0.12)
Cumulative effect of change in accounting principle, net of taxes	-	0.01	-
Net income per common share	$ 0.77	$ 0.14	$ 2.29
Diluted			
Income from continuing operations	$151,010	$155,322	$684,024
Plus: Income impact of assumed conversions			
Interest on 3.25% convertible senior notes, net of taxes(1)	-	-	2,769
Income from continuing operations with assumed conversions	151,010	155,322	686,793
Discontinued operations, net of taxes	67,156	(118,271)	(32,262)
Cumulative effect of change in accounting principle, net of taxes	-	1,846	-
Net income available to common shareholders with assumed conversions	$218,166	$ 38,897	$654,531
Weighted average common shares outstanding	285,001	284,299	284,174
Plus: Incremental shares from assumed conversions			
Restricted stock issued—non vested	3,816	774	1,091
Employee stock options	225	4,549	6,452
3.25% convertible senior notes(1)	-	-	2,071
Forward purchase contracts	-	-	254
Dilutive potential common shares	4,041	5,323	9,868
Adjusted weighted average common shares	289,042	289,622	294,042
Earnings per common share:			
Income from continuing operations	$ 0.52	$ 0.54	$ 2.34
Discontinued operations, net of taxes	0.23	(0.42)	(0.11)
Cumulative effect of change in accounting principle, net of taxes	-	0.01	-
Net income per common share	$ 0.75	$ 0.13	$ 2.23

(1) For the years ended December 31, 2002 and 2001, the assumed conversion of the Company's convertible senior notes to 4,974,000 and 5,606,000 shares of the Company's common stock, and $6.8 million and $7.6 million net of tax interest expense on the Company's 3.25% convertible senior notes, were not included in the computation of diluted earnings per common share because the inclusion would be antidilutive.

Note 21. Stock-Based Compensation Plans

At December 31, 2002, the Company had three stock-based compensation plans: the 2000 Stock Incentive Plan, the 1999 Non-Officer Equity Incentive Plan, and the 1997 Employee Stock Purchase Plan.

2000 Stock Incentive Plan

The 2000 Stock Incentive Plan (the "2000 Plan") is an amendment, restatement and combination of the Company's 1997 Stock Option Plan and Stock Ownership Plan, which were adopted by the Company in 1997 and approved by its sole shareholder, Providian Corporation, in April 1997, before the Company was spun off from Providian Corporation in June 1997. The Company's shareholders approved the combination of the 1997 Stock Option Plan and the Stock Ownership Plan and the material terms of the 2000 Plan in May 2000.

The 2000 Plan provides for grants of incentive and nonqualified stock options to employees, non-employee directors, and consultants. Stock options granted under the 2000 Plan have been granted with an exercise price equal to the market value of the Company's common stock at the date of grant and a maximum term of ten years and are subject to forfeiture during the vesting period. During 2002, the Company granted nonqualified options to purchase 6,492,500 shares of the Company's common stock to employees, non-employee directors, and consultants under the 2000 Plan.

The 2000 Plan also provides for grants of restricted and nonrestricted stock to employees, non-employee directors, and consultants. Restricted stock is subject to forfeiture during the vesting period. During 2002, the Company granted 5,127,476 shares of restricted stock and 35,608 shares of nonrestricted stock to employees and non-employee directors under the 2000 Plan. The Company records the market value of restricted stock grants as deferred compensation at the time of grant and amortizes such amounts over the applicable vesting period.

The 2000 Plan permits a maximum of 12,000,000 shares of the Company's common stock to be granted as restricted stock or nonrestricted stock, and for a combined maximum of 47,812,572 shares of the Company's common stock to be issued in conjunction with the exercise of stock options granted and grants of restricted and nonrestricted stock. The number of shares available for future awards and the number of shares covered by each outstanding award under the 2000 Plan are subject to adjustment for any future splits, stock dividends, mergers, combinations, and other changes in capitalization as described in the 2000 Plan. As of December 31, 2002, the number of common shares available for future grants under the 2000 Plan was 11,997,714 shares.

1999 Non-Officer Equity Incentive Plan

The Board of Directors of the Company adopted the 1999 Non-Officer Equity Incentive Plan (the "Non-Officer Plan") in May 1999. The Non-Officer Plan has not been approved by shareholders. Employees and consultants of the Company and its affiliates who are not officers or directors of the Company or of any affiliate are eligible to receive awards under the Non-Officer Plan.

The Non-Officer Plan provides for grants of nonqualified stock options and grants of restricted and nonrestricted stock to eligible employees and consultants. Stock options granted under the Non-Officer Plan have been granted with an exercise price equal to the market value of the Company's common stock at the date of grant and a maximum term of ten years and are subject to forfeiture during the vesting period. Restricted stock is subject to forfeiture during the vesting period.

The Non-Officer Plan allows a maximum of 9,000,000 shares of the Company's common stock to be issued in conjunction with the exercise of stock options granted and grants of restricted or nonrestricted stock. The number of shares available for future awards and the number of shares covered by each outstanding award under the Non-Officer Plan are subject to adjustment for any future splits, stock dividends, mergers, combinations, and other changes in capitalization as described in the Non-Officer Plan. During 2002, the Company granted nonqualified options to purchase 1,630,000 shares of the Company's common stock to employees under the Non-Officer Plan. As of December 31, 2002, the number of common shares available for future grants under the Non-Officer Plan was 4,752,328 shares.

1997 Employee Stock Purchase Plan

The Company's 1997 Employee Stock Purchase Plan (the "ESPP") is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. The Company's shareholders approved the ESPP in May 1998.

Employees are eligible to participate in the ESPP if they have been employed for at least one month at the beginning of the applicable offering period and if they are customarily employed by the Company for at least 20 hours per week and at least five months in a calendar year. However, employees who have been granted stock options under the Company's 2000 Stock Incentive Plan or any of its predecessor plans since May 1, 1999 are not eligible.

Under the ESPP, eligible employees are permitted to acquire shares of the Company's common stock through payroll deductions. Payroll deductions are made at a rate from 1% to 7% of gross pay, as selected by the employee, for each offering period. Employees are subject to a maximum purchase limitation. Shares of the Company's common stock may be purchased at the end of each offering period at 85% of the lower of the fair market value on the first day, or the fair market value on the last day, of such offering period. The offering periods begin every six months, on each January 1 and July 1, and have a duration of one year.

The ESPP authorizes a maximum of 3,000,000 shares of common stock to be issued to eligible employees. The number of shares available to be issued under the ESPP is subject to adjustment for any future splits, stock dividends, mergers, combinations, and other changes in capitalization as described in the plan documents. During 2002, employees purchased 592,546 shares of the Company's common stock at an average price of $3.51 under the ESPP. As of December 31, 2002, the number of shares available for future purchases by employees under the ESPP was 1,644,209 shares.

Summary of Stock Options Outstanding and Exercisable

	Outstanding options			Exercisable options	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 2.50-10.00	8,784,778	8.66	$ 6.48	1,217,776	$ 6.40
10.01-15.00	2,133,956	4.33	10.75	2,133,956	10.75
15.01-20.00	2,268,600	5.34	19.58	2,268,600	19.58
20.01-35.00	98,115	6.22	26.50	92,116	26.03
35.01-50.00	4,853,040	7.21	41.91	3,614,836	42.21
50.01-65.00	4,851,104	7.64	55.96	2,923,021	58.60
	22,989,593	7.40	$26.18	12,250,305	$32.77

Summary of Stock Option Plans Activity

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	25,244,514	$34.20	23,881,495	$30.96	19,467,388	$25.47
Granted	8,122,500	6.78	5,994,750	45.81	8,971,112	40.82
Exercised	(9,596)	6.20	(2,408,690)	18.09	(2,565,693)	13.48
Forfeited	(10,367,825)	30.53	(2,223,041)	48.22	(1,991,312)	44.25
Outstanding at end of year	22,989,593	$26.18	25,244,514	$34.20	23,881,495	$30.96

The outstanding stock options listed above include 5.7 million shares with an average exercise price of $28.77 granted to the Company's former Chief Executive Officer from December 1994 through May 2001. These stock options are subject to a pending dispute regarding his employment agreement. For the purposes of this table, the Company has assumed that the final outcome of the claim will result in these options remaining exercisable through their original terms, or ten years from the grant date.

Note 22. Defined Contribution 401(k) Plan

The Company sponsors a defined contribution 401(k) plan offering tax-deferred investment opportunities to substantially all of its employees. Employees may elect to make both pre-tax and after-tax contributions up to the limits set by the Internal Revenue Service. The Company makes matching contributions in an amount determined at the discretion of the Company. An employee's rights in the matching contributions vest in annual one-third increments beginning at the completion of the first year of employment (except for employees whose employment terminated before January 1, 2002, in which case 50% of the matching contributions vested after three years of employment and 100% after four years of employment). Prior to January 1, 2002, the Company made these matching contributions in shares of the Company's common stock. Beginning January 1, 2002, employees may convert the accumulated shares of common stock received in connection with the Company's matching contributions, and they may direct future matching contributions, into other investments offered under the 401(k) plan. The Company uses matching contributions forfeited by employees when they leave the Company to offset future employer contributions. As of December 31, 2002, the 401(k) plan held 2,262,829 shares of the Company's common stock with a market value of $14.7 million. For the year ended December 31, 2002, the 401(k) plan received no dividends from the Company for shares of common stock held. Total matching contributions for the years ended December 31, 2002, 2001, and 2000 were $6.0 million, $7.5 million, and $5.9 million. The cost to the Company of making these matching contributions, net of forfeitures, was $5.7 million, $5.7 million, and $3.9 million for the years ended December 31, 2002, 2001, and 2000. Employee contributions are invested at the direction of the participant. Up to 25% of an employee's contributions may be invested, at the employee's direction, in the Company's common stock.

In addition, the Company makes retirement contributions to the 401(k) plan for employees who are employed on the last day of the year and who have completed at least one year of employment, regardless of whether such employees contribute to the 401(k) plan. The Company uses retirement contributions forfeited by employees when they leave the Company to offset future contributions. The Company anticipates a retirement contribution to the 401(k) plan of $14.5 million for the year ended December 31, 2002. The cost, net of forfeitures, to the Company of this contribution is expected to be $11.0 million. The Company made total retirement contributions of $13.5 million and $13.9 million for the years ended December 31, 2001 and 2000. The cost, net of forfeitures, to the Company for making these contributions was $9.3 million and $12.6 million. The retirement contributions vest at the rate of 20% on completion of the third year of employment and 20% for each completed year of employment thereafter.

As a result of the Company's significant workforce reduction in 2001 and 2002, a partial plan termination of the 401(k) plan occurred under the Internal Revenue Code and applicable regulations. Pursuant to these regulations, the Company's matching contributions and retirement contributions in the 401(k) plan accounts of all employees whose employment by the Company was terminated in connection with the workforce reduction became fully vested. The financial impact of this partial plan termination is a reduction in future forfeitures that would otherwise have been available to offset future employer contributions. The financial impact of this on ongoing Company operations is not considered to be material.

Note 23. Segment Information

The Company derives its income primarily from credit card finance charges and fees, cardholder service product sales, servicing fees, and excess servicing on securitized loans. The sale of the Company's foreign operations was completed in 2002. The Company does not operate multiple segments.

Note 24. Fair Value of Financial Instruments

The estimated fair value of the Company's financial instruments is disclosed below. In cases where quoted market prices are not available, fair values are based on estimates, using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, might not be realized in immediate settlement of the instrument. In addition, these values do not consider the potential income taxes or other expenses that might be incurred upon an actual sale of an asset or settlement of a liability. In accordance with GAAP, certain financial instruments and all nonfinancial instruments have been excluded. Accordingly, the aggregate fair value amounts presented do not necessarily represent or affect the underlying value of the Company.

The Company uses the following methods and assumptions in estimating its fair value disclosure for financial instruments:

Cash and cash equivalents: Cash and cash equivalents are carried at an amount that approximates fair value.

Federal funds sold and securities purchased under resale agreements: Federal funds sold and securities purchased under resale agreements are carried at an amount that approximates fair value, due to the short-term nature of these assets.

Investment securities: The estimated fair values of investment securities by type are provided in Note 5 to Consolidated Financial Statements. Fair value is based on quoted market prices when available or, if market prices are unavailable, fair value is estimated using quoted market prices of comparable instruments.

Loans held for securitization or sale: Loans held for securitization or sale are reported at the lower of prior carrying amount or fair value.

Loans receivable: The carrying amount of loans receivable approximates fair value.

Interest receivable and due from securitizations: The carrying amounts reported in the Company's consolidated statements of financial condition approximate fair value.

Deposits: The fair values disclosed for demand deposits (money market deposit accounts and certain savings accounts) are equal to the amount payable on demand at the reporting date (carrying amount). Fair value for fixed rate certificates of deposit and other fixed rate deposits are estimated using a discounted cash flow calculation that applies interest rates at an assumed marginal market funding rate.

Short-term borrowings: Short-term borrowings consist primarily of federal funds purchased. The carrying amount of short-term borrowings approximates fair value based on the short-term nature of these borrowings.

Long-term borrowings: The fair value of the Company's long-term borrowings is estimated using a discounted cash flow calculation that applies interest rates at an assumed marginal market funding rate.

Capital securities: The fair value of the Company's mandatorily redeemable capital securities is estimated using a discounted cash flow calculation that applies interest rates at an assumed marginal market funding rate.

Derivative instruments: All derivatives are included in the Company's consolidated financial statements. The fair value of the Company's derivative instruments (interest rate swaps, interest rate caps, and lending commitments) is based on valuation models, if material, using discounted cash flows (swaps), an assessment of current replacement cost (caps), and valuation models as described above for loans receivable (lending commitments). Credit card lending commitments have been determined to have no fair value.

Carrying Values and Estimated Fair Values of the Company's Financial Instruments

	December 31,			
	2002		2001	
(dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets				
Cash and cash equivalents	$ 344,277	$ 344,277	$ 449,586	$ 449,586
Federal funds sold and securities purchased under resale agreements	3,601,000	3,601,000	1,611,000	1,611,000
Investment securities:				
Available-for-sale	1,856,607	1,856,607	1,324,465	1,324,465
Loans held for securitization or sale	-	-	1,410,603	1,410,603
Loans receivable, less allowance for credit losses	5,895,296	5,895,296	9,626,307	9,626,307
Interest receivable	60,841	60,841	116,053	116,053
Due from securitizations	3,723,382	3,706,113	2,926,181	2,926,181
Derivative assets	25,310	25,310	14,627	14,627
Liabilities				
Deposits	$12,708,315	$12,816,379	$15,318,165	$15,719,123
Short-term borrowings	91,560	91,560	117,176	117,176
Long-term borrowings	877,238	660,626	959,281	591,020
Derivative liabilities	12,584	12,584	31,566	31,566
Capital securities	104,332	60,513	104,332	33,386

Note 25. Parent Company Financial Information

The Company conducts its credit card operations primarily through its banking subsidiaries, PNB and PB. The parent's investment in subsidiaries represents the total equity of all consolidated subsidiaries, using the equity method of accounting for investments.

Providian Financial Corporation (Parent Company Only)
Statements of Financial Condition

	December 31,	
(dollars in thousands)	2002	2001
Assets		
Cash and cash equivalents	$ 180,738	$ 170,461
Investment securities:		
Available-for-sale	-	150,476
Loans receivable	661	101,084
Investment in subsidiaries	2,819,309	2,405,763
Deferred income taxes	488,763	1,031,627
Prepaid expenses and other assets	395,790	34,133
Total assets	$3,885,261	$3,893,544
Liabilities		
Due to subsidiaries	$ 768,252	$ 903,804
Short-term borrowings	-	1,195
Long-term borrowings	877,718	861,212
Income taxes payable	-	98,254
Accrued expenses and other liabilities	100,219	141,568
Total liabilities	1,746,189	2,006,033
Shareholders' Equity		
Common stock	2,909	2,862
Retained earnings	2,202,960	1,971,359
Cumulative other comprehensive income	9,888	(10,193)
Common stock held in treasury – at cost:	(76,685)	(76,517)
Total shareholders' equity	2,139,072	1,887,511
Total liabilities and shareholders' equity	$3,885,261	$3,893,544

Providian Financial Corporation (Parent Company Only)
Statements of Income

(dollars in thousands)	Year ended December 31, 2002	2001	2000
Revenues			
Dividends from subsidiaries	$ -	$ 23,000	$230,000
Interest income:			
Investments	568	15,804	6,902
Loans	166	21	27
Subsidiaries	3,715	15,112	11,111
Other income	30,292	28,579	20,211
	34,741	82,516	268,251
Expenses			
Salaries and employee benefits	17,691	20,904	17,566
Interest expense:			
Borrowings	27,675	26,534	4,615
Subsidiaries	-	-	309
General and administration	(14,925)	53,850	72,406
	30,441	101,288	94,896
Income (loss) before income taxes and equity in earnings of subsidiaries	4,300	(18,772)	173,355
Income tax benefit	(40,455)	(56,088)	(25,327)
Equity in undistributed earnings of subsidiaries	173,411	1,581	453,080
Net Income	$218,166	$ 38,897	$651,762

Providian Financial Corporation (Parent Company Only)
Statements of Cash Flows

	Year ended December 31,		
(dollars in thousands)	2002	2001	2000
Operating Activities			
Net Income	$ 218,166	$ 38,897	$ 651,762
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	(173,411)	(1,581)	(453,080)
Amortization of deferred compensation	11,977	12,731	13,518
(Increase) decrease in other assets	(361,656)	34,676	(56,217)
(Decrease) increase in accrued expenses and other liabilities	(41,349)	(15,045)	33,847
Decrease (increase) in deferred income taxes receivable	542,864	(352,299)	(99,398)
(Decrease) increase in taxes payable	(95,735)	35,548	12,942
(Due from) due to subsidiaries	(135,552)	365,721	107,465
Net cash (used) provided by operating activities	(34,696)	118,648	210,839
Investing Activities			
Net (increase) decrease in investment securities	—	(181,761)	23,252
Proceeds from sales/maturities of investment securities	170,557	—	—
Net decrease (increase) in note receivable from affiliates	100,422	(100,943)	73,614
Net increase in investment in subsidiaries	(240,135)	(275,445)	(215,784)
Net cash provided (used) by investing activities	30,844	(558,149)	(118,918)
Financing Activities			
Net decrease in note payable to affiliates	—	—	(15,000)
Proceeds from exercise of stock options	2,453	46,988	39,953
Purchase of common stock for treasury	(3,635)	(222,637)	(40,431)
Proceeds from short-term borrowings	—	1,195	—
Repayment of short-term borrowings	(1,195)	—	—
Repayment of long-term borrowings	—	(50,925)	—
Proceeds from issuance of convertible senior notes	16,506	400,355	402,500
Purchase of junior subordinated debentures	—	(6,725)	(48,943)
Dividends paid to shareholders	—	(25,685)	(29,932)
Net cash provided by financing activities	14,129	142,566	308,147
Net Increase (Decrease) in Cash and Cash Equivalents	10,277	(296,935)	400,068
Cash and cash equivalents at beginning of year	170,461	467,396	67,328
Cash and cash equivalents at end of year	$ 180,738	$ 170,461	$ 467,396

MANAGEMENT'S RESPONSIBILITIES FOR FINANCIAL REPORTING

The consolidated financial statements appearing in this Annual Report have been prepared by management, which is responsible for their preparation, integrity, and fair presentation. The statements have been prepared in accordance with accounting principles generally accepted in the United States and necessarily include some amounts that are based on management's best estimates and judgments.

Management is responsible for the system of internal controls over financial reporting at Providian Financial Corporation and its subsidiaries, a system designed to provide reasonable assurance regarding the preparation of reliable published financial statements. This system is augmented by written policies and procedures, including a code of conduct to foster a strong ethical climate, a program of internal audit, and the selection and training of qualified personnel. Management believes that the Company's system of internal controls over financial reporting provides reasonable assurance that the financial records are reliable for preparing financial statements.

The Audit and Compliance Committee of the Board of Directors, consisting solely of outside Directors, meets with the independent auditors, management, and internal auditors periodically to discuss internal controls over financial reporting, auditing, and financial reporting matters. The Committee reviews the scope and results of the audit effort with the independent auditors. The Committee also meets with the Company's independent auditors and internal auditors without management present to ensure that these groups have free access to the Committee.

The independent auditors are selected by the Audit and Compliance Committee of the Board of Directors and ratified by the shareholders. Based upon their audit of the consolidated financial statements, the independent auditors, Ernst & Young LLP, have issued their Report of Independent Auditors, which appears on the next page.



Joseph W. Saunders
Chairman, President and Chief Executive Officer



Anthony F. Vuoto
Vice Chairman and Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Providian Financial Corporation and Subsidiaries

We have audited the accompanying consolidated statements of financial condition of Providian Financial Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of Providian's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Providian Financial Corporation and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

San Francisco, California
January 30, 2003

Board of Directors, Senior Management and Corporate Information

BOARD OF DIRECTORS

Joseph W. Saunders
Chairman of the Board,
President and
Chief Executive Officer,
Providian Financial Corporation

James V. Elliott
Attorney at Law
(Retired Executive Vice President and Consultant, Providian Financial Corporation)

Richard D. Field
Private Investor
(Retired Senior Executive Vice President, The Bank of New York Company, Inc.)

J. David Grissom
Chairman, Mayfair Capital, and The Glenview Trust Company

Robert J. Higgins
Director of Administration,
State of Rhode Island
Department of Administration
(Retired President, Consumer Banking and Investment Services, FleetBoston Financial Corporation)

F. Warren McFarlan, D.B.A.
Professor of Business Administration and Senior Associate Dean, Harvard Business School

Ruth M. Owades
President,
Owades Enterprises
(Founder and Retired Chairman and Chief Executive Officer, Calyx & Corolla)

Francesca Ruiz de Luzuriaga
Independent Business Development Consultant
(Retired Chief Operating Officer of Mattel Interactive, a business unit of Mattel, Inc.)

Jane A. Truelove
Development Chair,
Board of Governors, New Hampshire Public Television
(Retired Senior Vice President and Regional General Manager, Fidelity Investments)

SENIOR MANAGEMENT

Joseph W. Saunders
Chairman of the Board,
President and
Chief Executive Officer

Chaomei Chen
Vice Chairman,
Credit and Collections

Susan G. Gleason
Vice Chairman,
Operations and Systems

Richard A. Leweke
Vice Chairman and Chief Human Resources Officer

Ellen Richey
Vice Chairman, Enterprise Risk Management, General Counsel and Secretary

Anthony F. Vuoto
Vice Chairman and
Chief Financial Officer

Warren S. Wilcox
Vice Chairman, Marketing and Strategic Planning

OTHER CORPORATE CONTACTS

Public Policy
Konrad Alt
Executive Vice President,
Chief Public Policy Officer and Chief Ethics Officer
(415) 278-6723

Investor Relations
Jack Carsky
Senior Vice President
(415) 278-4977

Media Relations
Alan Elias
Senior Vice President
Corporate Communications
(415) 278-4189

Community Giving
Jim Wunderman
Senior Vice President
Community Affairs
(415) 278-4651

CORPORATE INFORMATION

Corporate Headquarters
Providian Financial Corporation
201 Mission Street
San Francisco, CA 94105
(415) 543-0404
www.providian.com

Stock Exchange Listings
New York Stock Exchange and Pacific Stock Exchange
Ticker Symbol: PVN

Transfer Agent/Registrar for Common Stock
EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, NJ 07303-2500
(800) 317-4445
www.equiserve.com

INVESTOR INQUIRIES

Investor information is available on our Web site at www.providian.com under the Investor Relations section. Providian's annual reports, quarterly earnings releases, press releases and SEC filings are available on the site, as well as current stock price data and a calendar of upcoming events. If you prefer, you may write or call us at:

Investor Relations
Providian Financial Corporation
201 Mission Street
San Francisco, CA 94105
(415) 278-6170

DIRECT INVESTMENT PROGRAM

Providian Financial's transfer agent, EquiServe Trust Company, N.A., offers a direct investment program for investors interested in purchasing or selling Providian Financial common stock. Additional information is available through a link on Providian's Web site to the DirectSERVICE™ Investment Program's Web site, or you may call or write:

The DirectSERVICE™
Investment Program
EquiServe Trust Company, N.A.
P.O. Box 2598
Jersey City, NJ 07303-2598
(800) 482-8690

INDEPENDENT AUDITORS

Ernst & Young LLP

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION: This document contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the "safe harbor" created by those sections. Forward-looking statements include expressions of the "belief," "anticipation," or "expectations" of management, statements as to industry trends or future results of operations of the Company and its subsidiaries, and other statements that are not historical fact. Forward-looking statements are based on certain assumptions by management and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to: competitive pressures; factors that affect liquidity, delinquency rates, credit loss rates and charge-off rates; general economic conditions; consumer loan portfolio growth; changes in the cost and/or availability of funding due to changes in the deposit, credit or securitization markets; changes in the way the Company is perceived in such markets and/or conditions relating to existing or future financing commitments; the effects of government policy and regulation, whether of general applicability or specific to the Company, including restrictions and/or limitations on the Company's minimum capital requirements, deposit-taking abilities, reserve methodologies, dividend policies and payments, growth, and/or underwriting criteria; changes in accounting rules, policies, practices and/or procedures; the success of product development efforts; legal and regulatory proceedings, including the impact of ongoing litigation; interest rates; one-time charges; extraordinary items; the ability to recruit or replace key personnel; and the impact of existing, modified or new strategic initiatives. These and other risks and uncertainties are described in detail in the Company's Annual Report on Form 10-K and Annual Report to Stockholders for the fiscal year ended December 31, 2002 under the headings "Cautionary Statement Regarding Forward-Looking Information"and "Risk Factors." Readers are cautioned not to place undue reliance on any forward-looking statement, which speaks only as of the date thereof. The Company undertakes no obligation to update any forward-looking statements.